Exhibit 99.1

NI 43-101 TECHNICAL REPORT SUMMARIZING THE PRELIMINARY ECONOMIC ASSESSMENT OF THE CORICANCHA MINE COMPLEX

Submitted to:

Great Panther Silver Limited

1330 - 200 Granville Street

Vancouver, BC

V6C 1S4

Submitted by:

Golder Associates Inc. as Report Assembler of the work prepared by or under the supervision of the Qualified Persons Named as Authors

July 13, 2018

NOTICE TO READERS:

This report was assembled as a National Instrument 43-101 Technical Report for Great Panther Silver Limited (GPR) by Golder Associates Inc. (Golder) on behalf of the Authors named in and executing this Technical Report. This document contains the expressions of professional opinions of the Authors based on (i) information available at the time of preparation, (ii) data supplied by GPR and others, and (iii) the assumptions, conditions, and qualifications set forth in this report. The quality of information, conclusions, and estimates contained herein are consistent with the stated levels of accuracy as well as the circumstances and constraints under which the mandate was performed. This report is intended to be used solely by GPR, subject to the terms and conditions of its contract with Golder Associates Inc. This contract permits GPR to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any use of this report by any third party is at that party’s sole risk.

July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

TITLE PAGE

NI 43-101 TECHNICAL REPORT SUMMARIZING THE PRELIMINARY ECONOMIC ASSESSMENT OF THE CORICANCHA MINE COMPLEX

Authors:

■	Daniel Saint Don, P.Eng.
■	Jeffrey Woods, SME MMSA QP
■	Ronald Turner, MAusIMM CP(Geo)

Effective Date of the Report.

July 13, 2018

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

DATE & SIGNATURE PAGE

This Technical Report on Coricancha Mine Complex is submitted to Great Panther Silver Limited and is effective as of July 13, 2018.

Qualified Person	Responsible for Parts
Signed By: Daniel Saint Don, P.Eng. Golder Associates Inc. Date: July 13, 2018	Items 1.4, 1.7, 1.8, 1.9, 1.10, 1.11, 1.12, 1.13, 1.14, 2.0, 3.0, 4.0 (excluding 4.1), 14.7, 15.0, 16.0, 18.0, 19.0, 20.0, 21.0 (excluding 21.2.2 and 21.3.2), 22.0, 23.0, 24.0, 25.0, 26.0, and 27.0
Signed By: Jeffrey Woods, SME MMSA QP Woods Process Services, LLC. Date: July 13, 2018	Items 1.5, 13.0, 17.0, 21.2.2, and 21.3.2
Signed By: Ronald Turner, MAusIMM CP(Geo) Golder Associates S.A. Date: July 13, 2018	Items 1.1, 1.2, 1.3, 1.6, 4.1, 5.0, 6.0, 7.0, 8.0, 9.0, 10.0, 11.0, 12.0, and 14.0 (excluding Item 14.7)

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

As the Qualified Person responsible for preparing the Technical Report, titled “NI 43-101 TECHNICAL REPORT SUMMARIZING THE PRELIMINARY ECONOMIC ASSESSMENT OF THE CORICANCHA MINE COMPLEX”, dated July 13, 2018, with an effective date of July 13, 2018, and prepared for Great Panther Silver Limited., I, Daniel A. Saint Don, P. Eng., do hereby certify that:

(a)	I am the Underground Mining Practice Leader at:

Golder Associates Inc.

44 Union Boulevard, Suite 300,

Lakewood, Colorado USA 80228

(b)	I am a member of the Association of Professional Engineers of Ontario (APEO).

(c)	I graduated with a Bachelor of Science in Mining Engineering from Michigan Technological University, Houghton, Michigan, in 1987. I was granted a Master’s of Business Administration (MBA), from Westminster College (the Gore School of Business), Salt Lake City, Utah, in 2007.

I have worked as a Mining Engineer for 30 years. My experience has included mine operations, technical services, cost estimating, budgeting, cash flow modelling and project development of narrow vein mines.

As a result of my education, professional qualifications, and experience, I am a Qualified Person, as defined in National Instrument 43-101.

(d)	I visited the Project Site from January 10, 2017, to January 12, 2017, to perform a Qualified Person current personal inspection site visit as required under NI 43-101. During the site visit I reviewed the general mine infrastructure, access roads, mine portals, underground development, underground production areas, camp facilities, offices, and shop.

(e)	I am the co-author of the Technical Report, titled “NI 43-101 TECHNICAL REPORT SUMMARIZING THE PRELIMINARY ECONOMIC ASSESSMENT OF THE CORICANCHA MINE COMPLEX”, dated July 13 2018.

(f)	I am responsible for the preparation of Items 1.4, 1.7, 1.8, 1.9, 1.10, 1.11, 1.12, 1.13, 1.14, 2.0, 3.0, 4.0 (excluding 4.1), 14.7, 15.0, 16.0, 18.0, 19.0, 20.0, 21.0 (excluding 21.2.2 and 21.3.2), 22.0, 23.0, 24.0, 25.0, 26.0, and 27.0 of the Technical Report, titled “NI 43-101 TECHNICAL REPORT SUMMARIZING THE PRELIMINARY ECONOMIC ASSESSMENT OF THE CORICANCHA MINE COMPLEX”, dated July 13, 2018.

(g)	I have read the definition of ‘Qualified Person’ set out in National Instrument 43-101 (‘the Instrument’) and certify that by reason of my education, professional qualifications, and past relevant experience, I fulfil the requirements of a ‘Qualified Person’ for the purposes of the Instrument.

(h)	I am independent of Great Panther Silver Limited (GPR; the “Issuer”) in accordance with the guidelines and requirements presented in Section 1.5 of the Instrument.

(i)	I have worked on mine planning and mine optimization studies at the Coricancha Mine Complex previous to this Technical Report

(j)	I have read the Instrument and Form 43-101F1 and the Companion Policy 43-101CP, and this technical report has been prepared in compliance with the guidelines presented in the Instrument, Form 43-101F1, and Form 43-101CP.

(k)	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Denver, Colorado this 13 of July 2018. Signed By _________________________ Daniel A. Saint Don, P.Eng. Daniel A. Saint Don, P.Eng. Print name of Qualified Person

iii

July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

As the Qualified Person responsible for preparing the Technical Report, titled “NI 43-101 TECHNICAL REPORT SUMMARIZING THE PRELIMINARY ECONOMIC ASSESSMENT OF THE CORICANCHA MINE COMPLEX”, dated July 13, 2018, with an effective date of July 13, 2018, and prepared for Great Panther Silver Limited., I, Jeffrey L. Woods, SME, MMSA, QP do hereby certify that:

(a)	I am the Principal Consulting Metallurgist at:

Woods Process Services, LLC.

PO Box 998, Fairplay, Colorado USA 80440

(b)	I am a member of the Society for Mining, Metallurgy, and Exploration (SME) since 1983, and a Registered Member (#4018951) since September 2006. I am also a Registered Member of the Mining and Metallurgical Society of America.

(c)	I am a graduate of Mackay School of Mines, University of Nevada, Reno, Nevada, U.S.A., in 1988 with a B.S. degree in Metallurgical Engineering.

I have worked as a metallurgical engineer for a total of 29 years since my graduation. My relevant experience includes international mine operations, technical services, project development and consulting for various commodities, metals, deposits and processes.

As a result of my education, professional qualifications, and experience, I am a Qualified Person, as defined in National Instrument 43-101.

(d)	I performed a site visit to the Coricancha Project Site during October 2017.

(e)	I am responsible for the preparation of Items 1.5, 13.0, 17.0, 21.2.2, and 21.3.2 of the technical report, titled “NI 43-101 TECHNICAL REPORT SUMMARIZING THE PRELIMINARY ECONOMIC ASSESSMENT OF THE CORICANCHA MINE COMPLEX”, dated July 13, 2018.

(f)	I am the co-author of the Technical Report, titled “NI 43-101 TECHNICAL REPORT SUMMARIZING THE PRELIMINARY ECONOMIC ASSESSMENT OF THE CORICANCHA MINE COMPLEX”, dated July 13, 2018.

(g)	I am independent of the Great Panther Silver Limited (GPR; the “Issuer”) in accordance with the guidelines and requirements presented in Section 1.4 of the Instrument 43-101.

(h)	I have read the definition of ‘Qualified Person’ set out in National Instrument 43-101 (‘the Instrument’) and certify that by reason of my education, professional qualifications, and past relevant experience, I fulfil the requirements of a ‘Qualified Person’ for the purposes of the Nation Instrument 43-101.

(i)	I have not had prior involvement with the property that is the subject of the Technical Report.

(j)	I have read the Instrument and Form 43-101F1 and the Companion Policy 43-101CP, and this Technical Report has been prepared in compliance with the guidelines presented in the Instrument, Form 43-101F1, and Form 43-101CP.

(k)	As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Denver, Colorado this 13 of July 2018.

Signed and Sealed By

_________________________

Jeffrey L. Woods, SME, MMSA, QP

Jeffrey L. Woods, SME, MMSA, QP

Print name of Qualified Person

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

As the Qualified Person responsible for preparing the Technical Report, titled “NI 43-101 TECHNICAL REPORT SUMMARIZING THE PRELIMINARY ECONOMIC ASSESSMENT OF THE CORICANCHA MINE COMPLEX”, dated July 13, 2018, with an effective date of July 13, 2018, and prepared for Great Panther Silver Limited., I, Ronald Turner, MAusIMM CP (Geo), do hereby certify that:

a)	I am a Senior Resource Geologist at:

Golder Associates S.A.

Magdalena 181, 3rd floor, Las Condes, Santiago, Chile

b)	I am a Member (#302538) and Chartered Professional (CP) in Geology according the Australasian Institute of Mining and Metallurgy (AusIMM).
c)	I am graduate of Universidad de Concepción, Chile, in 1993 with a Bachelor of Science degree in Geology.

I have worked as a professional Geologist for over 24 years since my graduation. My experience has focused on exploration, mine geology and resource estimation of base metals and precious metals deposits.

As a result of my education, professional qualifications, and experience, I am a Qualified Person, as defined in National Instrument 43-101.

d)	I completed a personal inspection of the Coricancha Mine that is the subject of the Technical Report from August 15, 2017, to August 16, 2017.

e)	I am responsible for preparation of Items 1.1, 1.2, 1.3, 1.6, 4.1, 5.0, 6.0, 7.0, 8.0, 9.0, 10.0, 11.0, 12.0, and 14.0 (excluding Item 14.7) included in this Technical Report, titled “NI 43-101 TECHNICAL REPORT SUMMARIZING THE PRELIMINARY ECONOMIC ASSESSMENT OF THE CORICANCHA MINE COMPLEX”, dated July 13, 2018.
f)	I am independent of the Great Panther Silver Limited (GPR; the “Issuer”) in accordance with the guidelines and requirements presented in Item 1.5 of National Instrument 43-101.
g)	I have not had prior involvement with the property that is the subject of the Technical Report.
h)	I have read National Instrument 43-101, Form 43-101F1 and the Companion Policy 43-101CP, and this Technical Report has been prepared in compliance with the guidelines presented in NI43-101, Form 43-101F1, and 43-101CP.
i)	As of the effective date of this Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Magdalena 181, Piso 3, Las Condes, Santiago, Chile, this July 13, 2018.

Signed By_______________________ Ronald Turner, MAusIMM CP (Geo) I, Ronald Turner, MAusIMM CP (Geo) Print name of Qualified Person

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

Consent of Qualified Person

Pursuant to Section 8.3 of National Instrument 43-101

Standards of Disclosure for Mineral Projects - (“NI 43-101”)

To: British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Registrar of Securities, Prince Edward Island

I, Daniel Saint Don, P.Eng., consent to the public filing of the Technical Report, titled “NI 43-101 TECHNICAL REPORT SUMMARIZING THE PRELIMINARY ECONOMIC ASSESSMENT OF THE CORICANCHA MINE COMPLEX” dated July 13, 2018 (the “Technical Report”)" by Great Panther Silver Limited (the “Issuer”). I certify that I have read the written disclosure being filed and that it accurately represents the parts of the Technical Report that I am responsible for

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on July 13, 2018. I certify that I have read said news release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report.

Signed on July 13, 2018. _______________________ Daniel A. Saint Don, P.Eng. Association of Professional Engineers of Ontario Underground Mining Practice Leader of Golder Associates

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

Consent of Qualified Person

Pursuant to Section 8.3 of National Instrument 43-101

Standards of Disclosure for Mineral Projects - (“NI 43-101”)

To: British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Registrar of Securities, Prince Edward Island

I, Jeffrey L. Woods, SME, MMSA QP., consent to the public filing of the technical report titled “NI 43-101 TECHNICAL REPORT SUMMARIZING THE PRELIMINARY ECONOMIC ASSESSMENT OF THE CORICANCHA MINE COMPLEX”, dated July 13, 2018 (the “Technical Report”), by Great Panther Silver, LTD. (the “Issuer”).

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on July 13, 2017.

I certify that I have read said news release filed by the Issuer and that it fairly and accurately represents parts of the Technical Report that I am responsible for.

Signed on July 13, 2018.

Jeffrey L. Woods (Signed by)

________________________

Jeffrey L. Woods, SME, MMSA QP

Principle Consulting Metallurgist

Woods Process Services, LLC

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

Consent of Qualified Person

Pursuant to Section 8.3 of National Instrument 43-101

Standards of Disclosure for Mineral Projects - (“NI 43-101”)

To: British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Registrar of Securities, Prince Edward Island

I, Ronald Turner, MAusIMM CP (Geo), consent to the public filing of the Technical Report, titled “NI 43-101 TECHNICAL REPORT SUMMARIZING THE PRELIMINARY ECONOMIC ASSESSMENT OF THE CORICANCHA MINE COMPLEX dated July 13, 2018, (the “Technical Report”)" by Great Panther Silver Limited (the “Issuer”). I certify that I have read the written disclosure being filed and that it accurately represents the information in the Technical Report.

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on July 13, 2017. I certify that I have read said news release filed by the Issuer and that it fairly and accurately represents the parts of the Technical Report that I am responsible for.

Signed on July 13, 2018. Signed By __________________ Ronald Turner, MAusIMM CP (Geo) Ronald Turner, MAusIMM CP (Geo) Print name of Qualified Person

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

TABLE OF CONTENTS

Title Page	i
DATE & SIGNATURE PAGE	ii

1.0	Summary	1
1.1	Project Description & Location	2
1.2	Geology & Mineralization	3
1.3	Exploration Status	6
1.4	Development & Operations Status	8
1.5	Mineral Processing & Recovery Methods	8
1.6	Mineral Resource Estimate	9
1.7	Mining	11
1.8	Recovery Methods	12
1.9	Project Infrastructure	14
1.10	Permitting & Environmental Conditions	15
1.11	Capital & Operating Costs	16
1.12	Economic Analysis	18
1.13	Conclusions	20
1.14	Recommendations	22
2.0	Introduction	23
2.1	Terms of Reference	23
2.2	Effective Date	23
2.3	Sources of Information	23
2.4	Qualified Persons & Current Personal Inspections	24
2.5	Language, Currency, & Measurement Standards	25
3.0	Reliance on Other Experts	26
3.1	Legal Status & Mineral Tenure	26
3.2	Tax Matters	26
3.3	Off-Taker Terms	27
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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

3.4	Environmental Matters	27
4.0	Property Description & Location	28
4.1	Mineral Tenure	28
4.2	Surface Rights	32
4.3	Agreements & Encumbrances	32
4.4	Mining Royalties & Taxes	32
4.5	Environmental Liabilities	33
4.6	Permitting	33
4.7	Other Significant Factors & Risks that May Affect Access, Title, or the Right or Ability to Perform Work on the Property	34
5.0	Accessibility, Climate, local resources, infrastructure, & physiography	35
5.1	Accessibility	35
5.2	Climate	37
5.3	Local Resources & Infrastructure	38
5.4	Physiography	38
6.0	History	40
6.1	Ownership & Development History	40
6.2	Exploration History	41
6.3	Historical Mineral Resource & Reserve Statements	41
6.4	Production History	43
7.0	Geological Setting & Mineralization	45
7.1	Regional Geology	45
7.2	Local & Property Geology	47
7.3	Mineralization	47
7.3.1	Main Veins	51
7.3.2	Secondary (Tensional) Veins	53
7.3.3	Tertiary Veins	56
8.0	Deposit types	57
9.0	Exploration	59

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

9.1	Summary of Non-Drilling Exploration Activity	59
10.0	Drilling	61
10.1	Drilling Summary	61
10.2	Drilling Procedures & Methodology	63
10.2.1	Drilling Methodology	63
10.2.2	Core Handling & Visual Logging	64
10.3	Drilling Results & Interpretation	65
10.4	Drilling Factors Impacting Accuracy & Reliability of Results	66
11.0	Sampling Preparation, Analyses, & Security	67
11.1	Sample Summary	67
11.2	Sampling Methodology & Procedures	68
11.2.1	Drill Core Sampling	68
11.2.2	Channel Sampling Procedures	69
11.3	Sample Preparation, Analytical Methodology, & Procedures	70
11.3.1	Analytical Laboratory	70
11.3.2	Density Determination	73
11.3.3	Analytical Results	75
11.4	Sample Security	76
11.5	Quality Assurance & Quality Control Methodology & Procedures	76
11.5.1	Certified Reference Material Standards	77
11.5.2	Duplicates	80
11.5.3	Blanks	81
11.6	Qualified Person Statement on Sampling, Analysis, & Quality Control	82
12.0	Data Verification	83
12.1	Data Verification Procedures	83
12.1.1	Exploration Data Collection Methodology & Procedures Verification	83
12.1.2	Drill Hole & Channel Sample Data & Observations Verification	83
12.1.3	Sampling & Analytical Data Verification	83

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

12.2	Limitations on Data Verification	84
12.3	Qualified Person Statement on Data Verification	84
13.0	Mineral Processing & Metallurgical Testing	85
13.1	SGS Metallurgical Test Work Summary	85
13.2	Historical Operating Data & Metal Recoveries	92
13.2.1	Historical Operating Data Review	92
13.2.2	Metallurgical Performance KPIs	93
13.2.3	Historical Feed Grade, Mass Pulls, & Concentrate Grades	96
14.0	Mineral Resource Estimates	101
14.1	Introduction	101
14.1.1	Definition of Mineral Resource Estimates	101
14.1.2	Note on Animas Vein Model	102
14.2	Geological Database	102
14.3	Geological Interpretation	102
14.3.1	Topography & Underground Workings	102
14.3.2	Geological Modeling Domains	102
14.3.3	Assay Composites & Descriptive Statistics	103
14.3.4	Outliers (High Grade Capping of Assay Composite Values)	103
14.4	Mineral Resource Estimation	104
14.4.1	Block Model Parameters	104
14.4.2	Grade Variography	104
14.4.3	Estimation Methodology (Grade Interpolation)	105
14.4.4	Default Density	106
14.5	Mineral Resource Classification	107
14.5.1	Resource Categories	107
14.6	Block Model Validation	111
14.7	Resource Cut-Off Grade	116
14.8	Statement of Mineral Resources	118

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

14.9	Comparison with Previous Mineral Resource Estimates	119
15.0	Mineral Reserve Estimates	121
16.0	Mining Methods	122
16.1	Dilution	126
16.2	Mine Planning Cut-Off Value	127
16.3	Mine Design	131
16.4	Ventilation	132
16.5	Geotechnical	132
16.6	Mine Schedule	133
17.0	Recovery Methods	135
17.1	Crushing & Grinding Circuits	137
17.2	Flotation Circuits	137
17.3	BIOX® Circuit	138
17.4	Gold/Silver Leach & Recovery	139
17.5	Concentrate Dewatering	139
17.6	Deposition of Final Concentrator Tailings	139
18.0	Project Infrastructure	140
19.0	Market Studies & Contracts	143
19.1	Market Studies	143
19.2	Metals Pricing	143
19.3	Concentrate Pricing & Charges	146
19.4	Doré Charges	147
19.5	Contracts	147
20.0	Environmental Studies, Permitting, & Social or Community Impact	148
21.0	Capital & Operating Costs	153
21.1	Basis of Estimate	153
21.2	Capital Cost Estimate	153
21.2.1	Mining Capital Cost	154

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

21.2.2	Concentrator Capital Costs	155
21.2.3	Other Capital Costs	156
21.3	Operating Costs	156
21.3.1	Mining Operating Costs	157
21.3.2	Concentrator Operating Costs	157
21.3.3	General & Administrative Operating Costs (G&A)	158
21.4	Closure Costs	158
21.5	Earn-Out Consideration	158
22.0	Economic Analysis	159
22.1	Production & Revenue	160
22.2	Closure Costs	164
22.3	Taxes	165
22.4	Off-Taker Terms	165
22.5	Economic Assessment	165
22.6	Project Sensitivity	168
23.0	Adjacent Properties	171
24.0	Other Relevant Data & Information	172
25.0	Interpretation & Conclusions	173
26.0	Recommendations	176
27.0	References	177

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

LIST OF TABLES

Table 1.1: Summary of Nyrstar Drilling by Year

Table 1.2: Summary of Drilling by Vein

Table 1.3: Summary of Mineral Resources by Vein & Element

Table 1.4: Total Capital Cost Estimate

Table 1.5: Operating Cost Summary

Table 1.6: Economic Analysis Base Case Metal Prices & Assumptions

Table 1.7: Summary of Technical Economic Model

Table 2.1: List of Qualified Persons & Section Responsibilities.

Table 4.1: Ownership of Surface Land

Table 4.2: Concession Names & Code Identification Numbers

Table 6.1: Summary of Nyrstar Drilling

Table 6.2: Historical Mineral Resources & Reserves Estimates

Table 6.3: Summary of Historical Production at the Coricancha Mine

Table 7.1: Summary of Mineralized Veins at Coricancha

Table 10.1: Summary of Nyrstar Drilling by Year

Table 10.2: Summary of Drilling by Vein

Table 11.1: Summary of CMC Sampling

Table 11.2: Density Measurement, as Determined by CMC & SGS

Table 11.3: Default Density Values by Vein

Table 11.4: Summary of QA/QC Control Samples

Table 11.5: Expected Values for the 2010 CRM Standards

Table 11.6: Expected Values for the CRM Materials included in 2011 Drilling Program

Table 11.7: CRM Materials OREAS 621 & OREAS 623

Table 13.1: SGS Recommended Reagent Scheme for Coricancha

Table 13.2: Locked Cycle Test Results on Constancia Composite

Table 13.3: Locked Cycle Test Results on Constancia & Wellington Blend

Table 13.4: Metal Recoveries

Table 13.5: Coricancha Feed & Concentrate Production

Table 13.6: Historical Feed Grades

Table 13.7: Individual Concentrate Mass Pulls

Table 13.8: Bulk Pb/Cu Concentrate Assays

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

Table 13.9: Pb Concentrate Assays

Table 13.10: Cu Concentrate Assays

Table 13.11: Zn Concentrate Assays

Table 13.12: Bulk AsPy/Py Concentrate Assays

Table 13.13: Pyrite Concentrate Assays

Table 13.14: Arsenopyrite Concentrate Assays

Table 14.1: Summary of Descriptive Statistics for all Composites

Table 14.2: Summary of Capping Values by Vein & by Variable

Table 14.3: Block Model Dimension & Extents by Vein

Table 14.4: Summary of Variography by Vein & Variable

Table 14.5: Summary of the Grade Interpolation Ranges for Constancia, Wellington, Escondida, & Constancia Este Veins by Variable

Table 14.6: Summary of the Grade Interpolation Ranges for San Jose & Colquipallana Veins by Variable

Table 14.7: Default Density Values by Vein

Table 14.8: Summary of Resource NSR Parameters (Base Metals)

Table 14.9: Summary of NSR Parameters (Precious Metals)

Table 14.10: Summary of Mineral Resources by Vein & Variable

Table 14.11: Comparison of the 2017 to 2012 Mineral Resource Estimates, CMC

Table 16.1: Impact of Dilution for Various Vein Widths

Table 16.2: Major Net Smelter Return Parameters for Base Metals

Table 16.3: NSR Parameters for Au & Ag

Table 16.4: On-site costs

Table 16.5: Resource Tonnes Conversion to Planned Production Tonnes

Table 16.6: Development Dimensions

Table 16.7: Productivity Rates

Table 16.8: Quarterly Mine Production Schedule

Table 19.1: Economic Analysis Base Case Metal Price Assumptions

Table 19.2: Coricancha Terms

Table 20.1: Ownership of Surface Land

Table 21.1: Total Capital Cost Estimate

Table 21.2: Unit Rates for Lateral & Vertical Mine Development Capital Costs

Table 21.3: Total Operating Cost Estimate

Table 21.4: Total Direct Mine Operating Costs & Unit Rates

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

Table 22.1: Annual Throughput Tonnages, Head Grades, & Metal Production

Table 22.2: Annual Payable Metal & Revenue

Table 22.3: Concentrate & Doré Recoveries

Table 22.4: Base Case Metal Price Assumptions

Table 22.5: Lead Concentrate Terms

Table 22.6: Zinc Concentrate Terms

Table 22.7: Copper Concentrate Terms

Table 22.8: Doré Terms

Table 22.9: Selling Expenses

Table 22.10: Summary of Offtake Charges

Table 22.11: Summary of Base Case Metal Prices & Assumptions

Table 22.12: Summary of TEM

Table 22.13: Summary of TEM with Annual Values

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

LIST OF Figures

Figure 1.1: CMC Location

Figure 1.2: Regional Geology Map

Figure 1.3: Process Flow Diagram from 2009 TetraTech PFS Report

Figure 1.4: Post-Tax NPV CMC Sensitivity

Figure 1.5: Post-Tax IRR CMC Sensitivity

Figure 4.1: CMC Location Map

Figure 4.2: CMC Concession Map

Figure 5.1: Regional Concessions Map

Figure 5.2: Historical Matucana Climate Data

Figure 6.1: Summary of Monthly Production 2002 - 2013 with Mean Ag Grade

Figure 7.1: Regional Geology Map

Figure 7.2: Local Geology Map

Figure 7.3: CMC Mineralized Veins Plan Map

Figure 7.4: Constancia Vein Long Section

Figure 7.5: Wellington Vein Long Section

Figure 7.6: Colquipallana Vein Long Section

Figure 7.7: Escondida Vein Long Section

Figure 7.8: San José Vein Long Section

Figure 7.9: Constancia Este Vein Long Section

Figure 9.1: Nyrstar 2010 Exploration Map

Figure 10.1: Drill Hole Map

Figure 10.2: Plan Map - Distribution of Drill Holes at Coricancha

Figure 10.3: CMC Core Logging Facility

Figure 11.1: Example of Sampled Core

Figure 11.2: Example of Channel Sampling in the Animas Vein

Figure 11.3: ALS Analytical Protocols (2010, 2011)

Figure 11.4: SGS Analytical Protocols (2010, 2011, 2013, & 2015-2016)

Figure 11.5: CMC Internal Density Measurement Equipment & Samples to be Measured

Figure 11.6: Au & Ag Grade Box Plots by Vein

Figure 11.7: Control Charts - OREAS 132a CRM

Figure 11.8: Cross Plot Comparing the Primary & Duplicate Analysis for Au, Ag, Pb, Zn, & Cu

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Figure 11.9: Control Chart - Pulp Blanks for Au, Ag, Pb, Zn, & Cu

Figure 13.1: SGS Proposed Process Flow Sheet

Figure 13.2: CMC Plant Throughput Control Chart (tpd)

Figure 13.3: Plant Throughput Control Chart with Data Culled (tpd)

Figure 13.4: Relationship between As & Au Recovery in the AsPy Concentrate

Figure 14.1: Constancia Vein Classification

Figure 14.2: Wellington Vein Classification

Figure 14.3: Constancia Este Vein Classification

Figure 14.4: Escondida Vein Classification

Figure 14.5: San José Vein Classification

Figure 14.6: Colquipallana Vein Classification

Figure 14.7: Global Statistics Comparison Au

Figure 14.8: Global Statistics Comparison Ag

Figure 14.9: Global Statistics Comparison Cu

Figure 14.10: Global Statistics Comparison Pb

Figure 14.11: Global Statistics Comparison Zn

Figure 14.12: Constancia Vein, Plan View, Level 3,550 masl Elevation - Ag (g/t) Block Grades

Figure 14.13: Tonnes-Grade Plot for all Mineralized Veins & Classes at Varying NSR Cut-off Value

Figure 16.1: Generalized Production Stope Geometry

Figure 16.2: Long-Sectional View of the Constancia Vein

Figure 16.3: Long-Sectional View of the Wellington Vein

Figure 16.4: Resource Tonnes Conversion to Planned Production Tonnes

Figure 16.5: Isometric View of the Main CMC Veins

Figure 17.1: Process Flow Diagram from 2009 TetraTech PFS Report

Figure 18.1: Isometric View of New Internal Ramp & Other Mine Infrastructure

Figure 18.2: Existing Surface Access Road

Figure 19.1: Historic Three-Year Gold Bullion LBMA Pricing

Figure 19.2: Historic Three-Year LBMA-Silver Pricing

Figure 19.3: Historic Three-Year LME-Lead Pricing

Figure 19.4: Historic Three-Year LME-Zinc Pricing

Figure 19.5: Historic Three-Year LME-Copper Pricing

Figure 22.1: Annual Undiscounted Post-Tax Cash Flow

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Figure 22.2: Post-Tax NPV Project Sensitivity

Figure 22.3: Post-Tax IRR Project Sensitivity

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LIST OF ABBREVIATIONS

Acronym	Description
BIOX®	Bio-oxidation
CIF	Cost, Insurance, & Freight
CIL	Carbon-in-leach
CIM	Canadian Institute of Mining, Metallurgy, & Petroleum
CMC	Coricancha Mine Complex (Coricancha Mine, Tamboraque processing plant, Chinchan tailings storage)
CWB	Constancia Wellington Blend
CRM	Certified reference material
DAP	Delivered at Place
EIA	Environmental Impact Assessment
EPCM	Engineering, procurement, & construction management
Golder	Golder Associates Inc.
GPR	Great Panther Silver Limited
IP	Induced polarization
IRR	Internal rate of return
KPI	Key performance indicator
LBMA	London Bullion Market Association
LME	London Metals Exchange
LOM	Life-of-mine
MEM	Ministry of Energy and Mines
NPV	Net present value
NSR	Net smelter return
PEA	Preliminary economic assessment
PFS	Pre-feasibility study
POI	Point of observation
QA/QC	Quality assurance quality control
ROM	Run-of-mine
TEM	Technical economic model
TR	Technical report
US$	US Dollar

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CHEMICAL & ROCK SYMBOLS

Symbol	Description
Ag	Silver
Au	Gold
As	Arsenic
AsPy	Arsenopyrite
Bi	Bismuth
Cd	Cadmium
Cu	Copper
Fe	Iron
Hg	Mercury
Mn	Manganese
Pb	Lead
Py	Pyrite
Qtz	Quartz
Sb	Antimony
SiO2	Silica
Zn	Zinc

UNITS OF MEASURE

Unit	Description
masl	Metres Above Mean Sea Level
cm	Centimetres
dmt	Metric tonne of dried concentrate
g/t	Grams per tonne
kg/t	Kilograms per tonne
km	Kilometres
lb	Pound
m	Metres
oz	Troy ounce
ppm	Parts per million
t	Tonnes
tpd	Tonnes per day
tpm	Tonnes per month
wmt	Wet metric tonne

User Note: This Table of Contents section acts as a reference point for the
Record of Issue, Executive Summary and Study Limitations sections as and when they might be required.

Therefore, the structure of this section must not be altered in any way.

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1.0	Summary

This Item is a brief summary of important information in the Technical Report (TR), including property description and ownership, geology and mineralization, project development, Mineral Resource estimates, mining, infrastructure, environmental, costs, economic analysis, and the qualified person’s conclusions and recommendations.

Golder Associates Inc. (Golder) was retained by Great Panther Silver Limited (GPR) as an independent qualified entity to prepare an NI 43-101 TR at a preliminary economic assessment (PEA) level of study for the Coricancha Mine Complex (CMC) located in Huarochirí Province in the Lima Region of Perú.

The main Coricancha areas include the Coricancha Mine, Tamboraque Processing Plant, and Chinchan Tailings Storages, which collectively will be referred to as CMC.

GPR is a publicly traded company listed on the Toronto Stock Exchange (TSX) and NYSE American, engaged in the exploration, development, and production of mineral properties. GPR is primarily a silver (Ag) - gold (Au) producing company with operating mines in Mexico, including the Guanajuato Mine Complex in the state of Guanajuato and the Topia Ag-Au-lead (Pb)-zinc (Zn) mine located in the state of Durango. GPR acquired CMC from Nyrstar in 2017.

Caution to readers: In this Item, all estimates and descriptions related to economic assessments at the CMC are forward-looking information. The economic assessments are preliminary in nature. Inferred Mineral Resources have been included in the mine plan but are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The PEA outlines the potential viability of Mineral Resources and there is no certainty that they will be realized. There are many material factors that could cause actual results to differ materially from the conclusions, forecasts, or projections set out in this TR. Some of the material factors include changes to regulatory framework development, issues with approval of exploitation licenses, differences from the assumptions made in the TR regarding grades, metals production rates, schedule of development, labor, operating costs, capital costs, markets and product prices, and other circumstances that may influence if the CMC proceeds, as described in the TR. The material factors, or assumptions, that were applied in drawing the conclusions, forecasts, and projections set forth in this Item are summarized in the other Items of this TR. For this reason, readers should read this Item 1.0 solely in the context of the full TR, and after reading all other Items of this TR.

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This TR was prepared by Golder in accordance with the following documents published by the Canadian securities regulatory authorities:

■	NI 43-101: Standards of Disclosure for Mineral Projects (effective date June 30, 2011).
■	NI 43-101 Companion Policy (NI 43-101CP): Standards of Disclosure for Mineral Projects (effective date June 30, 2011).
■	Form NI 43-101F1: TR (effective date June 30, 2011).
■	Canadian Institute of Mining, Metallurgy, and Petroleum (CIM): Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 23, 2003).
■	CIM Definitions Standards (May 2014).
■	CIM Exploration Best Practice Guidelines (August 2000 edition)
1.1	Project Description & Location

The CMC is located in the central Andes of Perú in the District of San Mateo, Huarochirí Province, Department of Lima, as shown in Figure 1.1.

The concentrator and main site office are located adjacent to the Central National Highway, 90 kilometres (km) east of the capital city of Lima, next to the Rímac River in an area known as Tamboraque, and adjacent to the confluence of the Rímac River and its tributary, the Aruri River. The concentrator is located at 3,000 metres above mean sea level (masl), and the mine is located between 3,140 masl and 3,980 masl.

CMC has been exploited almost continuously since the 1800s. The historic Coricancha mine production for the 60 years prior to 1996 is reported to have ranged from 2,600 tonnes to 5,000 tonnes per month (tpm).

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Figure 1.1: CMC Location

The CMC includes 127 mining concessions, 1 mining transport concession, and 1 processing concession. All mining concessions are for metallic substances.

1.2	Geology & Mineralization

The regional geology of the Viso-Aruri mining district is composed of a package of andesitic volcanic rocks and local basal sedimentary units intruded by monzonite stocks (See Figure 1.2). The Jumasha Formation is found at the base of the Viso-Aruri volcanic sequence and is characterized by tightly folded beds of grey limestone. The limestone outcrops in the Rímac River valley, near the town of San Miguel de Viso.

The approximately 1,500-metre (m) thick Rímac Formation overlies the Jumasha limestones and consists of Tertiary-age andesitic volcanics and is characterized by alternating layers of massive and porphyritic, grey to greenish-grey-purple andesite. The volcanic beds are approximately 10-m to 40-m thick and are roughly sub-horizontal, dipping slightly to the SW at 15°.

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There are two occurrences of intrusive rocks in the area which are thought to have been the source of the polymetallic mineralization, although this has not been confirmed. The first is a small, altered, intrusive stock that has been mapped near the village of Viso on the south side of the mountain (Coricancha is on the north side). The other occurrence is the NE-NNE trending, sub-vertical intrusive dikes cutting the volcanic rocks.

The area has been exposed to structural compression, which has produced a well-developed regional scale fracture pattern and allowed the emplacement of the polymetallic mineralization within fracture filling quartz (Qtz) sulphide veins. Some of the identified features include the NW-SE Pariachaca-Matucana fault, the NS and NNE trending San Pablo and Huamuyo faults, and the NNE-SSW mineralized fractures zones.

The CMC property is almost entirely underlain by the Rímac Formation andesitic volcanics. The base of the sequence comprises brecciated volcanics overlain by andesitic flows, agglomerate, and tuff towards the top of the Cerro Huamanjune at approximately 4,500 masl elevation.

Mineralization at CMC is that of an anastomosed system where most of the secondary and tertiary veins branch off either from the main vein or the secondary veins. This has produced the necessary conduits to be filled by mineralized hydrothermal fluids. The overall system trends towards the NE at an approximate bearing of 015 degrees, and the veins are primarily sub-vertical to steeply NW dipping. It is thought that the anastomosed vein system may be part of a larger regional scale shear zone with associated secondary and tertiary tensional vein systems.

The three main veins on the CMC property include the Wellington, Constancia, and Animas veins (See Item 7.0 and Figure 7.3 for details). These veins define three structurally dislocated blocks from which a series of secondary and tertiary tensional veins split off. The veins are extensive and are known to extend over 4 km along strike and more than 1.5 km down dip.

Typically, the veins included in the Resource model show Qtz-clay-pyrite argillic alteration, which extends up to 2.0 m into the footwall and hanging wall of the veins. The alteration does not contain economic mineralization of note.

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Figure 1.2: Regional Geology Map

The CMC is a polymetallic hydrothermal, brittle low sulphidation deposit hosted in the andesitic rocks of the Rímac Formation. The veins exhibit pinch-swell type behavior typical of hydrothermal systems found within compressional and extensional structural environments. Vein widths reach upwards of 2.0 m and with a mean width of 0.6 m. The veins are known to split into two or more branches separated by waste rock materials.

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The mineralization observed at CMC is typically composed of the following:

■	Pyrite (iron [Fe] sulphide)
■	Sphalerite (Zn sulphide)
■	Galena (Pb sulphide)
■	Chalcopyrite (Cu Fe sulphide)
■	Arsenopyrite (Fe arsenic [As] sulphide)
■	Tennantite (Cu As sulfosalt)
■	Tetrahedrite (Cu antimony [Sb] sulfosalt)
■	Native Au
■	Native Ag
■	Quartz
1.3	Exploration Status

Prior to Nyrstar’s acquisition of CMC, exploration was primarily conducted by mining of veins via a series of horizontal and vertical tunnels and raises, but no systematic formal exploration activities were completed. The first formal documented exploration program was conducted by Nyrstar in 2010 and consisted of field mapping, ground magnetic and induced polarization (IP) surveys and diamond drilling.

Prior to 2010 and Nyrstar’s acquisition of Coricancha, no systematic drilling was performed on-site. Some historical drilling was completed, primarily as short holes, but unfortunately limited or no records exist related to this drilling. Golder has not included any of the pre-2010 drilling in the geological database or geological model due to the lack of information and inability to confirm this data.

Since 2010, several drilling programs have been completed with the primary focus of verifying the lateral and depth continuity of the main veins, including Wellington, Constancia, and Colquipallana. Nyrstar conducted three independent drilling campaigns in 2010, 2011 and 2013. Drilling programs were completed in 2015 and 2016 by GPR. A total of 83 diamond drill holes, totaling 28,197 m of NQ sized core (47.6 millimeter [mm] core diameter) have been drilled within the CMC property boundaries. Drill holes were either drilled from surface or underground depending on the target and accessibility.

A summary of the different drilling campaigns at CMC by year and by vein target is presented in Table 1.1 and Table 1.2. A detailed discussion of drilling at CMC is presented in Item 10.0 and the distribution of the drill holes is illustrated in Figure 10.2.

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Table 1.1: Summary of Nyrstar Drilling by Year

Company	Year	No. of Drill Holes	Total Depth (m)
Nystar	2010	16	11,111
	2011	12	6,187
	2013	22	4,944
Nystar & GPR	2015-2016	33	5,955
Total		83	28,197

Source: Nyrstar internal reports via GPR.

Table 1.2: Summary of Drilling by Vein

Vein	No. of Drill Holes
Constancia	56
Wellington	13
Animas	2
Colquipallana	5
San Jose	2
Others	5
Total	83

Source: Nyrstar internal reports via GPR.

CMC is an advanced stage property with extensive historical records of mining activities and production. The drilling results confirm the existence of economic mineralization and reconcile with the underground mine workings.

The results of the drilling programs at CMC verify the continuity of the vein system, both laterally and at depth. The mineralization is shown to extend beyond the previously known limits and has opened up the targets both along strike and at depth.

The data from drilling, logging and surface/underground sampling programs were reviewed and interpreted independently by GPR senior geologists and by the Golder Qualified Person. Drill hole lithology and assay data were used to confirm the target intercepts and to reconcile against the surface and underground sampling.

A detailed discussion of the sampling and analytical results is presented in Item 10.0 and Item 14.0 of this TR. A detailed discussion of the interpretive geology and geological modelling process is presented in Item 14.0 of this TR.

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It is Golder’s opinion that the Nyrstar and GPR drilling, core logging and sampling programs were carried out according to appropriate professional methodologies and procedures, including those presented in the CIM Exploration Best Practice Guidelines (August 2000 edition).

1.4	Development & Operations Status

CMC is currently in care and maintenance status. Site infrastructure was established from previous operations including an access road, crushing and grinding plant, flotation and bio-oxidation (BIOX®) plant, electrical power supply and distribution system, compressed air, water supply, mine rail haulage, camp and kitchen facilities, and nearby medical facilities. Current activities are limited to environmental monitoring commitments and are further described in Item 20.0 of this TR.

1.5	Mineral Processing & Recovery Methods

The current mineral processing flow sheet at CMC includes base metal sulfide flotation for the production of Pb, Zn and copper (Cu) concentrates. Also, differential flotation is used to separate the Au bearing arsenopyrite (AsPy) from pyrite (Py) with subsequent processing by BIOX® and carbon-in-leach (CIL) cyanidation for the recovery of Au and Ag. The most recent series of metallurgical test work was completed in 2009 by SGS Lakefield. The goal of the testing program was to optimize the process flow sheet, grind size and reagent scheme. Implementation of the SGS recommendations was completed before restarting plant operations in 2010. Operating data shows that the changes were successful in improving the metal recovery, improving base metal concentrate grades and increasing Au production. Metallurgical testing is discussed in greater detail in Item 13.0 of this TR.

Review of the most recent CMC operating data indicates that the metallurgical performance of the processing plant is very stable with metal recoveries and concentrate grades being very consistent. Owing to the presence of AsPy, arsenic (As) is present as a deleterious element in most of the flotation products. Metallurgical testing and expected metal recoveries are discussed in greater detail in Item 13.0 of this TR.

The CMC concentrator is primarily a base metal polymetallic sulfide concentrator producing Pb, Cu, and Zn concentrates. The concentrator was expanded to include production of an AsPy concentrate, which is treated via BIOX® to recover refractory Au using CIL technology. The original CMC plant was designed and commissioned in 1999 to process 600 tonnes per day (tpd) of ore primarily from the Wellington and Constancia Veins. Operations have been intermittent since then due to economic conditions, and thus currently placed under care and maintenance status. There are no major modifications or additions required to put the concentrator back into production. The crushing facility and concentrator are discussed in greater detail in Item 17.0 of this TR.

The final tailings consist of the AsPy/Py flotation tailings, Py concentrate, neutralized BIOX® liquor sludge, CIL residue, and mine dewatering neutralization sludge. These are thickened using the tailings thickeners with the addition of flocculant before final dewatering in the tailings plate and frame filters. The tailings filter cake is shipped to the Chinchan tailings storage facility.

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1.6	Mineral Resource Estimate

Geological modelling and subsequent Mineral Resource estimation was performed by GPR under the supervision of the Golder Qualified Person in accordance with Golder internal modelling and Mineral Resource estimation guidelines and in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (May 2003 edition). The geological data compilation, interpretation, geological modelling and Mineral Resource estimation methods and procedures are described in the following Items.

For estimating the Mineral Resources for the GPR CMC Project, the Golder Qualified Person has applied the definitions of “Mineral Resource” as set forth in the Canadian Institute of Mining, Metallurgy and Petroleum Council (CIM) Definitions Standards, adopted May 10, 2014 (CIMDS).

Under CIMDS, a Mineral Resource is defined as:

“…a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

Mineral Resources are subdivided into classes of Measured, Indicated, and Inferred, with the level of confidence reducing with each class, respectively. Mineral Resources are reported as in-situ tonnage and are not adjusted for mining losses or mining recovery.

Block grade, block density, and block volume parameters for each vein were estimated through the methods described in the following Items of this TR. The Measured, Indicated, and Inferred Mineral Resource Estimate statement for the CMC Mine is presented in Table 1.3. Results are reported in accordance with CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines (CIM, 2014) as well as disclosure requirements of NI 43-101.

The Mineral Resource estimate presented below is considered current and has an effective date of December 20, 2017. It was completed by GPR under supervision of the Golder Qualified Person. There have been no material changes to the Resource model and estimate between the effective date of the Resource estimate and the effective date of this Technical Report.

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It is the Golder Qualified Person’s opinion that the estimation approach is applicable based on the quantity and spacing of available data, the interpreted controls on mineralization, and the type of deposit. For details on all the input parameters used to determine Mineral Resources, see Item 14.0 of this TR.

Table 1.3: Summary of Mineral Resources by Vein & Element

Vein	Class	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	AgEq (g/t)	AgEq oz (M)
Constancia	Measured	270,336	6.2	219	2.36	3.44	0.43	1,064	9.24
Wellington		92,328	6.1	184	1.69	3.95	0.51	1,028	3.05
Escondida		15,362	0.9	279	0.28	1.35	3.20	832	0.41
Constancia Este		16,315	6.0	143	1.97	2.16	0.11	836	0.44
San Jose		6,922	5.8	212	4.49	2.94	0.30	1,078	0.24
Colquipallana		2,944	3.4	220	3.67	5.26	0.21	995	0.09
Total Measured		404,205	5.9	210	2.16	3.43	0.54	1,037	13.49
Constancia	Indicated	218,545	6.0	188	2.09	3.08	0.34	968	6.80
Wellington		77,080	6.0	186	1.68	3.66	0.52	1,004	2.49
Escondida		21,406	1.0	238	0.24	1.08	2.84	733	0.50
Constancia Este		18,636	5.8	137	1.93	1.95	0.11	798	0.48
San Jose		7,673	5.7	217	4.76	2.93	0.30	1,084	0.27
Colquipallana		5,215	3.4	207	3.31	5.14	0.19	953	0.16
Total Indicated		348,554	5.6	189	1.95	3.05	0.52	955	10.71
Constancia	Measured + Indicated	488,881	6.1	205	2.24	3.28	0.39	1,021	16.05
Wellington		169,408	6.0	185	1.69	3.82	0.51	1,017	5.54
Escondida		36,767	1.0	255	0.26	1.19	2.99	775	0.92
Constancia Este		34,950	5.9	139	1.95	2.05	0.11	816	0.92
San Jose		14,594	5.7	215	4.63	2.93	0.30	1,081	0.51
Colquipallana		8,159	3.4	212	3.44	5.18	0.20	968	0.25
Total Measured + Indicated		752,759	5.8	200	2.07	3.26	0.53	999	24.20
Constancia	Inferred	532,422	5.3	215	1.71	3.29	0.40	950	16.25
Wellington		238,811	5.4	219	1.06	3.95	0.78	1,014	7.78
Escondida		96,926	2.2	208	0.26	2.24	1.90	751	2.34
Constancia Este		49,234	5.7	125	1.66	1.57	0.21	760	1.20
San Jose		14,174	5.7	213	4.34	2.78	0.28	1,049	0.48
Colquipallana		11,592	3.7	117	2.98	3.15	0.15	743	0.28
Total Inferred		943,160	5.0	209	1.45	3.25	0.64	934	28.36

Notes for Mineral Resource Estimates:

1.	Cut-offs are based on an estimated US$140 Net Smelter Return (NSR)/tonne.
2.	Metal prices used to calculate NSR: US$1,300 per ounce (oz) Au, US$17/oz Ag, US$1.15 per pound (lb) Pb, US$1.50/lb Zn, US$3.00/lb Cu.
3.	Block model grades converted to United States Dollar (US$) value using plant recoveries of 92.1% Ag, 80.2% Au, 77.3% Pb, 82.6% Zn, 52.7% Cu.
4.	Rock Density for Constancia: 3.3 tonnes per cubic metre (t/m³), Wellington, Constancia East, Escondida, San Jose: 3.2 t/m³, Colquipallana: 2.9 t/m³.
5.	Totals may not agree due to rounding.
6.	Grades in metric units.
7.	All currencies US dollars.
8.	Ag equivalent ounces (eq oz) Million (M) is calculated from g/t data.
9.	AgEq g/t = Ag g/t + (Pb grade x ((Pb price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) +(Zn grade x ((Zn price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Cu grade x ((Cu price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Au grade x (Au price per oz/Ag price per oz)).

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1.7	Mining

Recorded mining activity at CMC dates back to the 1950s with monthly production ranging anywhere from 2,600 to 16,000 tpm at periods through 2013 until the mine last suspended operations in August 2013. The Company has maintained limited operations every year in order to keep its mining permits active. With all of this historical activity, CMC has established mine access portals, level development, raises and underground infrastructure that, in most cases, can be utilized for future operations. The proposed CMC restart considers utilizing existing mine infrastructure, access portals, rail transfer levels, ramps and ancillary mine systems to produce approximately 550 tpd (198,000 tonnes per year) from underground mining. Multiple veins will be mined at the same time and sequenced to maximize net present value. A ramp-up period will be needed so that existing access levels can be rehabilitated to allow for stope development.

Due to the geometry of the mineralized zones, highly selective mining methods must be used for all veins at CMC. Two mining methods are proposed, both as variants of the overhand cut-and-fill (CAF) mining methods. In cases where the vein width is narrower than 0.50 m, resue mining will be used. Resue mining involves selectively blasting and removing mineralized material, prior to blasting waste, to make-up the total minimum mining width of 0.90 m. This mining process is slower and more labor intensive than traditional overhand CAF, but it reduces the amount of waste rock that is shipped to the concentrator.

In cases where the vein width is greater than 0.50 m, traditional overhand CAF mining will be used with waste rock as the backfill. In both cases, production stope dimensions are 50 m high by 60 m along strike. These two methods have been historically used at CMC.

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The PEA contemplates the following:

■	Sill development will progress along the mineralized vein to provide bottom and top access for each stope.
■	Raises will be developed vertically along the vein from the bottom sill to the top sill. These raises will also serve as ventilation airways and secondary egress.
■	3 m high sill and top pillars will be left in-place and not recovered.
■	1.7 m high cuts will be mined in both directions from the raise. The mineralized vein will be blasted first then slushed to the muck pass. Waste will then be blasted to make-up the 0.90 m minimum mining width. Additional waste rock will be used to backfill the cuts and provide a working floor for the next cut.
■	All other waste rock from development activities will be hauled out of the portals to waste rock storage sites.
■	Drilling will be performed using hand-held pneumatic drills while slushers and scrapers will be used in the stope to move rock.
■	Low profile trucks will haul from the chutes to the closest transfer raise. From the bottom of the transfer raise, the mineralized material will typically be hauled by a rail system on the main levels.

Contractor development is being considered. In this scenario, the contractor will provide mobile mining equipment including jumbos, low profile haul trucks, jacklegs, and rock bolters as required.

Average productivity rates based on historical mining and updated cycle time models is assumed at 30 tpd for resue and 40 tpd for CAF per each producing stope. In order to meet desired production levels of 550 tpd, 14 to 19 producing stopes will be active at any time. In addition, 14 to 19 other stope blocks will either be in development or preparation mode (approximately 50% producing and 50% in preparation/development). This ratio is consistent with other narrow vein mines using similar mining methods and results in approximately 34 active mining areas at any given time.

1.8	Recovery Methods

Metal recoveries are accomplished by using standard crushing, grinding, and flotation methods to generate zinc, lead, and copper concentrates with gold and silver credits for direct sale. Also included in the circuit is differential flotation of arsenopyrite (AsPy) from pyrite (Py), with the AsPy concentrate being treated by bio-oxidation (BIOX®) and subsequent cyanidation for the recovery of Au and Ag. The concentrator has a name plate capacity of 600 tpd, and historical operational data indicates that the concentrator is capable of meeting or exceeding projected metal recoveries. Figure 1.3 from the 2009 TetraTech pre-feasibility study (PFS) report illustrates the flow of material through the processing plant.

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Figure 1.3: Process Flow Diagram from 2009 TetraTech PFS Report

Pan Feeder
Primary Crusher
Jaw Crusher
Reject
Mesh + 12mm
Mesh + 3mm
Process Water Tank
Surge Tank
Acid Tank
Fine Ore Bin
Fines Tank
Mill 8' x 12'
Lead Conditioner
Zinc Conditioner
Lead Conc Thickener
Zinc Conc Thickener
Lead/Copper Flotation Cells DR-300
Zinc Flotation Cells DR-300
Lead Concentrate
Zinc Concentrate
Blower
Cooling Tower
CIL Conditioning Tanks
Loaded Carbon
Arsenopyrite Regrind
Zinc Regrind Mill
Process Water
Pyrite Concentrate
Arsenopyrite/Pyrite Flotation Cells
Arsenopyrite Thickener
Splitter
Lime & Limestone
High Rate Thickeners
Water Clarifier
Process Water
River RIMAC
High-rate Thickener
Cyanide Destruction Tanks
Belt Press
Dry Tails
Neutralization Tanks

Gold Hawk Resources Inc.

Concancha Project

Department of Lima, Peru

TETRA TECH

Fig23-1.cdr

114-290112

03/27/2009

Figure 23-1
Metallurgical Process Flow Diagram

Source: TetraTech 2009 PFS Report.

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1.9	Project Infrastructure

Given historical mining at the CMC up until 2013, infrastructure is well established. The CMC infrastructure covers the area of the mining concessions and has the following facilities:

■	Crushing and grinding plant,
■	Flotation and bio-oxidation plant,
■	Surface access road to the mine,
■	Historical tailings storage facility,
■	On-site assay laboratory,
■	Electrical power supply for the plant and mine along with power systems including transformers and electrical distribution cables from historical mining activities,
■	Water and compressed air reticulation systems that are generally intact,
■	Utility water is available for the mine and plant,
■	Communications Systems (fiber internet supported land line based, cellular data coverage),
■	Mine Rail Haulage System,
■	Mine office facilities located near the upper portals,
■	Camp and kitchen facilities for staff and hourly personnel are located near the mine office complex at a location named Huamuyo. The concentrator/main office complex has staff housing and meal facilities located on the hillside just above the main office complex,
■	Medical Facilities/Mine Rescue - A medical clinic is located in the town of San Mateo, 5 km from the main office/concentrator. A hospital is located in Matucana, about 13 km from the mine’s main office. First aid rooms are located at the mine office and at the main office/concentrator. Mine rescue equipment is on site at the mine office.

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The majority of the site infrastructure is adequate and can be used for restart of CMC, however repair of existing infrastructure and installation of some new infrastructure will be required, including:

■	Rehabilitation of several existing level development areas including ground control activities and clean-up of drifts,
■	Development of a new internal ramp that connects the lower mining levels to the upper portals,
■	Development of new muck passes,
■	Upgrades to the power distribution system,
■	Rehabilitation and improvements to the shop,
■	Upgrades to the existing mine rail haulage system.

Estimated costs for the above infrastructure development and improvements have been included in the capital cost estimate and economic analysis in Items 21.0 and 22.0, respectively.

1.10	Permitting & Environmental Conditions

CMC has environmental permits and operation licenses such as an environmental impact assessment (EIA) and two amendments, water supply licenses, mining effluents discharge authorization, the certificate of inexistence of archaeological remains, and operation and concession licenses.

A recent environmental monitoring review has identified some deficiencies which are being addressed by considering implementation of best practice measures.

Legacy Tailings are stored at Deposito 1 and 2, also known as Cancha 1 and 2 (CMC site - Tamboraque), and Chinchan Tailings Storage - Phase I. Deposito 1 and 2 Tailings storage area represent the most important environmental and social risk for CMC. This is due to their location (130 m from Rímac River and 50 m above) and the fact that the Rímac River is Lima’s water source. To manage that risk, following the 2008 ground instability above the tailings site, the Ministry of Energy and Mines ordered the tailings removal and transfer from Deposito 1 and 2 to Chinchan Tailings Storage (Phase I and II). The Company has been undertaking the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministry of Energy and Mines (the “MEM”), the relevant regulatory body. However the Company is seeking approval of a modification to the remediation plan from MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan.

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Other historical tailings storage locations in the area include Triana (which is approximately 5.0 m above Rímac River) and Mayoc (which is approximately 1.3 km from CMC). The Triana site has been legally abandoned and is no longer the property or responsibility of the Company. It is guarded with a new upgraded concrete retaining wall, and the deposit itself may benefit from resurfacing work in the future. Mayoc tailings were removed from the area and the site is currently under rehabilitation and remediation.

See Item 20.0 of this TR for details regarding permits and environmental aspects of CMC.

1.11	Capital & Operating Costs

The PEA total capital cost estimate is US$32.4 million over the 3.75 year mine life. Additionally, the total life-of-mine (LOM) operating cost has been estimated at US$148 per tonne processed. Inferred Resources have been included in the current PEA level mine plan, and as such are included in the operating cost estimate. A summary of the LOM capital and operating cost estimates is provided in Table 1.4 and Table 1.5, respectively.

The capital and operating cost estimates presented herein were prepared to an overall level of accuracy of ±35% to ±50% which is consistent with a PEA study. In preparing the capital and operating cost estimates, a number of contractors and consultants contributed to identify component costs based on the conceptual designs and existing infrastructure and facilities. Other capital and operating costs were factored using ratios and scale of operations factors. In some cases, more accurate costs were obtained. All cost estimates have a degree of risk associated with them and higher capital or operating costs would negatively affect the economics. All estimated capital and operating costs are presented in nominal Year 0 US dollars with no allowances for inflation.

Initial capital costs in Table 1.4 are defined as any capital expenditure incurred prior to reaching full commercial production, whereas sustaining capital is defined as any capital expenditure incurred during commercial production.

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Table 1.4: Total Capital Cost Estimate

Capital Cost	Total (US$M)	Initial (US$M)	Sustaining (US$M)
Mine Development
Lateral Development	14.7	3.0	11.7
Vertical Development	7.5	0.8	6.7
Rehabilitation	1.6	1.6	0.0
Mine Development Contingency (10%)	2.3	0.5	1.8
Subtotal	26.1	5.9	20.2
Processing Plant
Process Plant Refurbishment	1.2	1.2	0.0
Process Plant Equipment	0.6	0.6	0.0
Plant - EPCM (10%)	0.2	0.2	0.0
Plant Contingency (30%)	0.6	0.6	0.0
Subtotal	2.6	2.6	0.0
Other
Waste Rock Storage	1.1	0.3	0.8
Tailings Dam	2.3	0.0	2.3
UG Ancillary Equipment	0.1	0.1	0.0
Other Contingency (10%)	0.3	0.0	0.3
Subtotal	3.8	0.4	3.4
Total Capital Costs	32.5	8.9	23.6

Table 1.5: Operating Cost Summary

Operating Cost	Total (US$M)	US$/t Processed
Mining	33.9	55.7
Plant	41.9	68.8
Site General & Administrative	12.1	19.9
Other General & Administrative	2.2	3.6
Total Operating Costs	90.1	148.0

The operating costs shown in Table 1.5 include equipment, labor, supplies, maintenance, and power. Costs to transport the concentrate and doré, and offtake charges from the smelter, have been included as a reduction of revenue in determining net-back prices and are therefore excluded from the operating cost estimate.

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1.12	Economic Analysis

Discounted cash flow modelling of CMC yields an after-tax net present value (NPV) of US$16.6 million at a 7.5% discount rate and an internal rate of return (IRR) of 81%. This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Inferred Resources have been included in the current mine plan, and as such are included in the economic analysis presented herein. All cash flow amounts are presented in nominal Year 0 US dollars with no allowances for inflation.

A summary of the key inputs to the cash flow model is presented in Table 1.6, and Table 1.7 presents the estimated net revenue, disbursements, and resulting pre-tax and post-tax cash flows of CMC. Costs to transport the concentrate and doré and offtake charges from the smelter have been included as a reduction of revenue in determining net-back prices.

Table 1.6: Economic Analysis Base Case Metal Prices & Assumptions

Metal	Base Case Metal Price	Avg. Head Grades	Recoveries	Effective Payable Factors
Silver (Ag)	US$16.50/oz	171 g/t	92%	90%
Gold (Au)	US$1,300/oz	4.1 g/t	80%	97%
Lead (Pb)	US$1.10/lb	1.3%	77%	94%
Zinc (Zn)	US$1.50/lb	2.6%	83%	84%
Copper (Cu)	US$3.00/lb	0.4%	78%	96%

Table 1.7: Summary of Technical Economic Model

Description	Units	Value
Net Revenue	US$M	164.6
Total Operating Costs	US$M	-90.1
Depreciation	US$M	-14.1
Taxable Income [1]	US$M	60.4
Taxes Owed	US$M	-15.7
Profit [2]	US$M	44.7
Add Back: Depreciation	US$M	14.1
Total Capital Costs	US$M	-32.5
Total Incremental Closure Costs	US$M	-3.9
Net Pre-Tax Cash Flow [3]	US$M	38.1
Pre-Tax Discounted Cash Flow	US$M	29.3
Pre-Tax Internal Rate of Return	%	134.5
Net Post-Tax Cash Flow [4]	US$M	22.4
Post-Tax Discounted Cash Flow	US$M	16.6
Post-Tax Internal Rate of Return	%	81.0
Annual Discount Rate	%	7.5

Notes:

1. Taxable Income = Net Revenue + Operating Costs + Depreciation.

2. Profit = Taxable Income + Taxes Owed.

3. Net Pre-Tax Cash Flow = Taxable Income - Depreciation + Capital Costs + Incremental Closure Costs.

4. Net Post-Tax Cash Flow = Profit - Depreciation + Capital Costs + Closure Costs.

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The Peruvian corporate income tax rate utilized in the economic analysis was 30%. Peru also levies employee profit sharing, a special mining duty, and a government royalty which are a function of operating margins. These parameters were used to prepare the economic assessment noted in Item 22.5.

Due to uncertainty of recoverability, legacy Value-Added Tax credits of US$13.6 million (45.6 million Peruvian Sol) have been excluded from the economic analysis.

A sensitivity analysis was carried out for five different factors by applying ±20% variations from the base case. As seen in Figure 1.4 and Figure 1.5, post-tax NPV and IRR are most sensitive to concentrator head grades and gold and silver prices.

Figure 1.4: Post-Tax NPV CMC Sensitivity

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Figure 1.5: Post-Tax IRR CMC Sensitivity

1.13	Conclusions

The following is a summary of interpretations and conclusions:

■	CMC has an extensive mining history related to a polymetallic vein system of Au-Ag-Pb-Zn-Cu in the Viso-Aruri mining district. The historic Coricancha mine production began during the 1900s with small scale intermittent production until the mine was shut down in September 2000. When the mine reopened in 2002, production increased to 16,000 tpm, before declining to 9,000 tpm prior to the mine closure in October 2002.
■	Gold Hawk, acquired the CMC in July 2007 and resumed operations in October 2007 with a mean production of 10,000 tpm until operations were suspended in May 2008.
■	Following Nyrstar’s acquisition of the CMC in July 2010, the mine resumed operations in September 2010 and operated at a monthly production rate of approximately 13,000 tpm. The mine suspended operations in August 2013 and has not operated since.
■	In May 2015, GPR signed an option agreement to assess the CMC by conducting a drill program. During 2015 and 2016, GPR completed an exploration drilling program that involved drilling 5,955 m.
■	GPR acquired the CMC on June 30, 2017.
■	An updated Mineral Resource estimate has been prepared by GPR under the supervision of the Golder Qualified Person for the CMC. The Mineral Resource estimate used industry standard practices and is based on drilling and underground sampling data of adequate quality to meet CIM guidelines. Veins were modelled in 3D including all the information available. ID3 estimation technique was used for each of the veins.

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■	Using a NSR cut-off value of US$140/tonne, the Measured and Indicated Resource estimate is 753,000 tonnes at average grades of 5.8 g/t Au, 200.0 g/t Ag, 0.53% Cu, 2.07% Pb and 3.26% Zn. In addition, there is 943,000 tonnes at average grades of 5.0 g/t Au, 209.0 g/t Ag, 0.64% Cu, 1.45% Pb and 3.25% Zn, in the Inferred category.
■	Existing infrastructure allows for access to the site. The majority of the site infrastructure is adequate and can be used for restart of CMC, however repair of existing infrastructure and installation of some new infrastructure will be required.
■	Some of the CMC underground areas are not accessible for inspection.
■	The current concentrator flow sheet at CMC includes base metal sulfide flotation for the production of Pb, Zn, and Cu concentrates. Also, differential flotation is used to separate the Au bearing arsenopyrite (AsPy) from pyrite (Py) with subsequent processing by BIOX® and carbon-in-leach (CIL) cyanidation for the recovery of Au and Ag.
■	The concentrator has a maximum design throughput rate of 600 tpd.
■	A permitting review has been conducted. Pending a positive restart decisions, additional permits and/or periodic updates would be necessary for exploration, development, mining, and processing activities.
■	Legacy tailings are present at the site. Some of the tailings have been undergoing relocation as per existing regulatory commitments. This work is funded by Nyrstar.
■	Mine planning has been done to quantify the overall development and production components for the economic analysis.
■	The preliminary production plan estimates a total of 608,000 tonnes at average grades of 4.15 g/t Au, 171.07 g/t Ag, 0.4% Cu, 1.3% Pb and 2.6% Zn, and mined at an average rate of 550 tpd.
■	The LOM capital cost estimate is US$32.5 million, with an initial capital cost of US$8.8 million and US$23.6 million of sustaining capital.
■	LOM operating costs have been estimated at US$90 million and average US$148 per tonne processed.
■	Results from the economic analysis show the potential for a post-tax NPV of US$16.6 million and an IRR of 81% over a 3.75 year mine life using a discounted cash flow rate of 7.5%.
■	CMC is highly sensitive to process plant head grades, gold and silver prices, and operating costs. Variances associated with these factors pose a high risk to the project economics.
■	A total of US$3.9 million has been included in the economic analysis to account for estimated closure costs associated with the mine plan. This closure cost estimate excludes the closure expenses associated with legacy operations, and was estimated based on the total footprint of waste dumps and tailings.

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The Qualified Person considers the CMC economic assessment presented to conform to CIM standards and definitions, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” Mineral Resources must not be converted into Mineral Reserves until demonstrated as having economic viability.

1.14	Recommendations

It is recommended that CMC continue to fulfill its environmental obligations to comply with commitments to the Peruvian regulatory agencies. This includes ongoing monitoring of environmental conditions as well as continued management of legacy tailings, as described within this TR.

Based on this TR, the Qualified Person recommends additional drilling and exploration activities designed to upgrade the existing Resource classifications and expand the current Mineral Resource inventory.

In addition, the Qualified Person recommends additional technical studies aimed to reduce risks and increase the level of confidence regarding CMC advancement. As outlined in Item 24.0, a bulk sample program is being considered which would confirm key parameters used in the economic analysis including productivity rates, costs, and concentrator assumptions.

Estimated costs for these recommendations is stated in Item 26.0.

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2.0	Introduction
2.1	Terms of Reference

Golder was retained by GPR as an independent qualified entity to prepare a NI 43-101 TR, a PEA, for the CMC located in Huarochirí Province in the Lima Region of Perú.

GPR is a publicly traded company listed on the TSX and NYSE American engaged in the exploration, development, and production of mineral properties. It is primarily a silver-gold producing company with operating mines in Mexico, including the Guanajuato Mine Complex in the state of Guanajuato and the Topia Ag-Au-Pb-Zn mine located in the state of Durango.

This TR was prepared by Golder in accordance with the following documents published by the Canadian securities regulatory authorities:

■	NI 43-101: Standards of Disclosure for Mineral Projects (effective date June 30, 2011).
■	NI 43-101 Companion Policy (NI 43-101CP), Standards of Disclosure for Mineral Projects (effective date June 30, 2011).
■	Form NI 43-101F1: TR (effective date June 30, 2011).
■	CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 23, 2003).
■	CIM Definitions Standards (May 2014).
■	CIM Exploration Best Practice Guidelines (August 2000 edition).
2.2	Effective Date

The effective date of this TR, titled “NI 43-101 Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex” is July 13, 2018. The signature and submission date of the TR is July 13, 2018. There were no material changes to the scientific and technical information on the CMC between the effective date and the signature date of the TR.

2.3	Sources of Information

The primary source of information used in the preparation of this economic assessment and TR is the data, observations and analytical results collected by GPR and their consultants during the 2017 and 2018 study period and the historical analytical results from the previous operators.

In addition, environmental and permitting audits have been recently performed, which are summarized herein.

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2.4	Qualified Persons & Current Personal Inspections

The Independent Qualified Person responsible for compiling this report is Mr. Daniel Saint Don, P.Eng. Underground Mining Practice Leader at Golder. Table 2.1 presents the list of Qualified Persons that have co-authored this report.

Table 2.1: List of Qualified Persons & Section Responsibilities.

Qualified Person	Responsible for Parts
Daniel Saint Don, P.Eng.	Items 1.4, 1.7, 1.8, 1.9, 1.10, 1.11, 1.12, 1.13, 1.14, 2.0, 3.0, 4.0 (excluding 4.1), 14.7, 15.0, 16.0, 18.0, 19.0, 20.0, 21.0 (excluding 21.2.2 and 21.3.2), 22.0, 23.0, 24.0, 25.0, 26.0, and 27.0
Golder Associates Inc.
Date: July 13, 2018
Jeffrey Woods, SME MMSA QP	Items 1.5, 13.0, 17.0, 21.2.2, and 21.3.2
Woods Process Services, LLC.
Date: July 13, 2018
Ronald Turner, MAusIMM CP(Geo)	Items 1.1, 1.2, 1.3, 1.6, 4.1, 5.0, 6.0, 7.0, 8.0, 9.0, 10.0, 11.0, 12.0, and 14.0 (excluding Item 14.7)
Golder Associates S.A.
Date: July 13, 2018

Daniel Saint Don travelled to CMC from January 10 to 12, 2017, to perform a Qualified Person current personal inspection site visit. During the site visit, Mr. Saint Don reviewed the general mine infrastructure, access roads, mine portals, underground development, underground production areas, mining methods, ground conditions, camp facilities, offices, and shop.

Ronald Turner performed a geological data review, interpretation, geological modelling, Mineral Resource estimation, and Mineral Resource classification. Mr. Turner traveled to the CMC from August 15 to 16, 2017, to perform a Qualified Person site visit and inspection. During the site visit, Mr. Turner reviewed the accessible underground workings along mineralized horizons and reviewed all relevant data including core logging, splitting, sampling and analytical methods and procedures at the core logging and storage facility. One day was spent at the site verifying the locations of drill holes and reviewing the project property geology and access.

Jeff Woods travelled to CMC from October 18 to 22, 2017, to perform a Qualified Person current personal inspection site visit. During the site visit Mr. Woods examined the processing plant facilities including the crushing and grinding circuits, individual flotation circuits including concentrate filtration and handling, BIOX® circuit with associated Counter-Current-Decantation (CCD) circuit and neutralization circuit, CIL circuit and carbon handling, cyanide detoxification and tailings filtration systems, analytical and metallurgical laboratory facilities, and processing related infrastructure systems.

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2.5	Language, Currency, & Measurement Standards

Unless otherwise indicated, this TR uses Canadian English spelling, United States of America dollar currency (US$) and System International (metric) units.

Coordinates in this TR are presented in metric units metres (m) or kilometres (km), using the Universal Transverse Mercator (UTM) projection (Zone 18S), World Geodetic System 1984 (WGS1984) datum. Elevations are reported as metres above mean sea level (masl).

All references to geological time periods and geological age dates throughout this TR are according to the nomenclature and dates presented in the 2014 Edition of the International Stratigraphic Chart as prepared by the International Commission on Stratigraphy (Cohen et al., 2016).

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3.0	Reliance on Other Experts

For certain Items in this TR, the Qualified Persons authoring those Items relied on a report, opinion, or statement of another expert who is not a Qualified Person, or on information provided by the Great Panther Silver Limited (GPR; the "Issuer"), concerning legal, political, environmental, or tax matters relevant to the TR, or concerning the pricing of commodities for which pricing is not publicly available. In each case, the Qualified Person hereby disclaims responsibility for such information to the extent of his/her reliance on such reports, opinions, or statements.

3.1	Legal Status & Mineral Tenure

Mr. Saint Don, Qualified Person, has not reviewed the mineral tenure, nor independently verified the legal status, ownership of CMC area or underlying property agreements. The Qualified Person has fully relied upon, and disclaims responsibility for, information derived from the Miranda and Amado Abogados Legal Firm in Lima, including statements, emails and through the following document:

■	Mining Concessions Held by Nyrstar Coricancha S.A. - Due Diligence Report, December 23, 2014

Information from Miranda and Amado pertaining to property tenure, location, and ownership has been relied upon by the Qualified Person in preparing Item 1.1, Item 4.1, Item 4.2, Item 4.3, and Item 4.4 of this TR.

3.2	Tax Matters

Mr. Saint Don, Qualified Person, has not performed an independent tax review, or researched tax law associated with the CMC. The Qualified Person has relied fully upon, and disclaims responsibility for, tax advice derived from Mr. Víctor Santiago Vásquez Valdivia which has been incorporated into the economic analysis. Mr. Vasquez is a Certified Public Accountant in Peru (license number 25192) with the following experience:

■	July 2017 to now: Controller of GREAT PANTHER CORICANCHA S.A.
■	2011 to July 2017: General Accountant - Department Head SAVIA PERU S.A. (Oil &Gas)
■	2008 to 2010: Country Controller - WEATHERFORD DEL PERU SRL (Oil & Gas Services)
■	1996 to 2007: Finance Manager, Controller, Administrative Manager - ANGLO AMERICAN QUELLAVECO S.A.
■	1988 to 1995: Financial and Accounting Chief - MINERA UBINAS - INKABOR S.A.C

This tax guidance provided by Mr. Vasquez was used to prepare statements in Item 1.12 and Item 22.0 of this TR.

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3.3	Off-Taker Terms

Mr. Saint Don, Qualified Person, has not performed an independent review of off-taker terms, or researched off-taker terms associated with CMC. The Qualified Person has relied fully upon, and disclaims responsibility for, off-taker terms derived from Mr. W. Andrew Falls of Exen Consulting Services which have been incorporated into the economic analysis seen in Item 1.12 and Item 22.0 of this TR. Mr. Falls is not a Qualified Person as per NI 43-101CP and Form 43-101F1.

3.4	Environmental Matters

Mr. Saint Don, Qualified Person for Item 20.0 of this Report, has fully relied upon the work of another expert concerning the environmental, socioeconomic and permitting matters relevant to this TR. Mr. Saint Don has relied upon the environmental, socioeconomic and permitting studies, including opinions and statements, as prepared by Ms. Martha Ly.

Ms. Ly is a Senior Environmental Expert with Golder in Lima, Peru. Ms. Ly is not a Qualified Person as per NI 43-101CP and Form 43-101F1. Environmental matters have been summarized from various audits and reviews, and opinions provided by Ms. Ly between May and December 2017.

This disclaimer of responsibility applies to the environmental, socioeconomic and permitting work presented in Item 20.0 (Environmental Studies, Permitting and Social or Community Impact) as well as Item 1.4, Item 4.5, Item 25.0 (Interpretation and Conclusions), and Item 26.0 (Recommendations) of this TR.

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4.0	Property Description & Location

The CMC is located in the central Andes of Perú in the District of San Mateo, Huarochirí Province, Department of Lima. The CMC location map and concession maps are shown in Figure 4.1 and Figure 4.2 in the coming pages.

The concentrator and site main office are located adjacent to the Central National Highway, 90 km east of the city of Lima, next to the Rímac River in an area known as Tamboraque, and adjacent to the confluence of the Rímac River and its tributary, the Aruri River. The concentrator is located at 3,000 masl, and the mine is located between 3,140 masl to 3,980 masl.

Table 4.1 summarizes the surface land ownership area.

Table 4.1: Ownership of Surface Land

Ownership	Area (hectares)	Location	Agreement	Document
GPR	6.12	Fundo Mayoc	Own	Partida 07012781-Lima
	13.27	Tamboraque		Partida 07012780-Lima
	7.81			Partida 11094904-Lima
C.C. de Viso	180	Anexo San Miguel de Viso	Lease	Public deed
C.C. San Antonio	6.94	Tamboraque
C.C. San Mateo de Huanchor	40	Chinchan
Total	254.14

4.1	Mineral Tenure

All the mining concessions, the mining application, the processing concession, and the mining transport concession that form the Mining Property are located in the Districts of San Mateo, Matucana and San Damian, Province of Huarochirí, Department of Lima.

The CMC includes 127 mining concessions, 1 mining transport concession, and 1 processing concession. All mining concessions are for metallic substances.

The identifying name and code for each concession is as summarized in Figure 4.2.

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Figure 4.1: CMC Location Map

KEY MAP
PERU
CMC
Lima
San Mateo
Coricancha
Mine Complex
Matucana
San Jerónimo
de Surco
Chosica
Callao
Lima
Aeropuerto
Internacional
Jorge Chávez
Lima
PE-1S
San Lorenzo
de Quinti
Parque
Nacional
Antonio
Raimondi

LEGEND

★ Coricancha Mine Complex

☐ CMC Project Boundary

0 — 10,000 — 20,000 — 30,000

1:500,000 METRES

NOTE(S)

REFERENCE(S)
DATUM: WGS84
PROJECTION: UTM ZONE 18S

CLIENT
GREAT PANTHER SILVER LIMITED

CONSULTANT
GOLDER

YYYY-MM-DD	2018-07-09
DESIGNED	JS
PREPARED	JS
REVIEWED	DSD
APPROVED	JDW

PROJECT
CORICANCHA MINE COMPLEX NI 43-101 RESOURCE UPDATE
SAN MATEO, HUAROCHIRÍ PROVINCE, PERÚ

TITLE
PROJECT LOCATION MAP

PROJECT NO.	CONTROL	REV.	FIGURE
1668382	001	01	4.1

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Figure 4.2: CMC Concession Map

KEY MAP
CMC
Lima
Lima
PE-22C
PE-22C
San Mateo de Huanchor
PE-22C
Processing Facility & Mine Office
PE-22C
San José de Parac
Chocna
PE-22C
San José de Viso
ZOOM MAP

LEGEND

- CMC Project Boundary
- GPR Concessions
- Processing Facility & Mine Office
- Mine Office
- Huamuyo Camp

0 1,000 2,000 3,000
1:70,000 METRES

NOTE(S)

1. GEOLOGICAL AND CADASTRAL MINING SYSTEM (GEOCATMIN) ADMINISTERED BY INGEMMET

REFERENCE(S)

DATUM: WGS84
PROJECTION: UTM ZONE 18S

CLIENT
GREAT PANTHER SILVER LIMITED

PROJECT
CORICANCHA MINE COMPLEX NI 43-101 RESOURCE UPDATE
SAN MATEO, HUAROCHIRÍ PROVINCE, PERÚ

TITLE
GPR CONCESSION MAP

CONSULTANT
GOLDER

YYYY-MM-DD	2018-07-09
DESIGNED	JB
PREPARED	JB
REVIEWED	DBO
APPROVED	JDW

PROJECT NO.	CONTROL	REV.	FIGURE
1668382	001	01	4.2

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Table 4.2: Concession Names & Code Identification Numbers

No.	Mining Concession	Code	No.	Mining Concession	Code	No.	Mining Concession	Code
1	Alberto	11001873X01	44	Esperanza Tercera	11024855X01	87	Tamboraque Cuatro	11007739X01
2	Animas	11000322Y02	45	Fortuna 97	10263297	88	Tamboraque Dos	11007737X01
3	Aruri	11007709X01	46	Gaucho	11002587X01	89	Tamboraque Ocho A	11015601X01
4	Aruri Catorce	11015596X01	47	Gina	11025375X01	90	Tamboraque Seis	11007846X01
5	Aruri Cinco	11007704X01	48	Gina - A2	1125375AX01	91	Tamboraque Seis-A	11015599X01
6	Aruri Cuatro	11007712X01	49	Herriot	10035099	92	Tamboraque Siete	11007847X01
7	Aruri Diecinueve	11024767X01	50	Herriot A-1	010035099A	93	Tamboraque Siete-A	11015600X01
8	Aruri Dieciocho	11024654X01	51	Herriot A-3	010035099B	94	Tamboraque Tres	11007738X01
9	Aruri Dieciseis	11015598X01	52	Hidalgo	10099899	95	Tarugo	11001325Y01
10	Aruri Diecisiete	11023180X01	53	Hidalguia	10192599	96	Triangulo	11001178Y01
11	Aruri Diez	11014572X01	54	Hidalguia - A	010192599A	97	Trinidad	11000324Y01
12	Aruri Dos	11007710X01	55	Huascar	10034799	98	Viso Cinco	10034999
13	Aruri Nueve	11007708X01	56	Huascar Noveno	11024936X01	99	Wellington	11000805X01
14	Aruri Ocho	11007707X01	57	Huascar Quinta	11024561X01	100	Yahuar-Huaccac	11002580X01
15	Aruri Once	11014573X01	58	Huascar Segundo	10035299	101	Muz	10233204
16	Aruri Quince	11015597X01	59	Huascar Septimo	11024752X01	102	Sulu I	10028007
17	Aruri Seis	11007705X01	60	Huascar Sexto	1124763AX01	103	Explorador Nº 4A	10098507
18	Aruri Siete	11007706X01	61	Huayna Capac El Grande	11002569X01	104	Renzo 2003	10027907
19	Aruri Trece	11015595X01	62	Inti Huatana	11002574X01	105	Bub	10027407
20	Aruri Veinte	11024759X01	63	La Nikelifera	11000447Y02	106	Demasia Angelito Nº 12	10098607
21	Aruri Veinticinco	10697995	64	Larga Vista	11002584X01	107	Uranmayo Cuatro	10095902
22	Aruri Veinticuatro	11025916X01	65	Las Siete Estrellas	10175600	108	Kabil 2007	10128607
23	Aruri Veintidos	11025914X01	66	Las Siete Estrellas A-1	010175600A	109	Coricancha 2007	10098907
24	Aruri Veintitres	11025915X01	67	Mac Donald A-1	010035199A	110	CMSJ 2007	10128707
25	Aruri Veintiuno	11024935X01	68	Mañuca	11002637X01	111	Mac Donald	10456107
26	Catalina	11001947X01	69	Nuevo San Isidro Labrador 1	10013802	112	Uranmayo Seis	10096002
27	Chaupichaca	11000504Y02	70	Nuevo Tamboraque 1	10029602	113	Juanita IX	10303303
28	Cipriano	11003583X01	71	Nuevo Tamboraque 2	10029902	114	Juanita X	10303203
29	Cipriano Segundo	11003748X01	72	Nuevo Tamboraque 3	10029702	115	Mash 1	10178410
30	Colquipallana	11008550X01	73	Nuevo Tamboraque 4	10029802	116	Mash 2A	10289210
31	Colquipallana Dos	11008551X01	74	Oyama	11000559X01	117	Mash 6	10220110
32	Constancia	11000326Y01	75	Pizarro	10077399	118	Mash 3 (Application)	10178610
33	Consuelo	11000317Y01	76	Precaucion	11002617X01	119	Mash 07	10427210
34	Coricancha 98	10061498	77	Probable	10281303	120	Mash 08	10106011
35	Coripallana	10035499	78	Reserva	11000327Y01	121	Mash 10	10105811
36	Cuernos Pampa	11022968X01	79	San Antonio	11001013Y01	122	Mash 11	10105711
37	Cuernos Pampa Uno-A	11024757X01	80	San Antonio	11000321Y01	123	Mash 13	10305811
38	Demasia Coricancha	11002987X01	81	San Francisco	11000325Y01	124	Mash 14	10305411
39	Demasia Nº 2	10077299	82	San Isidro Labrador De Huarochiri	10077499	125	Mash 15	10305711
40	Esperada 95	10857795	83	San Jose	11000323Y01	126	Mash 16	10305611
41	Esperanza	11000845Y01	84	Santa Rosa De Colquipallana	11000320Y01	127	Mash 17	10305511
42	Esperanza Numero Cinco	11003584X01	85	Tamboraque	11007736X01	128	Tamboraque II (Transport)	T0100053
43	Esperanza Segunda	11003563X01	86	Tamboraque Cinco	11007740X01	129	Concentradora Tamboraque (Processing)	P0100053

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4.2	Surface Rights

Under Peruvian mining laws, mineral rights do not confer title over the surface land. In addition to holding a mining concession, in order to be able to perform mining activities, mining companies also need to reach an agreement with the land owners. In the case of CMC, the Company has executed agreements with the local communities that expire at different times and will have extension negotiations as needed.

In Peru mining concessions are granted without a term or time limit, so they may be held indefinitely as long as the obligations are fulfilled by the mining titleholder (which includes the obligation to start mining production activities within a term of 30 years from the following year in which the mining title was granted or counted from 2009 for concessions that were granted prior to 2009). Such obligations also include the payment of an annual license fee (equivalent to US$3 per hectare) and a penalty (currently equivalent to US$6 or US$20 per hectare, from year 7 or 12 respectively, counted from the following year in which it was granted). Failure in payment of the license fee and penalty for two (2) consecutive years causes the termination of the mining concession.

4.3	Agreements & Encumbrances

By agreement named “Licence Agreement” entered into and between Biomin Technologies S.A. (“Biomin”) and Minera Lizandro Proaño S.A. (“Proaño”) dated February 5, 1995 (“Biomin Agreement”); Biomin granted to Proaño the right to use a specific technology identified as BIOX® Process at its Tamboraque mine for the purpose of: (i) erecting and commissioning a BIOX® plant; and (ii) treating Proaño material through the BIOX® facility. Following this License Agreement, Proano transferred its licensing rights to Wiese Leasing, which were then transferred to Compania Minera San Juan (Peru) S/A (former name of Great Panther Coricancha S/A).

This agreement also allows processing of third party's material so long as Biomin gives prior consent as they want to be able to negotiate a different royalty for such cases. There are no other agreements or commitments known that would affect the current CMC other than what is stated in Item 4.2 above.

4.4	Mining Royalties & Taxes

Based on legal review of the recorded data, the following royalty applies:

■	Net Smelter Return (NSR) royalty of 1% in favour of Global Resource Fund. The royalty agreement was executed between Compañía Minera San Juan (Perú) S.A. (CMSJ) and GRF Perú SAC. by public deed dated September 28, 2009. Then, by public deed dated December 21, 2010, GRF Peru SAC assigned their contractual position in the royalty agreement in favour of Global Resource Fund.
■	A royalty of one dollar per ounce of gold recovered using the BIOX® Process. License Agreement is owed to Biomin.

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4.5	Environmental Liabilities

The CMC is subject to the following environmental liabilities:

■	CMC has approved its mining closure plan for mining and processing components, including tailings storage Deposito 1 and 2. The closure plan was updated three times to include Chinchan Tailings Storages Phase I and II, and to modify the tailings removal & transfer, and waste rock dump closure schedule. CMC in the third closure Plan Amendment (2014) has assumed the total commitment of US$11.0 million of closure warranty on behalf of the Ministry of Energy and Mines. A process is underway to modify the closure plan as it relates to handling of some of the remaining tailings. Of this US$11.0 million commitment, the previous owner has funded US$9.8 million while GPR has funded the remaining US$1.2 million.
■	CMC has declared 14 surface waste rock storage sites in its 2010 mining closure plan. Five (5) of them have potential economic value and will be assessed as part of future studies to determine if the material will be processed at CMC. In addition, there are nine (9) waste dumps that do not have potential for economic value. Nevertheless, the 1996 EIA (Estudio de Impacto Ambiental) declared that all waste rock from mine activities, would be stored in the underground mine upon final closure.
■	Other closure liabilities including the concentrator, roads, infrastructure, legacy waste dumps, mine openings, and mine water management exist. Some of these require further definition and permitting updates.
4.6	Permitting

A number of permits are in-place, as summarized in Item 20.0. The following permits would be necessary after a production decision is made:

■	The Chinchan Tailings Storage areas have limited capacity. GPR has determined that there is a sufficient capacity of Chinchan North and South Tailings Storages to accommodate for the amount of tailings that may be required to be transferred from Deposito 1 and 2, including any future tailings generated from future mining/processing.
■

Any surface exploration activities require an Environmental Certificate (EC) issued from the state entity called SENACE (National Environmental Certification Service). GPR can request either a Declaración de Impacto Ambiental (DIA) or EIA depending on the extent of work. A DIA could be approved in up to 4 months, if the permits is for 20 sites or less, while, an EIA can take up to 15 months.

■	A future mining plan would require new waste dump facilities thus, additional permitting will be necessary during the operations life. These details are presently under study.

Regarding the Chinchan Tailings Storage areas, there is an absence of waste water discharge authorization for that site. Under the current practice, water collected at the site can continue to be transported to the Tamboraque facility for treatment and discharge. A new discharge authorization can be obtained to discharge water at Chinchan if desired in the future through the Water National Authority (approximately 3 to 6 months to get this authorization).

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4.7	Other Significant Factors & Risks that May Affect Access, Title, or the Right or Ability to Perform Work on the Property

There are no other known significant factors or risks that may affect proposed work on the property.

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5.0	Accessibility, Climate, local resources, infrastructure, & physiography
5.1	Accessibility

The CMC plant and site office facilities are accessible year-round via a series of multilane paved roads. The mine processing plant and access to lower mine levels are located immediately adjacent to the Carretera Central (Central National Highway), approximately 90 km east of the city of Lima. The Central National Highway is the main route crossing the Andes Mountains to the east and connects Lima with La Oroya. It is the primary transportation route for goods, fuel, and mining and heavy materials up to the mines, and concentrates back to the coast.

Travel time by road from Lima to the concentrator and lower mine facilities is approximately three hours. The mine itself is accessed via a narrow, 25 km, gravel road, which begins in the town of San Mateo, 5 km to the east of the concentrator. Public bus service is available daily from San Mateo to Lima. The Ferrocarril Central del Perú (Peruvian Central Railway) transects the property with loading facilities at the crushing plant. The nearest international airport is located in Lima.

The regional access and locations of on-site facilities are shown in Figure 5.1.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

Figure 5.1: Regional Concessions Map

5305 m
KEY MAP
uaral
Lima
CMC
Lima
San Mateo
Processing Facility & Mine Office
Peruvian Central Railway
Mine Office
Huamuyo Camp
Central National Highway
Matucana
Lima (90 km)

LEGEND

- GPR Concession Boundary
- Processing Facility & Mine Office
- Mine Office
- Huamuyo Camp
- Central National Highway
- Peruvian Central Railway

0 1,000 2,000 3,000
1:100,000 METRES

NOTE(S)

1. GEOLOGICAL AND CADASTRAL MINING SYSTEM (GEOCATMIN) ADMINISTERED BY INGEMMET

REFERENCE(S)

DATUM: WGS84
PROJECTION: UTM ZONE 18S

CLIENT
GREAT PANTHER SILVER LIMITED

PROJECT
CORICANCHA MINE COMPLEX NI 43-101 RESOURCE UPDATE
SAN MATEO, HUAROCHIRÍ PROVINCE, PERÚ

TITLE
REGIONAL ACCESS MAP

CONSULTANT

GOLDER

YYYY-MM-DD	2018-07-09
DESIGNED	JS
PREPARED	JS
REVIEWED	DSD
APPROVED	JDW

PROJECT NO.	CONTROL	REV.	FIGURE
1668382	001	01	5.2

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

5.2	Climate

The CMC area is located in the central Andean mountains, and the local climate is heavily influenced by the high mountainous terrain. The mean annual temperature is approximately 8°C, with the heaviest precipitation occurring from December to April. The dry season occurs from May to September with very little or no precipitation. The area is classified as cold semi-arid type (BSk) in the Köppen climate classification system. Semi-arid climates tend to support short or scrubby vegetation dominated by grasses.

A summary of the historical climate data for the CMC area, sourced from the Huarochirí provincial capital Matucana weather station data as compiled on the www.weatherbase.com website, is presented in Figure 5.2. Matucana is located at a slightly lower elevation of 2,464 masl and is approximately 18 km west of San Mateo. Data was collected over a 30 to 112-year period, with the bulk of the records dating back 112 years.

Figure 5.2: Historical Matucana Climate Data

Source: www.weatherbase.com

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

5.3	Local Resources & Infrastructure

The town of San Mateo is the only population center within the vicinity of the project area, located 5 km to the east along the Central Highway. There are approximately 4,700 inhabitants as of the last census in 2005. The provincial capital of Matucana is located approximately 13 km to the west of the CMC and has a local population of 5,700. It is anticipated that the majority of the local work force can be found in San Mateo, with the ability to source additional workers from Matucana, as needed.

There are two independent power transmission lines that provide the electrical power supply for the concentrator and mine. On site there are intact power systems including transformers and electrical distribution cables from historical mining activities. Routine maintenance of these systems has been performed on an ongoing basis. Additionally, there is a hydro-electric power plant located across the Rímac River from the lower mine facilities.

The CMC has on-site office and meal facilities at the main mine/concentrator complex for salaried staff and contractors. In addition, the mine complex known as Huamuyo has a camp, office, and kitchen facility for staff and hourly personnel.

There is an on-site medical facility located at the main mine office/concentrator complex, as well as an ambulance. Another medical clinic is available in San Mateo with the nearest hospital being in Matucana, (13 km away).

The crusher and ball mill are located at the mine portal (3,140 masl). The concentrator, flotation circuit and BIOX® facility are located at a lower elevation, along the main highway, and above the Rímac River.

The Central Railway crosses the mine property and has a dedicated load out facility at the crushing plant. The railway provides a direct link with Lima and the ports on the west coast.

Other site infrastructure items include:

■	Chinchan tailings storage facility.
■	Water and compressed air reticulation systems that are intact, however they will be evaluated to determine suitability for future plans.
■	Utility water is available for the mine and concentrator, with inflow water in the lower levels and pumps connected to drier locations on the upper levels.
■	Communications Systems (fiber internet supported land line based, cellular data coverage).
5.4	Physiography

The CMC is located within the Rímac River Valley, in an area of significant topographical relief ranging from 2,990 masl to 4,500 masl. It is part of the central Andean Puna, which is defined as a montane grassland and shrubland. Due to the cold semi-arid climate, vegetation is predominately limited to bunchgrass, herbs, moss, and lichen. Small scrubby bushes and trees are found near drainages in the lower terrain nearest the Rimac River. The upper mine levels are dominated by minor grasses and barren rock.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

The fast flowing Rímac River parallels the Central Highway and is the main source of water for inhabitants of the valley and the citizens of Lima downstream. The Aruri River, a tributary of the Rímac River, joins the Rímac River immediately adjacent to the lower mine facilities area along the Central Highway.

See Figure 5.1 for a map of regional access.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

6.0	History
6.1	Ownership & Development History

The CMC is part of the Viso-Aruri mining district located in the San Mateo District, Department of Lima, Province of Huarochiri, in the central Andes of Peru. CMC has been exploited almost continuously since the 1800s. The historical Coricancha mine production for the 60 years prior to 1996 is reported to have ranged from 2,600 to 5,000 tpm.

In late 1995, Coricancha underwent a considerable expansion of operations from 200 tpd to 600 tpd and the installation of a modern BIOX® facility. The mine was shut down in September 2000 when Minera Lizandro Proaño was forced into bankruptcy.

At the beginning of 2001, Wiese Sudameris Leasing S.A took control of the assets and properties and entered into an agreement with Peruvian contractor Larizbeascoa & Zapata, S.A.C., to redesign the Coricancha operation.

The mine reopened in 2002 and was shut down in October 2002 by the government due to environmental problems related to the Mayoc tailings storage facility. In November 2002, the Coricancha mine and concentrator were shut down and put on care and maintenance. A water treatment plant constructed and commissioned to neutralize the mine water has been in continuous operation.

Gold Hawk Resources Inc. (Gold Hawk) acquired Coricancha in early 2007 and recommenced operations in June of 2007 at a production rate peaking as high as 10,000 tpm until suspending operations in May of 2008 due to ground movement observed on the natural hillside above the nearby tailings storage facility. Tetra Tech, Inc., prepared a TR for Gold Hawk dated March 30, 2009 regarding the re-start of the Coricancha Mine in Peru that met the requirements of NI 43-101.

Nyrstar acquired the majority interest of 85% Coricancha Mine in November 2009, recommencing operations in late 2010 following construction of a new tailings storage facility at the Chinchan location and the addition of a Cu circuit. Operations at the concentrator were temporarily reduced to 30% of capacity in the first half of 2011, due to an increased moisture compaction level required for the dry stack tailings at the newly commissioned Chinchan tailings facility resulting from heavy rainfall. During 2012, concentrator operations temporarily ceased due to concerns with Cancha 1 and 2 remediation plans. At the end of 2012, Nyrstar ceased mining ore from Coricancha’s underground deposits but continued with the relocation of Cancha 1 and 2 to the Chinchan tailings storage facility. In August 2013, operations were halted due to the sustained lower precious metal prices and Coricancha was placed on care and maintenance.

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6.2	Exploration History

Exploration work on the Project property by the previous owners was very limited and focused on underground drifting and raising on vein structures. A limited, short-hole diamond drilling program was conducted in 2002.

The first formal documented exploration program was conducted by Nyrstar in 2010 and consisted of field mapping, ground magnetic and induced polarization surveys and diamond drilling. A summary of the Nyrstar drilling is presented in Table 6.1.

Table 6.1: Summary of Nyrstar Drilling

Year	No. of Drill Holes	Total Depth (m)
2010	16	11,111
2011	12	6,187
2013	22	4,944
Total	50	22,242

Source: Nyrstar internal reports via GPR.

6.3	Historical Mineral Resource & Reserve Statements

There have been seven independent Mineral Resource and Mineral Reserve estimates prepared for the Coricancha property since 1995. Golder considers only the most recent (2007, 2009, 2011, and 2013) estimates to have been prepared using industry standard best practices for exploration and Mineral Resource estimation (i.e., CIM 2003 and CIM 2014) and reported in accordance with internationally recognized guidelines for disclosure of Mineral Resources and Mineral Reserves (e.g. NI 43-101 and JORC). All previous estimates reported here are considered as historical. The historical Mineral Resource and previous Mineral Reserve estimates are presented for informational purposes only and should not be relied upon.

Table 6.2 summarizes the results of seven historical Mineral Resource and previous Mineral Reserve estimates.

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Table 6.2: Historical Mineral Resources & Reserves Estimates

Tyear	Company	Results	Comment
1995	Kilborn Peru S.A.	(Reserve, Prov.+Prob.) 1,200,480 t @ 4.35 g/t Au, 105.75 g/t Ag, 1.77% Zn & 1.86% Pb	Diluted Mineral Reserve estimate, not NI 43-101 compliant
2000	Buenaventura Ingenieros S.A.	(Reserve, Prov.+Prob.) 762,850 t @ 6.38 g/t Au, 178.53 g/t Ag, 3.09% Zn, 2.11% Pb, & 0.30% Cu (Resource, Inf.) 1,740,000 t	Reserves assumed a cut-off of US$50/tonne, not NI 43-101 compliant
2003	Consultora Minera Anglo Peruana S.A.	(Resource, Mea.+Ind.) 652,818 t @ 6.50 g/t Au, 200.93 g/t Ag, 3.18% Pb, 3.85% Zn & 0.44% Cu (Resource, Inf.) 3,911,200 t @ 5.29 g/t Au, 261.27 g/t Ag, 2.56% Pb, 3.12% Zn, & 0.35% Cu	Not NI 43-101 compliant
2007	Gustavson Associates, LLC	(Reserve, Prov.+Prob.) 436,500 t @ 5.09 g/t Au, 161.29 g/t Ag, 2.72% Pb, 2.52% Zn, & 0.31% Cu
(Resource, Mea.+Ind.) 651,200 t @ 6.50 g/t Au, 200.40 g/t Ag, 3.17% Pb, 3.84% Zn & 0.44% Cu
		(Resource, Inf.) 3,911,200 t @ 6.50 g/t Au, 261.23 g/t Ag, 2.56% Pb, 3.12% Zn, & 0.35% Cu	NI 43-101 Reserves are inclusive of Resources; assumed a cut-off of US$50/tonne
2009	Tetra Tech, Inc.	(Reserve, Prov.+Prob.) 458,434 t @ 4.80 g/t Au, 170.74 g/t Ag, 2.16% Pb, 2.86% Zn, & 0.34% Cu
(Resource, Mea.+Ind.) 698,318 t @ 6.41 g/t Au, 189.00 g/t Ag, 2.43% Pb, 3.33% Zn & 0.4% Cu
		(Resource, Inf.) 3,911,200 t @ 6.50 g/t Au, 261.23 g/t Ag, 2.56% Pb, 3.12% Zn, & 0.35% Cu	NI 43-101 Reserves assumed an economic cut-off value of US$80/tonne
2011	Wardrop Engineering Inc.(a Tetra Tech Company)	(Reserve, Prov.+Prob.) 1,108,900 t @ 7.22 g/t AuEq, 4.13 g/t Au, 135.07 g/t Ag, 1.35% Pb, 2.36% Zn, & 0.39% Cu
(Resource, Mea.+Ind.) 797,468 t @ 5.51 g/t Au, 171.64 g/t Ag, 2.00% Pb, 2.85% Zn & 0.43% Cu
		(Resource, Inf.) 6,151,696 t @ 5.14 g/t Au, 225.41 g/t Ag, 1.96% Pb, 2.85% Zn, & 0.41% Cu	JORC Reserves assumed a cut-off value of 6.0 g/t AuEq with a gold price of US$1,085/oz, with recoveries of 61% by gravity 31% by flotation
2013	Tetra Tech, Inc.	(Reserve, Prov.+Prob.) 640,000 t @ 4.35 g/t Au, 149.12 g/t Ag, 1.77% Pb, 2.60% Zn, & 0.32% Cu
(Resource, Mea.+Ind.) 890,000 t @ 5.04 g/t Au, 174.62 g/t Ag, 1.97% Pb, 3.11% Zn & 0.42% Cu
		(Resource, Inf.) 4,880,000 t @ 4.91 g/t Au, 224.54 g/t Ag, 1.57% Pb, 2.98% Zn, & 0.48% Cu	JORC Reserves

Source: Gustavson 2007, Tetra Tech 2009, Wardrop 2011, Nyrstar 2013, www.Nyrstar.com, www.spglobal.com.

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6.4	Production History

The Viso-Aruri mining district is a polymetallic district of Au-Ag-Pb-Zn-Cu deposits located in the central Andean mountains east of Lima. Several mines have operated or are operating in the district.

The historical monthly Coricancha mine production for the 60 years prior to 1996 ranged from 2,600 to 5,000 tpm (Gustavson 2007). After the mine and concentrator expansion in 1997, the reported monthly production increased slightly over historical levels, however the production dropped just before the mine was shut down in September 2000. When the mine reopened in 2002, production increased to 16,000 tpm, before declining to 9,000 tpm before the mine was shut down again in October 2002.

Gold Hawk acquired the CMC in July 2007 and resumed operations in October 2007 with a mean monthly production of 10,000 tpm until operations were suspended in May 2008. Following Nyrstar’s acquisition of the CMC, the mine resumed operations in September 2010 and operated at a monthly production rate of approximately 13,000 tpm until February 2013 when production decreased to approximately 6,000 tpm. The mine suspended operations in August 2013.

A summary of historical production is shown in Table 6.3.

Table 6.3: Summary of Historical Production at the Coricancha Mine

Company	Year	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
Mineral Lizandro Proaño	1955-2000	1,324,500	4.92	169.45	2.85	3.44	0.38
Wiese Sudameris Leasing S.A.	2002[1]	93,000	4.25	155.00	1.51	1.88	0.20
Gold Hawk Resources	2007[1]	70,497	2.44	86.37	0.90	1.43	0.26
	2008[1]	52,495	3.11	93.46	1.28	1.57	0.19
Nyrstar NV	2010[1]	45,606	3.54	121.16	1.39	1.52	0.01
	2011[1]	160,022	3.49	117.70	1.15	1.58	0.19
	2012[1]	162,291	3.46	140.22	0.95	1.92	0.25
	2013[1]	50,078	2.42	107.39	0.48	1.62	0.45
Total		1,958,489	4.42	154.37	2.28	2.88	0.33

Note:

1.	Partial year of production only.

Source: Gustavson 2007, Tetra Tech 2009, Wardrop 2011, www.Nyrstar.com, www.spglobal.com

Figure 6.1 illustrates the monthly production rates for the three Coricancha mine operators since 2002.

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Figure 6.1: Summary of Monthly Production 2002 - 2013 with Mean Ag Grade

Monthly Production (t)
Silver Grade (g/t)
Total Tonnes
Mean Ag (g/t)
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
200.00
150.00
100.00
50.00
0.00
Mar Apr May Jun Jul Aug Sep Oct Nov
Jun Jul Aug Sep Oct Nov Dec
Jan Feb Mar Apr May
Sep Oct Nov Dec
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Jan Feb Mar Apr May Jun Jul Aug
2002
2007
2008
2010
2011
2012
2013
Wiese
Gold Hawk
Nyrstar

Source: Gustavson 2007, Tetra Tech 2009, Wardrop 2011, www.Nyrstar.com, www.spglobal.com.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex
7.0	Geological Setting & Mineralization

The following Item summarizes the regional geology as presented by Gustavson 2007, Tetra Tech 2009 and Wardrop 2011 and references therein.

7.1	Regional Geology

The regional geology of the Viso-Aruri mining district consists of a package of andesitic volcanic rocks and local basal sedimentary units intruded by monzonite stocks (See Figure 7.1). The Jumasha Formation is found at the base of the Viso-Aruri volcanic sequence and is characterized by tightly folded beds of grey limestone. The limestone outcrops in the Rímac River valley, near the town of San Miguel de Viso.

The approximately 1,500 m thick Rímac Formation overlies the Jumasha limestones and comprises Tertiary-age andesitic volcanics and is characterized by alternating layers of massive and porphyritic, grey to greenish-grey-purple andesite. The volcanic beds are approximately 10 to 40 m thick and are roughly sub-horizontal, dipping slightly to the SW at 15°.

There are two occurrences of intrusive rocks in the area which are thought to have been the source of the polymetallic mineralization, although this has not been confirmed. The first is a small, altered, intrusive stock that has been mapped near the village of Viso on the south side of the mountain (Coricancha is on the north side). The other occurrence is the NE-NNE trending, sub vertical intrusive dikes cutting the volcanic rocks.

The area has been exposed to tremendous structural compression, which has produced a strong regional scale fracturing pattern and allowed the emplacement of the polymetallic mineralization within quartz sulphide veins as fracture filling. Some of the identified features include the NW-SE Pariachaca-Matucana fault, the NS and NNE trending San Pablo and Huamuyo faults, and the NNE-SSW mineralized fractures zones.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

Figure 7.1: Regional Geology Map

KEY MAP
CMC
Lima
San Mateo
Tim-r
Tim-m
Tim-cf
Ts-p
T-tdlgd
LEGEND
CMC Project Boundary
Geology
Normal Fault
Reverse Fault
Lagoons
0
5,000
10,000
METRES
NOTE(S)
REFERENCE(S)
DATUM: WGS84
PROJECTION: UTM ZONE 18S
CLIENT
GREAT PANTHER SILVER LIMITED
CONSULTANT
GOLDER
YYYY-MM-DD
2018-07-09
DESIGNED
JS
PREPARED
JS
REVIEWED
REVIEWED
APPROVED
JDW
PROJECT
CORICANCHA MINE COMPLEX NI 43-101 RESOURCE UPDATE
SAN MATEO, HUAROCHIRÍ PROVINCE, PERÚ
TITLE
REGIONAL GEOLOGY MAP
PROJECT NO.
1668382
CONTROL
001
REV.
01
FIGURE
7.1

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

7.2	Local & Property Geology

The CMC property is almost entirely underlain by the Rímac Formation andesitic volcanic rocks. The base of the sequence is composed of brecciated volcanic rocks overlain by andesitic flows, agglomerate and tuff towards the top of the Cerro Huamanjune at approximately 4,500 masl elevation.

Figure 7.2 illustrates the local property geology and highlights the main veins.

7.3	Mineralization

Mineralization at CMC is that of an anastomosed system where most of the secondary and tertiary veins branch off either from the main vein or the secondary veins. This has produced the necessary conduits to be filled by mineralized hydrothermal fluids. The overall system trends towards the NE at approximately 15°, and the veins are primarily sub-vertical to steeply NW dipping. It is thought that the anastomosed vein system is part of a larger tectonic shear zone with associated secondary and tertiary tensional veins.

The three main veins on the CMC property include the Wellington, Constancia and Animas veins, as shown in Figure 7.2. These veins define three structurally dislocated blocks from which a series of secondary and tertiary tensional veins splits off. The veins are extensive and are known to extend over 4 km along strike and more than 1.5 km down dip.

Typically, the veins show Qtz-clay-pyrite argillic alteration, which extends up to 2.0 m into the footwall and hanging wall of the veins. The alteration does not contain any economic mineralization of note.

Golder is not aware of any metallogenic studies to confirm the relationship between the regional framework, the dikes, and the intrusive stock south of the Coricancha Mine with the mineralization event. However, as previous reports indicate, it is likely that the main hydrothermal source is a large intrusive body located below Coricancha Mine at an unknown depth.

Table 7.1 summarizes the main characteristics of the mineralized veins at CMC. Where information is unavailable or unknown, the field has been left blank. Further details on the Main, Secondary and Tertiary veins are found in the following sub-items. A plan map showing the surface traces of the CMC veins is illustrated in Figure 7.3.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

Table 7.1: Summary of Mineralized Veins at Coricancha

Vein System	Strike Length[1] (m)	Mean Width (m)	Vertical Extent (m)	Trend Direction	Dip	Mineralization	Comments
Main Veins
Constancia	2,300	0.54	1,700	N20°E	75°- 80°NW	quartz, arsenopyrite, pyrite; sphalerite, galena, chalcopyrite	Historically mined over 11 Levels.
Wellington	1,500	0.64	200	N20°E	Vertical - 80°NW	arsenopyrite, pyrite, galena, sphalerite, tetrahedrite, and bornite	Historically mined over 5 Levels.
Animas	1,000	0.65	300	N35ºE	NW	Quartz hosted gold, silver & minor base metals	Target of 2015-2016 drilling, simoid shape.
Secondary (Tensional) Veins
Rocío	600	0.40 - 0.55	~40	N20º-45ºE	Vertical	quartz, arsenopyrite, pyrite; sphalerite, galena, chalcopyrite	Historical stopping from Levels 3140 to 3180; tensional split from Constancia Vein.
Colquipallana	800	0.45	200	N40ºE	NW	quartz, arsenopyrite, pyrite; sphalerite, galena, chalcopyrite	Splay from Constancia vein; very high silver content; Historical workings only partially accessible.
Escondida	850	0.4	340	N55º-60ºE	85°NW	quartz, arsenopyrite, and scorodite	Connects the Wellington and Constancia Veins; Historical workings limited over 4 Levels.
San José	825	0.15 - 0.30	230	N30º-65ºE	Sub-vertical	quartz arsenopyrite with little base metal sulphides	Gold vein, pinch swell type; Historically worked over 2 Levels.
Tertiary Veins
Trinidad - Esperanza	1,000	±0.3		N70ºE	NW		Splay from Constancia vein; historic open pit near 4075 Level.
Huayna Cápac	475	±0.3		N55º-60ºE	NW	quartz, arsenopyrite, sphalerite	Parallel to the Escondida Vein, split off the Constancia Vein.
Santa Catalina	650	±0.3		N45ºE	NW		Outcrops close to the Aruri Valley parallel to Rocío Vein.
Niquelífera	425	±0.3		N11ºE	NW		Possible NE extension of Wellington on lowest level.
Chaupichaca	550	±0.3		N28ºE	NW		Outcrops near the west limit of the property.

Notes:

1.	If strike length extends beyond CMC property boundary, only the portion located within the property boundary has been reported in this table.

Source: Gustavson 2007, Tetra Tech 2009, Wardrop 2011, Nyrstar 2013.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

Figure 7.2: Local Geology Map

KEY MAP
CMC
Lima
Ts-hu
Q-fg
Tm-m
T-rda
Q-g
Ks-j
Ki-pa
Tim-cf
San Mateo
Q-al
Kms-i
Tim-r
Tim-m
Ts-p
T-di
LEGEND
CMC Project Boundary
Geology
Q-al Dep. Aluviales
Q-fg Dep. Fluvioglaciares
Q-g Dep. Glaciares
T-di Terciario, diorita
T-rda Terciario, riodacita
Tim-bvrb Fm. Bellavista Rio Blanco
Tim-cf Fm. Carlos Francisco
Tim-r Fm. Rimac
Tim-m Volc. Millotingo
Ts-hu Fm. Huarochiri
Ts-p Volc. Pacococha
Ki-chi Fm. Chimu
Ki-pa Fm. Pariatambo
Kms-i Cretaceo medio?,superior,indiferenciado
Ks-j Fm. Jumasha
Normal Fault
Reverse Fault
Laguna
0
1,000
2,000
3,000
1:70,000
METRES

REFERENCE(S)
DATUM: WGS84
PROJECTION: UTM ZONE 18S
GEOCATMIN GEOLOGY BASE MAP (24K)

CLIENT
GREAT PANTHER SILVER LIMITED

PROJECT
CORICANCHA MINE COMPLEX NI 43-101 RESOURCE UPDATE
SAN MATEO, HUAROCHIRÍ PROVINCE, PERU

TITLE
LOCAL GEOLOGY MAP

CONSULTANT		
GOLDER	YYYY-MM-DD	2016-07-09
	DESIGNED	JB
	PREPARED	JB
	REVIEWED	DBD
	APPROVED	JDW

PROJECT NO.	CONTROL	REV	FIGURE
1668382	001	01	7.2

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

Figure 7.3: CMC Mineralized Veins Plan Map

Processing Facility & Mine Office
KEY MAP
Lima
CMC
Lima

LEGEND

Mineralized Veins
- Main Vein
- Secondary
- Tertiary
- Minor Vein
- Fault
- Igneous Outcrops

- CMC Project Boundary
- Processing Facility & Mine Office
- Mine Office
- Huamuyo Camp
- Stream

0 500 1,000
1:20,000 METRES

NOTE(S)
SOURCE: GPR INTERNAL DOCUMENTS;
SATELLITE IMAGERY OBTAINED FROM GPR

REFERENCE(S)
DATUM: WGS84
PROJECTION: UTM ZONE 18S

CLIENT
GREAT PANTHER SILVER LIMITED

PROJECT
CORICANCHA MINE COMPLEX NI 43-101 RESOURCE UPDATE
SAN MATEO, HUAROCHIRÍ PROVINCE, PERÚ

CONSULTANT

GOLDER

YYYY-MM-DD	2018-07-09
DESIGNED	JS
PREPARED	JS
REVIEWED	DGO
APPROVED	JDW

TITLE
CMC MINERALIZED VEINS PLAN MAP

PROJECT NO.	CONTROL	REV.	FIGURE
1668382	001	01	7.3

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex
7.3.1	Main Veins
7.3.1.1	Constancia Vein

The Constancia Vein was the main target of operations between 1906 and 2002. It has been mined from 11 levels (in excess of 840 m vertical extent), extending from level 3,980 to 3,140 masl. The vein outcrops at an elevation of 4,540 masl. Nyrstar completed drilling that confirmed a down dip extension of over 300 m below the lowest mine workings. This increased the known vertical extent of the Constancia Vein to 1,700 m. The vein has a strike extent of almost 4 km, of which 2.3 km are within the CMC property.

The vein strikes towards 200° SW and dips from 75° to 80° NW. The vein widths range from 0.10 m to 1.20 m wide with a mean width of 0.54 m. Mineralization typically consists of Qtz-AsPy-Py, followed by another band of sphalerite-galena-chalcopyrite. A long section of the Constancia Vein, showing mined out areas and Ag sample grade is shown in Figure 7.4.

Figure 7.4: Constancia Vein Long Section

4400 L
4300 L
4200 L
4100 L
4000 L
3900 L
3800 L
3700 L
3600 L
3500 L
3400 L
3300 L
3200 L
2600 L
0
125
250
375
500
Meters
SAMPLES : AG
SAMPLES : AG
0.000 <= < 20.000
20.000 <= < 30.000
30.000 <= < 40.000
40.000 <= < 50.000
50.000 <= < 100.000
100.000 <= < 500.000
500.000 <= < 39000.000
8694500 N
8695000 N
358500 E
8695500 N
8696000 N

Source: Golder Vulcan Model, looking northwest.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

7.3.1.2	Wellington Vein

The Wellington Vein was developed and mined from 1999 to 2002. It was mined over five levels, extending from level 3,900 to 3,700 (200 m vertical extent) and is open approximately 600 m along strike. The vein has been mapped over 2 km along strike at N20°E, of which 1.5 km are located within the CMC property.

Similar to the Constancia Vein, the Wellington Vein is steeply dipping to the NW. The widths are also similar, with a mean of 0.64 m. The vein commonly splits into two separate branches, which have been mapped up to 1.4 m wide with some local ore shoots of up to 3.0 m in width. The vein is typically associated with clay-silica-pyrite sericite alteration in both the hanging and footwall, as well as fault gouge.

The Wellington Vein exhibits polymetallic mineralization consisting of Qtz fractures filled with sulphide bands of AsPy, Py, galena, sphalerite, tetrahedrite, and bornite. A long section of the Wellington Vein showing mined out areas and Ag sample grade is shown in Figure 7.5.

Figure 7.5: Wellington Vein Long Section

Source: Golder Vulcan Model, long section, looking northwest.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

7.3.1.3	Animas Vein

The Animas Vein extends for over 1 km and has a mapped vertical extent of approximately 300 m. The vein has a mean width of 0.65 m. It was the target of exploration during the 2015 and 2016 drilling program and returned results of 3.64 grams per tonne (g/t) Au and 417 g/t Ag over 0.41 m and 1.50 g/t Au and 107 g/t Ag over 1.20 m, with minor base metals. There has been no known production from the Animas Vein.

7.3.2	Secondary (Tensional) Veins
7.3.2.1	Colquipallana Vein

Historically, the Colquipallana Vein was the first to be exploited at CMC, due to its exceptionally high Ag content. The vein trends towards the NE and branches off the east side of the Constancia Vein for approximately 800 m. There are historical workings throughout the upper levels of the mine, however, only 4,150 and 4,090 levels are partially accessible. Workings cover a strike length of 500 m and vertical extent of approximately 200 m. A long section of the Colquipallana Vein showing mined out areas and Ag sample grade is shown in Figure 7.6.

Figure 7.6: Colquipallana Vein Long Section

Source: Golder Vulcan Model, long section, looking northwest.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

7.3.2.2	Escondida Vein

The Escondida Vein is an ENE trending vein that dips steeply at 85° to the NW and joins the Wellington and Constancia veins together. Mapped vein widths range from 0.20 m to 0.40 m, to upwards of 1.60 m, including the alteration zone either side of the vein. There are historical underground workings on the 3,460, 3,640, and 3,550 levels with approximately 200 m of stoping on the 3,800 level. A long section of the Escondida Vein showing mined out areas and Ag sample grade is shown in Figure 7.7.

Figure 7.7: Escondida Vein Long Section

Source: Golder Vulcan Model, long section, looking northwest.

7.3.2.3	San José Vein

The San José Vein has historically been mined on Levels 3,760 and 3,695, for strike lengths of 350 m and 170 m, respectively. It has a known vertical extent of 230 m and has a well-marked surface outcrop. The mineralization consists mostly of Qtz-AsPy with little base metal sulphides. A long section of the San José Vein showing mined out areas and Ag sample grade is shown in Figure 7.8.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

Figure 7.8: San José Vein Long Section

Source: Golder Vulcan Model, long section, looking northwest.

7.3.2.4	Constancia Este Vein

The Constancia Este Vein has some historical mining. Nyrstar did not differentiate it from the larger Constancia vein. However, Golder and GPR recognize it as a split from the Constancia vein. It has been historically mined between 3,700 and 4,000 masl. A long section of the Constancia Este Vein showing mined out areas and Ag sample grade is shown in Figure 7.9.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

Figure 7.9: Constancia Este Vein Long Section

Source: Golder Vulcan Model, long section, looking northwest.

7.3.2.5	Rocío Vein

The Rocío Vein has been mapped at the lowest level (3,140) of the mine. There has been some historical stoping of this vein, at the 3,140 and 3,180 levels. The vein is most likely a tensional vein off the main Constancia Vein (Mean width of 0.40 m to 0.55 m, with a strike length of approximately 600 m.).

7.3.3	Tertiary Veins

There are several other veins of interest, though smaller in size that have been identified over the CMC property.

The Trinidad Vein has a strike length measuring 250 m and has been exploited by an open pit near the 4,075 Level of the Constancia Vein.

The Huayna Cápac Vein splits off the Constancia Vein and parallels the Escondida Vein. It has historically been developed over 100 m of strike length and has a mean width of 0.30 m. The vein is composed of Qtz-AsPy-sphalerite, similar to other veins in the system.

Narrow veins such Carolina and Esperanza, which are typically less than 0.3 m in width, are part of the system presenting similar characteristics as the tension veins.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

8.0	Deposit types

The following Item summarizes the deposit types as presented by Gustavson 2007, Tetra Tech 2009 and Wardrop 2011 and references therein.

The CMC is a polymetallic hydrothermal, brittle low sulphidation deposit hosted in the andesitic rocks of the Rímac Formation. The veins exhibit pinch-swell type behavior typical of hydrothermal systems found within compressional and extensional structural environments. Vein widths reach upwards of 2.0 m and with a mean width of 0.6 m. The veins are known to split into two or more branches separated by waste rock materials.

The mineralization observed at CMC is typically composed of the following:

■	Pyrite (iron [Fe] sulphide)
■	Sphalerite (Zn sulphide)
■	Galena (Pb sulphide)
■	Chalcopyrite (Cu Fe sulphide)
■	Arsenopyrite (Fe arsenic [As] sulphide)
■	Tennantite (Cu As sulfosalt)
■	Tetrahedrite (Cu antimony [Sb] sulfosalt)
■	Native Au
■	Native Ag
■	Quartz

The Au is refractory and associated primarily with AsPy, with minor amounts associated with Py. Ag is primarily associated with galena, however minor amounts of argentiferous minerals pyrargyrite (Ag-Sb sulphide), freibergite (Ag bearing tetrahedrite), and proustite (Ag-As sulphide) have also been recorded. There is Cu mineralization included in the CMC hydrothermal system, however, the Cu is mostly present as secondary minerals associated with the Zn mineralization. The secondary Cu minerals include chalcopyrite, covellite (Cu sulphide), tetrahedrite (Cu-Sb sulphide), and bornite (Cu-Pb-Sb sulphide).

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

There are four different stages of mineralization at CMC that have been identified by Petersen 1955 and Díaz 1995. These stages include:

■	Stage I is Qtz-Py with rare base metals.
■	Stage II is base metals including sphalerite, galena, minor chalcopyrite-Py-Qtz, AsPy, and Au.
■	Stage III is auriferous AsPy and minor native Au, sphalerite, galena, and chalcopyrite.
■	Stage IV Qtz-tetrahedrite and tennantite enriched in Ag.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

9.0	Exploration
9.1	Summary of Non-Drilling Exploration Activity

Prior to Nyrstar’s acquisition of CMC, exploration was primarily conducted by mining of veins, horizontal and vertical tunnels and raises, but no systematic formal exploration activities were completed. The first formal documented exploration program was conducted by Nyrstar in 2010 and consisted of field mapping, ground magnetic and induced polarization (IP) surveys, and diamond drilling.

Nyrstar updated the surface geological map. The map was compiled from old geological maps and known surface vein outcrops.

Nyrstar conducted a ground magnetometer survey in October 2010, which amounted to 23.5 km over 17 different profiles. Two significant anomalies were identified from the survey, a smaller one associated with the Constancia vein to the southeast of the main fault and suggested a possible northern extension of the structure. The second was a larger NE-SW trending anomaly located to the northwest of the main fault and within the El Baron package.

The IP resistivity and chargeability measurements were taken in October and November 2010. Measurements were taken over four different lines totaling 6.6 km. The resistivity measurements identified several of the known mineralized structures including the Wellington, Constancia, and Escondida veins as well as the main fault zone. Chargeability measurements identified several sub-surface chargeability zones extending from 100 m to 300 m below surface to 600 m located to the west of the main fault zone.

Figure 9.1 illustrates the results of the 2010 ground magnetic and IP surveys.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

Figure 9.1: Nyrstar 2010 Exploration Map

KEY MAP
Lima
Lima
CMC
San José Vein
Rocio Vein
Vein

LEGEND

- CMC Project Boundary
- Chargeability Anomaly
- Magnetic Anomaly
- Principal Fault

0 500 1,000

1:20,000 METRES

NOTE(S)
SOURCE: NYRSTAR EXPLORATION MAP

REFERENCE(S)
DATUM: WGS84
PROJECTION: UTM ZONE 18S

CLIENT
GREAT PANTHER SILVER LIMITED

CONSULTANT

GOLDER

YYYY-MM-DD	2018-07-09
DESIGNED	JS
PREPARED	JS
REVIEWED	OSG
APPROVED	JDW

PROJECT
CORICANCHA MINE COMPLEX NI 43-101 RESOURCE UPDATE
SAN MATEO, HUAROCHIRÍ PROVINCE, PERÚ

TITLE
NYRSTAR 2010 EXPLORATION MAP

PROJECT NO.	CONTROL	REV.	FIGURE
1668382	001	01	9.1

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex
10.0	Drilling
10.1	Drilling Summary

Prior to 2010 and Nyrstar’s acquisition of Coricancha, no systematic drilling was performed on-site. Historical drilling was completed, primarily as short holes, but unfortunately limited or no records exist related to this drilling. Golder has not included any of the pre-2010 drilling in the geological database or geological model due to the lack of information and inability to confirm this data.

Since 2010, several drilling programs have been completed with the primary focus of verifying the lateral and depth continuity of the main veins including, Wellington, Constancia and Colquipallana. Nyrstar conducted three independent drilling campaigns in 2010, 2011 and 2013. GPR drilling programs were completed in 2015 and 2016 in conjunction with Nyrstar. A total of 83 diamond drill holes, totaling 28,197 m of NQ sized core have been drilled within the CMC property boundaries. Drill holes were either drilled from surface or underground depending on the target and accessibility.

A summary of the different drilling campaigns at CMC by year and by vein target is presented in Table 10.1 and Table 10.2. Distribution of the drill holes is illustrated in Figure 10.1 and Figure 10.2.

Table 10.1: Summary of Nyrstar Drilling by Year

Company	Year	No. of Drill Holes	Total Depth (m)
Nystar	2010	16	11,111
	2011	12	6,187
	2013	22	4,944
Nystar & GPR	2015-2016	33	5,955
Total		83	28,197

Source: Nyrstar internal reports via GPR.

Table 10.2: Summary of Drilling by Vein

Vein	No. of Drill Holes
Constancia	56
Wellington	13
Animas	2
Colquipallana	5
San Jose	2
Others	5
Total	83

Source: Nyrstar internal reports via GPR.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

Figure 10.1: Drill Hole Map

KEY MAP
Lima
CMC
Lima
Mine Office
Huamuyo Camp
San José Vein
Trinidad Vein
Rosita Vein
Colquipallana Vein
LEGEND
CMC Project Boundary
2010 U/G Drill Hole
2011 Surface Drill Hole
2011 U/G Drill Hole
2013 U/G Drill Hole
2015-2016 Surface Drill Hole
2015-2016 U/G Drill Hole
Main Vein
Secondary
Tertiary
Minor Vein
Mine Office
Huamuyo Camp
0 100 200 300 400
1:12,000
METRES
NOTE(S)
1. GEOLOGICAL AND CADASTRAL MINING SYSTEM (GEOCATMIN) ADMINISTERED BY INGEMMET
REFERENCE(S)
DATUM: WGS84
PROJECTION: UTM ZONE 18S
CLIENT
GREAT PANTHER SILVER LIMITED
PROJECT
CORICANCHA MINE COMPLEX NI 43-101 RESOURCE UPDATE
SAN MATEO, HUAROCHIRÍ PROVINCE, PERÚ
TITLE
DRILL HOLE PLAN MAP
CONSULTANT
GOLDER
YYYY-MM-DD 2018-07-09
DESIGNED JS
PREPARED JS
REVIEWED DSD
APPROVED JDW
PROJECT NO. 1668382
CONTROL 001
REV. 01
FIGURE 10.1

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

Figure 10.2: Plan Map - Distribution of Drill Holes at Coricancha

Note: Red trace = Nyrstar drill holes; Blue traces = Nyrstar & GPR drill holes.

10.2	Drilling Procedures & Methodology
10.2.1	Drilling Methodology
10.2.1.1	Nyrstar 2010 - 2013 Drill Holes

The Nyrstar drilling programs were designed to target the Wellington, Constancia and Colquipallana veins to evaluate their lateral and depth continuity. The procedures for all Nyrstar drilling were consistent across all three programs.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

Downhole directional surveys were completed as the hole was being drilled using a Reflex EZ-Shot tool at 75 m intervals and all surveyed using a total station transit and referenced to UTM coordinate system PSAD 56 Zone 18S. Drilling information was entered into a master Microsoft Excel™ database.

10.2.1.2	Nyrstar & GPR 2015 - 2016 Drill Holes

Nyrstar and GPR collaborated on the 2015-2016 drilling program to drill 33 holes targeting the Wellington, Constancia, Animas and Colquipallana veins.

Downhole directional surveys were completed as the hole was being drilled using a Reflex EZ-Shot tool at 75 m intervals.

10.2.2	Core Handling & Visual Logging

Visual logging for the historical and recent drilling followed the same general process for the 2010 to 2013 Nyrstar drilling as was the 2015-2016 Nyrstar and GPR drilling.

GPR core logging was completed exclusively by dedicated core logging geologists at core logging facilities located at site. The core logging geologists marked and labeled the sample intervals on the core. Specific gravity measurements were taken using the Archimedes method. The core was then photographed prior to being sent to the core cutting room for physical sampling. The sampled core was bagged and sealed. A final photograph was taken after the sampling stage. Once the core had been logged and sampled, the completed core boxes were sealed and stacked crosswise for storage in the core storage areas. Figure 10.3 show the core logging and storage facilities.

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July 13, 2018	NI 43-101 Technical Report - Coricancha Mine Complex

Figure 10.3: CMC Core Logging Facility

10.3	Drilling Results & Interpretation

CMC is an advanced stage property, recently in operation (shut down in 2013) and with extensive historical records of mining activities and production. The drilling results confirm the existence of economic mineralization and reconcile with the underground mine workings.

The results of the drilling programs at CMC show continuity of the vein system, both laterally and at-depth. The mineralization is shown to extend beyond the previously known limits and has opened up the potential drill targets both along strike and at depth. It is possible that additional drilling will continue to expand the limits of known mineralization.

The data from drilling, logging and surface/underground sampling programs were reviewed and interpreted independently by GPR senior geologists and by the Golder Qualified Person. Drill hole lithology and assay data was used to confirm the target intercepts and to reconcile against the surface and underground sampling.

A discussion of the sampling and analytical results is presented in Item 10.0 and Item 14.0 of this TR. A discussion of the interpretive geology and geological modelling process is presented in Item 14.0 of this TR.

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10.4	Drilling Factors Impacting Accuracy & Reliability of Results

It is the Qualified Person’s opinion that the Nyrstar and GPR drilling, core logging and sampling programs were carried out according to appropriate professional methodologies and procedures, including those presented in the CIM Exploration Best Practice Guidelines (August 2000 edition).

The Qualified Person is not aware of any factors or concerns regarding the accuracy and reliability of the logging and sampling results from the Nyrstar and GPR drilling, logging and sampling program.

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11.0	Sampling Preparation, Analyses, & Security
11.1	Sample Summary

Sampling programs at CMC were undertaken by historical mine operators and more recently, by Gold Hawk, Nyrstar, and GPR. Prior to 2010, almost all samples were channel, or grab samples from the underground workings, or surface outcrops. With the commencement of the drilling programs at CMC in 2010, both core and channel samples were taken.

There were approximately 22,000 historical, pre-2006 samples, which were incorporated into the digital CMC database by Gold Hawk. Since 2006, a total of 30,129 channel and 1,663 drill core samples were analyzed and included in the assay database. Table 11.1 summarizes the various samples included in the larger, CMC assay database. For this TR, only samples taken since 2010 by Nyrstar and GPR were considered and incorporated for use in geological modelling and Mineral Resource estimation.

Table 11.1: Summary of CMC Sampling

Year	Sample Type	Total Samples
Pre-2006	Underground Channel	22,000
2006 - 2010	Underground Channel	16,464
2010 - 2016	Underground Channel	13,665
Total Undergound Channel Samples		52,129
2010 - 2016	Drill Core	1,663
Total Drill Core Samples		1,663

Source: Tetra Tech 2009, Wardrop 2011 and Nyrstar internal data via GPR.

During the 2010 and 2011 drilling programs, Nyrstar sent samples to ALS and to SGS Del Perú S.A. (SGS) in Callao (Lima). As of 2013, all samples were sent to the SGS laboratory in Lima. The SGS laboratory is internationally accredited to ISO/IEC 17025 standard.

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11.2	Sampling Methodology & Procedures

The core and channel sampling procedures at CMC followed internal protocols and procedures that were initiated by Nyrstar.

11.2.1	Drill Core Sampling

Drill core sampling at CMC was conducted in such a manner to make sure that mineralized intervals were captured and sent to the lab for analysis. During core logging, the geologists marked the core intervals to be sampled at the top and bottom of the interval with a circle and arrows drawn on the core. Sample intervals were defined such that they did not cross lithological boundaries, with a minimum sample length of 0.35 m, and a maximum sample length of 1.5 m. All relevant sampling information was captured in the sampling sheets, including interval from, to, and sample number. A waterproof sample tag was stapled to the core box at the start of each interval and the sample interval from, to, and sample number were written on the box with indelible ink. Prior to physical sampling, the core was photographed in high resolution, and the digital files stored on the CMC server.

Core cutting was completed by trained technicians in a dedicated cutting facility and was supervised by a company geologist. The core was cut in half using a core cutting saw. Only fresh water was used in order to avoid contamination. The upper half of the core sample was placed in a clean plastic sample bag and the corresponding sample number was marked on the bag with indelible ink. One portion of the waterproof sample tag was included in the sample bag, while the other remained in the core box. The sample bag was then sealed and up to 10 samples were placed in bags and secured with zip ties. The quality assurance and quality control (QA/QC) control samples were inserted into the sample sequence at the prescribed interval (see Item 11.5 for details). The full bags were held in a secure storage room in the core logging facility until a shipment batch, of at least 10 bags, was ready for transport to the SGS laboratory in Lima.

The lower half of the core sample was then carefully reorganized in the core box, the core photographed again, and the core box sealed and stacked with rest of the boxes from the corresponding drill hole. An example of a sampled core box is shown in Figure 11.1.

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Figure 11.1: Example of Sampled Core

11.2.2	Channel Sampling Procedures

Underground chip samples (channel) were collected for grade control and for Mineral Resource estimation purposes. The channel sampling protocol at CMC specified that the location to be sampled must be thoroughly washed to avoid contamination. The interval to be sampled was clearly marked, including the sample number. The sample coordinates were distance referenced to survey control points. Sample information was recorded on paper sample sheets and transcribed into the digital database.

The sample length was defined according to the lithological breaks and vein continuity. Samples were collected from a 5 centimetre (cm) deep by 20 cm wide channel cut perpendicular to the vein direction. The material was typically chipped out of the channel in small fragments and collected into a maximum 2 kilogram (kg) sample. To ensure representative grade continuity, samples were collected at a distance interval of every 10 m along the target vein. An example of a vein being channel sampled is shown in Figure 11.2.

Each 2 kg sample was sealed in a plastic sample bag with a sample tag and the number recorded with indelible ink on the outside of the bag. Sample bags were placed in rice bags and sealed with zip ties. QA/QC samples were inserted at prescribed intervals into the sample sequence and included with the sample shipment, as discussed in Item 11.5.

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For both core and channel samples, a sample shipment form was prepared for each sample batch prior to shipping to SGS, detailing the included sample numbers per batch. At the laboratory, the sample list was verified against the received samples to confirm the shipment.

Figure 11.2: Example of Channel Sampling in the Animas Vein

11.3	Sample Preparation, Analytical Methodology, & Procedures
11.3.1	Analytical Laboratory

For the 2010 and 2011 drilling programs, Nyrstar sent the samples to Lima for analysis at both the ALS laboratory and the SGS laboratory. Samples from the 2013 and 2015-2016 drilling programs were sent exclusively to the SGS laboratory. The SGS lab is internationally certified to OHSAS 18001, ISO 14001 and ISO 9001 standard, and is accredited by Instituto Nacional de Calidad (INACAL) under the NTP-ISO / IEC 17025 (certificate renewal date: December 2019). The ALS lab is also certified to ISO 9001:2000 standard and accredited by the Peruvian Government National Accreditation Service (INDECOPI).

The following two figures provide a summary of the analytical procedures that ALS followed in 2010 and 2011 (Figure 11.3) and SGS followed for the 2010, 2011, 2013, and 2015-2016 drilling programs (Figure 11.4).

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Figure 11.3: ALS Analytical Protocols (2010, 2011)

Source: Nyrstar 2013, GPR internal documents, ALS Services and Fees guide.

(https://www.alsglobal.com/industries/mining-and-exploration/exploration/geochemistry-testing-and-analysis).

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Figure 11.4: SGS Analytical Protocols (2010, 2011, 2013, & 2015-2016)

Source: Nyrstar 2013, GPR internal documents, SGS Analytical Services guide.

(http://www.sgs.pe/-/media/global/documents/brochures/sgs-analytical-guide.pdf).

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11.3.2	Density Determination

There were a total of 370 density measurements for the CMC property, of these, 39 samples were from the 2015-2016 drilling campaign. Density measurements were made internally in the CMC mine laboratory by Archimedes method, as shown in Figure 11.5, using the whole NQ or HQ core. The density was determined by weighing each dry sample with a calibrated, high precision digital scale, then weighing the same sample submerged in water. Density was then calculated by dividing the mass in air by the mass in water, using the formula below, and is recorded in tonnes per cubic metre (t/m3).

Density = Mass in Air (Dry) / (Mass in Air (Dry) - Mass Suspended (in Water))

Figure 11.5: CMC Internal Density Measurement Equipment & Samples to be Measured

In order to validate the CMC determined density values, 20 of the 39 (2015-2016) samples were sent to SGS to verify the density determinations. SGS used the Archimedes method; however, the samples were coated in paraffin wax due to the porous nature. The results between the two measurements were consistent, as shown in Table 11.2. Based on the results of the density analyses, default density values were determined for the veins shown in Table 11.3.

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Table 11.2: Density Measurement, as Determined by CMC & SGS

CMC Sample No.	Drill Hole	Vein	CMC Density (t/m3)	SGS Density (t/m3)	Difference (t/m3)	SGS Sample No.
I238534	W690-DDH01-2015	Wellington	2.9	2.95	-0.05	69644
I238428	W690-DDH03-2015	Wellington	4.37	4.37	0	68778
I238194	W690-DDH05-2015	Wellington	3.61	3.67	-0.06	68779
G001002	W690-DDH06-2015	Wellington	2.88	3.08	-0.2	68780
G001019	W690-DDH07-2015	Wellington	3.57	3.62	-0.05	68781
G001326	W690-DDH08-2015	Wellington	3.64	3.71	-0.07	68782
G001392	W690-DDH09-2015	Wellington	3.01	2.94	0.07	68785
G001035	CN710-DDH01-2015	Constancia	4.37	4.48	-0.11	68795
G001092	CN710-DDH05-2015	Constancia	3.24	3.32	-0.08	68793
G001207	CN710-DDH06-2015	Constancia	4.05	4.21	-0.16	68790
G001267	CN710-DDH07-2015	Constancia	3.91	3.74	0.17	68788
G001221	CN710-DDH08-2015	Constancia	3.94	3.93	0.01	71199
G001168	CN980-DDH01-2015	Constancia	3.37	3.49	-0.12	68791
G001162	CN980-DDH02-2015	Constancia	3.05	3.07	-0.02	68792
G001182	CN980-DDH03-2015	Constancia	2.93	2.99	-0.06	68794
G001273	CN980-DDH04-2015	Constancia	3.08	3.1	-0.02	68783
G001290	CN980-DDH06-2015	Constancia	3.53	3.66	-0.13	68784
G001038	CN710-DDH01-2015	Constancia	2.82	2.86	-0.04	73000
G001163	CN980-DDH02-2015	Constancia	2.73	2.77	-0.04	68000
I238190	W690-DDH05-2015	Wellington	2.78	2.83	-0.05	68007

Table 11.3: Default Density Values by Vein

Vein	Density (t/m3)
Constancia	3.30
Wellington	3.20
Constancia Este	3.20
Escondida	3.20
San Jose	3.20
Colquipallana	2.90

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11.3.3	Analytical Results

A total of 83 drill holes and 1,663 samples were submitted to ALS and SGS for analysis. There was variation in grade between the different veins, and a number of incidences of higher grade samples, as indicated by the maximum and minimum error bars shown in Figure 11.6.

Figure 11.6: Au & Ag Grade Box Plots by Vein

Note: First Quartile = Q1, Second Quartile = Q2, Third Quartile = Q3

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11.4	Sample Security

The CMC core facility was a secure (gated and guarded) facility, with staff and security on-site. The core logging area was arranged to provide areas for logging, core splitting, and sampling. Core was stored on covered core racks whilst awaiting logging and sampling. Once sampled, the remaining un-sampled core was carefully reorganized in the core box and the lids were returned to the boxes before they were transported to the secure core storage facility.

The sample packaging was performed by GPR core technicians under the supervision of the GPR geologists. The sealed plastic sample bags were placed in large neoprene rice bags and sealed using zip ties. The rice bags were labelled clearly to identify the SGS (or ALS) laboratory as the final shipping destination. The full rice bags were stored in a secured and closed room within the core logging facility until a shipment batch was ready for transport to SGS in Lima. Only designated personnel have access to the storage room. The laboratory permits only employees of the geology area who are involved with the sample preparation and sample delivery at the laboratory.

11.5	Quality Assurance & Quality Control Methodology & Procedures

Nyrstar and GPR implemented a comprehensive analytical QA/QC program for the 2010 through 2016 drilling and sampling programs, which included the insertion of blind certified reference material (CRM) standards, duplicates, and blanks to evaluate analytical precision, accuracy, and potential contamination during the sample preparation and analytical process. The field QA/QC samples were inserted by Nyrstar and GPR geologists during the core sampling process. For the Nyrstar drilling programs, the insertion rate was one CRM, one blank, and one duplicate per 20 sample analytical batch. For the Nyrstar-GPR drilling program, this was increased to three QA/QC samples per 40 samples. For both, the position of the QA/QC samples was fixed.

The QA/QC sample summary and insertion rates for the 2010, 2011, 2013, and 2015-1016 drilling and sampling programs are presented in Table 11.4. The total for all QA/QC sample types submitted for the drilling is 104, representing 6.25% of the total sample count (1,663) for all the drilling program samples.

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Table 11.4: Summary of QA/QC Control Samples

Field QA/QC Sample Type	Core/Pulp/Coarse	Year	QA/QC Sample Count	QA/QC Insertion Rate (total sample count = 1,663)
Certified Reference Material	S106003X - Pulp	2010	1	0.06%
	S106004X - Pulp		2	0.12%
	S106005X - Pulp		2	0.12%
	OREAS 54Pa - Pulp	2011, 2013	5	0.30%
	OREAS 151a - Pulp		6	0.36%
	OREAS 131a - Pulp		2	0.12%
	OREAS 132a - Pulp		11	0.66%
	OREAS 621 - Pulp	2015 - 2016	3	0.18%
	OREAS 623 - Pulp		5	0.30%
CRM Sub-Total			37	2.22%
Duplicates	Core		9	0.54%
	Coarse		11	0.66%
	Pulp		9	0.54%
Duplicates Sub-Total			29	1.74%
Blanks			38	2.29%
Blanks Sub-Total			38	2.29%
Total Field QA/QC Samples			104	6.25%

11.5.1	Certified Reference Material Standards

Nyrstar used three commercially prepared CRM samples to monitor laboratory analytical accuracy for the 2010 drilling program. The CRM standards were purchased from Shea Clark Smith / MEG Inc. Laboratories of Reno, Nevada. The CRMs were obtained from a Pb-Zn-Ag skarn located in Nevada. One of the three CRMs was inserted in each sample batch. There were some errors identified in the CRM QA/QC program; however, the data set was not large enough to accurately generate the control limits. Table 11.5 summarizes the expected values of the CRM material sourced for the 2010 drilling program.

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Table 11.5: Expected Values for the 2010 CRM Standards

CRM	Constituent	Certified Value	Tolerance Interval		Source
			Low	High
S106003X	Au (g/t)	1.13	1.07	1.21	Pb-Zn-Ag Skarn. Central NV, USA
	Ag (g/t)	248.3	239.6	255.8
	Cu (wt.%)	0.24	0.22	0.26
	Pb (wt.%)	6.26	6.00	6.63
	Zn (wt.%)	10.46	10.14	10.82
S106004X	Au (g/t)	1.05	1.00	1.12	Pb-Zn-Ag Skarn. Central NV, USA
	Ag (g/t)	298.8	270.8	329.4
	Cu (wt.%)	0.25	0.23	0.26
	Pb (wt.%)	6.50	6.19	6.82
	Zn (wt.%)	11.24	10.81	11.62
S106005X	Au (g/t)	1.57	1.46	1.69	Pb-Zn-Ag Skarn. Central NV, USA
	Ag (g/t)	2,653	2,440	2,956
	Cu (wt.%)	0.23	0.21	0.24
	Pb (wt.%)	6.23	5.96	6.59
	Zn (wt.%)	10.40	10.12	10.84

During 2011 and 2013 drilling programs Nyrstar purchased four OREAS CRMs from Ore Research & Exploration PTY LTD in Australia. The CRMs used include OREAS 54Pa, 151a, 131a, and 132b with the expected values shown in Table 11.6.

Table 11.6: Expected Values for the CRM Materials included in 2011 Drilling Program

CRM	Constituent	Certified Value	Tolerance Interval		Source
			Low	High
OREAS 54Pa	Au (ppm)	2.9	2.86	2.93	Porphyry Cu-Au deposit. Central
	Cu (wt.%)	1.55	1.53	1.57
OREAS 151a	Au (ppb)	43	42	44	Porphyry Au-Cu-Mo- S deposit. Waisoi district, Viti Levu, Fiji.
	Cu (wt.%)	0.166	0.162	0.169
	Mo (ppm)	40	39	41
	S (wt.%)	0.856	0.84	0.873
OREAS 131a1	Ag (ppm)	30.9	29.9	31.8	SEDEX[2] Zn-Pb-Ag deposit. Mt Isa, NW QLD, Aus.
	Cu (ppm)	322	315	328
	Pb (wt.%)	1.72	1.69	1.74
	S (wt.%)	4.8	4.65	4.95
	Zn (wt.%)	2.83	2.77	2.89
OREAS 132a1	Ag (ppm)	57	55.5	58.5	SEDEX Zn-Pb-Ag deposit. Mt Isa, NW QLD, Aus.
	Cu (ppm)	461	450	471
	Pb (wt.%)	3.64	3.58	3.7
	S (wt.%)	7.93	7.64	8.22
	Zn (wt.%)	4.98	4.87	5.09

Notes:

Analysis method reported is 4-Acid digestion.

1.	Sedimentary Exhalative Deposit (SEDEX).

Source: Ore Research & Exploration CRM archives.

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During 2015-2016 drilling program two additional CRMs were purchased from Ore Research & Exploration. The CRMs were OREAS 621 and OREAS 623, with the expected values shown in Table 11.7.

Table 11.7: CRM Materials OREAS 621 & OREAS 623

CRM	Constituent	Certified Value	Tolerance Interval		Analysis Applied	Source
			Low	High
OREAS 621	Au (ppm)	1.25	1.23	1.27	Fire Assay	VHMS[1], Zn-Pb-Cu-Ag-Au Gossan Hill, WA, Aus.
	S (wt.%)	4.54	4.47	4.60	Infrared Combustion
	Ag (ppm)	69	67	71	4-Acid Digestion
	Cu (wt.%)	0.363	0.357	0.369
	Pb (wt.%)	1.36	1.33	1.38
	Zn (wt.%)	5.22	5.13	5.31
OREAS 623	Au (ppm)	0.827	0.814	0.839	Fire Assay	VHMS, Zn-Pb-Cu-Ag-Au Gossan Hill, WA, Aus.
	S (wt.%)	9.07	8.93	9.20	Infrared Combustion
	Ag (ppm)	20.4	19.6	21.2	4-Acid Digestion
	Cu (wt.%)	1.73	1.67	1.8
	Pb (wt.%)	0.250	0.243	0.256
	Zn (wt.%)	1.03	1.00	1.05

Note:

1.	Volcanic Hosted Massive Sulphide (VHMS).

Source: Ore Research & Exploration CRM archives.

A total of 37 blind CRM standards were submitted to ALS & SGS for analysis. Golder prepared and evaluated QA/QC control charts for each of the CRM standards. An example is shown in Figure 11.7. None of the CRM samples exceeded the upper and lower control limits; however, the data set is quite limited for all but the OREAS 132a CRM. The 2010 CRM samples were insufficient to prepare a meaningful control chart.

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Figure 11.7: Control Charts - OREAS 132a CRM

11.5.2	Duplicates

Nyrstar and GPR submitted three different types of blind duplicates to the laboratories as part of the QA/QC programs for each drill program, including core, coarse rejects, and pulp duplicates. For core duplicates, the two cut half-core pieces were placed in separate plastic sample bags and given unique sample identification numbers. For coarse rejects and pulp duplicates, the laboratory was instructed on which samples to prepare a duplicate. A total of 29 blind duplicates were submitted to ALS & SGS for analysis.

Golder prepared and evaluated QA/QC cross plots for the original and duplicate analyses (Figure 11.8). There were a small number of duplicates that showed variation from the original assay results; however, this variation was likely due to isolated and minor grade variations within the samples as all other QA/QC controls from the batches were within their tolerances.

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Figure 11.8: Cross Plot Comparing the Primary & Duplicate Analysis for Au, Ag, Pb, Zn, & Cu

11.5.3	Blanks

The origin of the coarse blank material used during the 2010 drilling campaign is unknown. For the 2011, 2013, and 2015-2016 drilling campaigns, rock material was sourced from Target Rocks, and certified through analysis at Activation Laboratories Ltd. in Ancaster, Ontario.

A total of 38 blind pulp blank standards were submitted to ALS & SGS for analysis. Golder prepared and evaluated QA/QC control charts for the blanks (regarding Figure 11.9; values reported as below the analytical detection limit are plotted as half the detection limit). There are several samples that returned values above the analytical detection limits, these are likely due to minor grade variation within the prepared blank samples.

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Figure 11.9: Control Chart - Pulp Blanks for Au, Ag, Pb, Zn, & Cu

11.6	Qualified Person Statement on Sampling, Analysis, & Quality Control

It is the Qualified Person’s opinion that appropriate chain of custody and industry standard for sample selection, sample preparation, analysis, and QA/QC procedures were followed during the sample preparation and analytical process for the 2010 through 2016 CMC sampling programs. It is the Qualified Person’s opinion that the samples collected during the 2010 through 2016 CMC sampling programs were representative of the polymetallic mineralization within the CMC with no significant sample bias.

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12.0	Data Verification
12.1	Data Verification Procedures
12.1.1	Exploration Data Collection Methodology & Procedures Verification

Golder reviewed the drilling, positional and downhole surveying, descriptive logging, sample selection, sample handling, and sample shipment procedures with the CMC mine geologists during the CMC site visit in August 2017. The individual procedures and methodologies are described in Item 10.0 and Item 11.0 of this TR. CMC has internal exploration protocols which are both appropriate for the style of mineralization encountered on the property and are generally consistent with Industry standard procedures such as those presented in the CIM Exploration Best Practices Guidelines (CIM, 2000).

12.1.2	Drill Hole & Channel Sample Data & Observations Verification

Golder reviewed the drill hole and channel sampling database prior to use in the geological model and the Mineral Resource estimation. Golder reviewed the available written descriptive logs prepared by the drill site geologist and core photos, comparing these against geological units and intervals in the provided drill hole database to confirm the drill hole database entries were representative of the data and observations collected in the field.

The channel sampling data is predominately historical and was collected with varying data gathering protocols and standards. Golder and GPR initiated and implemented a QA/QC program to review and improve the confidence of the historical data such that it may be included in the Mineral Resource estimation.

SRK was hired to complete a topographical survey in the accessible sectors of the mine in order to verify any of the historical channel samples that did not have registered coordinates. A number of sampling locations were verified from historical mine maps, and the coordinates were updated in the database accordingly. SRK verified the original location of the samples in relation to the margins of the vein and the original geological description to ensure that the locations were accurate.

Golder completed a number of data validation checks using Vulcan and the Golder internal Datacheck™ software and the software’s data checks found no material issues with the dataset.

12.1.3	Sampling & Analytical Data Verification

GPR initiated a resampling program of the historical channel samples to confirm the original assays. Samples were collected every 10 m along the accessible mineralized mine levels, which amounted to approximately 20% of the original channel sampling. The QA/QC program for the re-sampling of the channel samples included insertion of pulp blanks, CRM standards, and coarse and pulp duplicates. A total of 183 samples were collected and sent for chemical analysis at the ALS Chemex laboratory in Lima.

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Golder reviewed the results of the re-assaying program and found that there is a degree of variability in the assay values between both datasets. This variability is attributed to the natural variability of the mineral distribution within the polymetallic veins and that although the samples were collected as near as possible to original location, the location does not represent the exact same point that the original samples were collected.

The results of the QA/QC program show no evidence of contamination, and the CRM standard and duplicate results are within the expected range of values.

In order to validate the previously determined density values, 20 samples were resubmitted to SGS for density determination. Default density values were determined for the Animas, Constancia, Constancia Este, Colquipallana and Wellington veins, and these values were used in the Mineral Resource estimate.

Golder also reviewed the CMC internal laboratory and found no material issues.

12.2	Limitations on Data Verification

The primary limits on data verification are due to the inaccessibility of some of the historical workings. Only approximately 20% of the underground workings were able to be re-sampled. A comparison of the historical and new assay results shows the variability of the mineralization; however, this is not unexpected due to the nature of veins and mineralization.

Golder’s review of the drill hole data found no immediately noticeable inconsistencies.

12.3	Qualified Person Statement on Data Verification

It is the Qualified Person’s opinion that the exploration data and observations from the drill holes and channel samples were collected with industry standard practices, and that the accompanying assay results are reasonable. The drilling and sampling data have been appropriately verified for the purpose of completing a geological model, estimating Mineral Resources, and preparing an NI 43-101 Mineral Resource estimate TR.

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13.0	Mineral Processing & Metallurgical Testing

The current process flow sheet at CMC includes base metal sulfide flotation for the production of Pb, Zn, and Cu concentrates. Also, differential flotation is used to separate the Au bearing AsPy from Py with subsequent processing by BIOX® and CIL cyanidation for the recovery of Au and Ag. The most recent series of metallurgical test work was completed in 2009 by SGS Lakefield. The goal of the testing program work was to optimize the process flow sheet, grind size, and reagent scheme. Implementation of the SGS recommendations were completed before restarting process plant operations in 2010. Operating data shows that the changes were successful in improving the metal recovery, improving base metal concentrate grades and increasing Au production. These are discussed in greater detail in Item 17.0 of this TR.

13.1	SGS Metallurgical Test Work Summary

Metallurgical testing by SGS Lakefield completed in 2009 focused on the primary ore sources, namely the Constancia and Wellington Veins. Bench and Locked Cycle tests were completed on composites of the individual veins as well as a blend of the Constancia and Wellington veins at 60% to 40% ratio (by weight) respectively. Owing to the existence of operating data and for the sake of brevity, only results of pertinent Locked Cycle tests are discussed in the following text. Testing was based on the following three flotation circuits operating in series:

■	The Cu/Pb circuit
■	The Zn circuit
■	The AsPy/Py circuit

Several bench tests were completed to optimize the grind size, reagent scheme and flotation conditions for the various flotation circuits. Table 13.1 summarizes SGS’s recommendation with respect to the different reagents and associated dosages used in the different stages of flotation. Optimum primary grind size was determined to be at a P80 of 75 microns.

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Table 13.1: SGS Recommended Reagent Scheme for Coricancha

Item	Reagent Additions (g/t)
	Cu/Pb Circuit	Zn Circuit	Py/As Circuit
Modifiers & Depressants
Lime (CaO)	1000 to 1500	400 to 800	1500 to 2000
Na2S:9H2O	500 to 700	-	-
ZnSO4:7H2O	300 to 500	-	-
NaCN/Thiourea (60:40)	60 to 100	-	-
NPS2 (60% Na2S2O5, 40% H2PO4)	100 to 200	-	-
CuSO4	-	250 to 800	100 to 200
H2SO4	-	-	500 to 800
Collectors & Frothers
PAX (Z-6)	10 to 16	30 to 80	100 to 120
R241	20 to 25	-	-
R3894	-	-	20 to 30
MIBC	As required	As required	-
MIBC/Pine Oil	-	-	20 to 30

Source: SGS.

As shown below in Table 13.2, the Cu/Pb cleaner (Cl) concentrate from the CMC composite contained 16.4% of the Cu and 93.2% of the Pb at grades 1.14% and 63.8% for Cu and Pb, respectively. The Cu/Pb concentrate also contained 70.9% of the Ag at a grade of 2,501 g/t. Zn deportment to the Zn cleaner concentrate was 89.4% at a Zn grade of 48.8%. The AsPy rougher (Ro) concentrate contained 85.7% of the arsenic and 80.1% of the Au. Ag recovery to the AsPy concentrate was low at 7.5%. SGS stated that additional processing would be required to generate a salable Cu concentrate. Also, owing to the high AsPy content in the Coricancha ore types, arsenic will likely be present as the primary deleterious element in the Pb, Zn, and Cu concentrates.

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Table 13.2: Locked Cycle Test Results on Constancia Composite

Test No.	Product	Wt %	Assays % (g/t)						% Distribution
			Cu	Pb	Zn	As	Au	Ag	Cu	Pb	Zn	As	Au	Ag
62	Cu/Pb Cleaner Conc	6.13	1.14	63.8	2.77	2.92	9.64	2501	16.4	93.2	3.7	3.4	8	70.9
	Zn Cl Conc	8.32	3.55	0.95	48.8	1.18	2.39	481	69.6	1.9	89.4	1.9	2.7	18.5
	As Ro Conc	21.58	0.2	0.41	1.1	20.9	27.3	75	10.3	2.1	5.4	85.7	80.1	7.5
	Comb Tails	63.97	0.025	0.18	0.1	0.75	1.08	11	3.8	2.8	1.5	9.1	9.4	3.1
	Head (Calc)	100	0.73	2.92	7.03	4.99	6.97	248	100	100	100	100	100	100

Source: SGS.

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Results from the two Constancia Wellington Blend (CWB) locked cycle tests are shown in Table 13.3. The CWB Cu/Pb CI concentrate recovered an average of 27.4% of the Cu and 90.1% of the Pb at grades of 4.6% and 56% Cu and Pb respectively. The Cu/Pb cleaner concentrate content averaged 71.5% of the Ag at a grade of 3,781 g/t. The average Zn cleaner concentrate Zn recovery was 91.9% at a Zn concentrate grade of 52.9%. The AsPy concentrate averaged 91% of the As and 84.3% of the Au. Ag recovery was low at an average 10.8%. Also, owing to the high AsPy content in the CMC ore types, arsenic will likely be present as the primary deleterious element in the Pb, Zn, and Cu concentrates.

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Table 13.3: Locked Cycle Test Results on Constancia & Wellington Blend

Test No.	Product	Wt%	Assays (g/t)						% Distribution
			Cu	Pb	Zn	As	Au	Ag	Cu	Pb	Zn	As	Au	Ag
58	Cu/Pb Cl Conc	4.55	3.64	57.70	3.07	2.73	7.47	3784.00	22.90	90.10	2.00	2.50	4.90	69.30
	Zn Cleaner Con	12.17	3.60	0.54	52.90	0.02	0.56	290.00	60.50	2.30	91.50	0.60	1.00	14.20
	As Rougher Con	20.73	0.40	0.50	1.70	21.80	28.00	123.00	11.50	3.60	5.10	90.40	83.30	10.30
	Comb Tails	62.55	0.06	0.20	0.17	0.53	1.26	25.00	5.20	4.20	1.50	6.70	11.30	6.30
	Head (Calc)	100.00	0.73	2.92	7.03	4.99	6.97	248.00	100.00	100.00	100.00	100.00	100.00	100.00
59	Cu/Pb Cl Conc	4.93	4.48	54.30	3.54	2.95	9.18	3777.00	31.90	90.10	2.50	2.90	6.30	73.70
	Zn Cleaner Con	12.28	2.99	0.33	53.00	0.33	0.61	204.00	53.00	1.40	92.30	0.80	1.00	9.90
	As Rougher Con	23.25	0.33	0.51	1.20	19.80	26.50	123.00	11.20	4.00	4.10	91.60	85.30	11.30
	Comb Tails	59.54	0.05	0.23	0.13	0.40	0.94	22.00	4.10	4.50	1.10	4.70	7.80	5.10
	Head (Calc)	100.00	0.70	2.97	7.05	5.03	7.24	253.00	100.00	100.00	100.00	100.00	100.00	100.00

Source: SGS.

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In summary SGS found that:

■	Regrinding of the Zn concentrate before cleaning should boost the grade of the Zn concentrate above 50% Zn.
■	Production of a separate Cu concentrate does not appear possible due to the present mineralogy of the Cu.
■	Some of the Au is contained in the mineral scorodite, which is not recoverable by flotation.
■	Au recovery can be increased by modifying the AsPy/Py flotation process.

SGS also made several recommendations regarding changes to the CMC flowsheet and operating conditions. They are summarized as follows:

1.	Grinding Circuit
	a.	The optimum fineness for the grinding circuit should be approximately 80% passing 75 µm.
2.	Cu/Pb Flotation Circuit
	a.	A Pb pre-float followed by Cu/Pb rougher-scavenger flotation should be incorporated.
	b.	The rougher and scavenger concentrates should then be cleaned in three stages.
3.	Zn Flotation Circuit
	a.	Changes to the rougher, rougher scavenger, and cleaner flotation cell sequence were recommended.
	b.	Three stages of cleaning are recommended in the Zn circuit.
	c.	Regrinding of the Zn rougher scavenger was recommended prior to flotation cleaning to improve the grade of the Zn concentrate.
4.	AsPy/Py Flotation Circuit
	a.	The use of a hot caustic conditioning stage prior to AsPy/Py separation to depress Py during flotation of the Au bearing AsPy.

The following block flow diagram, as shown in Figure 13.1, from the SGS Report, illustrates the changes to the flow sheet recommended by SGS. These changes have been incorporated and shown to be effective during subsequent operations beginning June 2010 through June 2013.

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Figure 13.1: SGS Proposed Process Flow Sheet

Feed
Grind
Pb Rougher
Cu/Pb Rougher
Cu/Pb Scav
Cu/Pb 1st Cleaner
Cu/Pb Cl Scv
Cu/Pb 2nd Cleaner
Cu/Pb 3rd Cleaner
Cu/Pb Cleaner Conc
Condition 1
Condition 2
Condition 3
Zn Rougher
Zn Scav
Condition
Zn 1st Cleaner
Zn Cl Scav
Zn 2nd Cleaner
Zn 3rd Cleaner
Zn Cleaner Conc
Condition
Bulk Rougher
Bulk Scav
Heat Condition
Heat Condition
As Rougher
As Scav
As Conc
Comb. Tail

Source: SGS.

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13.2	Historical Operating Data & Metal Recoveries

Review of the most recent CMC operating data indicate that the metallurgical performance of the processing plant is very stable with metal recoveries and concentrate grades being very consistent. Projected metal recoveries based on the historical operating data are given in Table 13.4. Owing to the presence of AsPy, As is present as a deleterious element in most of the flotation products.

Table 13.4: Metal Recoveries

Metal	Recovery
Pb	77%
Zn	83%
Cu	78%
Au	80%
Ag	92%

Source: SGS.

The above recoveries are derived from the production data and are conservative at steady state operations.

13.2.1	Historical Operating Data Review

Several data sources were reviewed, including daily operating data, monthly summary production data and reports, monthly costs breakdown, and laboratory QA/QC data. Two production data sets were made available which were reviewed in detail. The primary operating data set used for analyses covered the period of plant operations ranging from January 2, 2012, through June 2, 2013. Prior to this period, operating parameters were changed based on a study by SGS Lakefield, which improved metallurgical performance and corresponds to plant shutdown.

Review of the operating data focused on historical key performance indicators (KPIs) and were analyzed statistically to define and confirm the following:

■	Plant throughput capacity.
■	Process metal recoveries.
■	Final concentrate grades.
■	Historical operating costs review.

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An additional focus of the operating data analyses were to include areas of potential improvements for metallurgical performance and cost control. The areas initially identified are as follows:

■	Improve individual metal recoveries
■	Improvement in direct sale concentrate grades (lead, zinc and copper)
■	Increase salable metal content
■	Decrease deleterious element content
■	Arsenopyrite/Pyrite bulk flotation - Improve AsPy and Py recovery
■	Arsenopyrite-Pyrite differential flotation - Increase AsPy and associated Au recovery
■	BIOX® circuit - Optimize economic BIOX® operation
■	Carbon-in-Leach circuit - Improve carbon loading levels
■	Biooxidation liquor neutralization - Use of Limestone for initial neutralization step
■	Tailings cyanide detoxification - Improve process control of Caro’s acid circuit
■	Tailings Filtration - Improve dewatering process
■	Tailings Handling - Lower tailings handling costs by reducing moisture content
■	Waste water treatment (mine and process)
■	Segregate clean dewatering streams minimizing volume requiring treatment
■	Review neutralization methods.

13.2.2	Metallurgical Performance KPIs

Historical production data was compiled and reviewed to determine metallurgical performance KPIs at Coricancha for the period of January 1, 2012 through June 2, 2013. The concentrator operated consistently when near to nameplate throughput (500 to 600 tpd) was maintained. Consistent feed from the mine appears to have been an issue. KPIs examined were plant feed rate, head grades, concentrate production, concentrate grades, recoveries, reagent consumptions and metal deportment throughout the various products.

Table 13.5 contains the mean and median production KPIs for plant throughput the various concentrate production rates. As shown the mean and median plant throughputs were 395.5 tpd and 470.2 tpd, respectively. These are significantly lower than plant nameplate rate of 600 tpd.

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Table 13.5: Coricancha Feed & Concentrate Production

Plant KPI	Units	Mean	Median
Plant Throughput	tpd	395.9	470.2
Bulk Cu-Pb Concentrate: Intermediate Product	tpd	7.7	8.49
Lead Concentrate: Final Product	tpd	4.66	5.39
Copper Concentrate: Final Product	tpd	2.42	2.24
Zinc Concentrate: Final Product	tpd	11.52	13.02
AsPy-Py Concentrate: Intermediate Product	tpd	78.34	89
Pyrite Concentrate: Final Product	tpd	46.4	51.75
Arsenopyrite Concentrate: Final Product	tpd	30.32	33.49

Figure 13.1 below illustrates the Plant Throughput control chart over the entire population range, January 1, 2012 through June 2, 2013.

It should be noted that there were a significant number of days with zero production. Review of the plant data indicates that this result was a function of issues in the mine (verification of this is outside of the current project scope) resulting in no feed to the concentrator.

Figure 13.2: CMC Plant Throughput Control Chart (tpd)

Figure 13.3 follows and presents the same plant throughput control chart, but the “no production” day corresponding data has been culled. This is an increase in the average production rate from 396 tpd to 475 tpd, which is significantly closer to the plant nameplate of 600 tpd. It is based on this observation that the QP believes the concentrator can achieve the 500 tpd to 600 tpd range, if ore is available.

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Figure 13.3: Plant Throughput Control Chart with Data Culled (tpd)

Another observation from Figure 13.3 is that the plant can operate above the nameplate rating; however, normalizing the production rate closer to 500 tpd would allow for steady state operations. This action can take a considerable load off the mine.

The concentrator produces several flotation products, primary saleable concentrates of lead, zinc, and copper, and intermediate concentrates lead/copper and AsPy/Py. Intermediate concentrates are subsequently processed using differential flotation to separate them into their different metals for additional segregation. In the case of the lead/copper bulk concentrate, it is further processed to generate the individual lead and copper final concentrates. The AsPy/Py concentrate reports to a hot caustic conditioning stage, 60° C for a minimum of five minutes, where it reports to the AsPy-Py circuit for separation of AsPy and Py as concentrate or a middling.

From Table 13.5 in the preceding pages the saleable concentration median production rates are:

■	Lead: 5.39 tpd at a median grade of 48.8% Pb
■	Zinc: 13.02 tpd at a median grade of 50.9% Zn
■	Copper: 2.24 tpd at a median grade of 23.1% Cu

Intermediate concentrate median production rates are:

■	Bulk Cu-Pb, 8.5 tpd
■	AsPy-Py, 89.0 tpd
■	Pyrite, 51.7 tpd
■	Arsenopyrite, 30.3 tpd

Individual concentrate grades including payable metals and deleterious elements as well as individual metal deportment throughout the process are discussed in the following sections.

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13.2.3	Historical Feed Grade, Mass Pulls, & Concentrate Grades

Historical concentrate grades for pertinent metals are presented in the following sections. Discussions regarding current performance, and possible upsides are also included in the sections below.

13.2.3.1	Feed Grades

Historical mean grades are presented in Table 13.6 below. Gold and silver feed grades have averaged 3.2 g/t and 129 g/t, respectively. Zinc is normally the highest-grade base metal averaging 1.8%, with lead and copper averaging 0.8% and 0.3%, respectively. Iron content is primarily a function of the pyrite and arsenopyrite content. The major deleterious element in the system is arsenic, averaging 1.53%. It should be noted that gold is strongly associated with arsenopyrite, so it follows that the arsenopyrite recovery is critical to the project economics.

Table 13.6: Historical Feed Grades

Head Grades	Units	Mean	Std Dev	Median	Geometric Mean	Interquartile Range	Quantiles80	Quantiles90
Cu	%	0.29	0.12	0.26	0.27	0.13	0.37	0.46
Pb	%	0.8	0.27	0.86	0.73	0.3	1	1.11
Zn	%	1.83	0.48	1.82	1.76	0.53	2.14	2.45
Au	g/t	3.18	0.61	3.32	3.11	0.58	3.64	3.82
Ag	g/t	129.12	36.77	129.84	123.18	47.26	162.5	177.93
Fe	%	8.24	1.29	8.05	8.15	1.14	8.81	9.52
As	%	1.53	0.47	1.52	1.45	0.54	1.91	2.07

13.2.3.2	Concentrate Mass Pulls

Daily individual concentrate mass pulls were calculated based on the corresponding feed tonnage and are presented in Table 13.7 below. As shown, the final Pb, Cu and Zn median concentrate mass pulls are minimal at 1.24%, 0.54%, and 2.95%, respectively. The AsPy/Py intermediate concentrate is considerably higher at 19.2%. Of the final flotation products, the Py concentrate is the highest at 11.5%.

Table 13.7: Individual Concentrate Mass Pulls

Concentrate	Mean	Standard Deviation	Median	Geometric Mean	Interquartile Range	Quantiles 80	Quantiles 90
PbCu Con Mass Pull	1.81%	0.50%	1.83%	1.76%	0.49%	2.15%	2.35%
Pb Mass Pull	1.17%	0.43%	1.24%	1.07%	0.43%	1.47%	1.64%
Cu Mass Pull	0.63%	0.39%	0.54%	0.56%	0.34%	0.80%	1.17%
Zn Mass Pull	2.89%	0.88%	2.95%	2.76%	0.99%	3.54%	3.89%
AsPy/Py Mass Pull	19.35%	3.67%	19.21%	19.03%	3.50%	21.18%	22.81%
AsPy Mass Pull	7.80%	2.69%	7.34%	7.41%	2.72%	9.32%	11.17%
Py Mass Pull	11.50%	3.83%	11.44%	11.02%	3.67%	13.72%	15.30%

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13.2.3.3	Bulk Pb/Cu Concentrate

The bulk Pb/Cu concentrate is an intermediate concentrate with additional process following downstream to produce individual lead and copper concentrates. Deportment of zinc to the bulk Pb/Cu concentrate results in a loss of zinc as the circuit is currently configured.

As seen in Table 13.8, median copper and lead grades were 10.5% and 35.8%, respectively. It is highly probable that with steady-state operation copper and lead grades could improve to plus 12% and 40%, respectively.

Table 13.8: Bulk Pb/Cu Concentrate Assays

Element	Units	Mean	Standard Deviation	Median	Geometric Mean	Interquartile Range	Quantiles 80	Quantiles 90
Cu	%	10.55	4.64	9.25	9.75	5.08	13.69	17.98
Pb	%	35.83	11.9	39.07	32.89	15	45.01	48.34
Zn	%	6.03	2.28	5.91	5.68	2.5	7.3	8.22
Au	g/t	11.45	4.58	10.15	10.72	4.51	13.73	18.25
Ag	g/t	5661.35	1535.55	5538.87	5445.77	2472.8	7231.91	7784.02
Fe	%	13.35	5.27	11.63	12.45	6.42	18.23	22.08
As	%	1.17	0.85	1.33	1.52	1.74	1.8	2.12

13.2.3.4	Lead Concentrate

The Coricancha lead cleaner concentrate is a salable concentrate generally grading around geometric mean of 47% lead with significant silver grades in the 3.0 kilograms per tonne (kg/t) to 4.4 kg/t range. Gold is also payable for this concentrate with a mean grade of 7.4 g/t. See Table 13.9 for additional details.

Table 13.9: Pb Concentrate Assays

Element	Units	Mean	Standard Deviation	Median	Geometric Mean	Interquartile Range	Quantiles 80	Quantiles 90
Cu	%	3.09	2.85	2.49	3.09	2.27	4.22	6.90
Pb	%	40.42	21.32	48.79	46.98	25.77	58.07	60.57
Zn	%	5.20	3.31	5.56	5.83	3.25	7.25	8.76
Au	g/t	7.39	6.82	7.05	7.96	3.80	9.28	12.51
Ag	g/t	3,281.48	2,151.49	3,320.85	3,742.00	1,578.18	4,423.65	5,232.10
Fe	%	8.24	5.66	7.87	9.05	5.48	11.80	17.13
As	%	1.12	1.07	1.16	1.69	1.90	2.07	2.43

13.2.3.5	Copper Concentrate

Production of a salable Copper concentrate (greater than 23% copper concentrate grade) at Coricancha has been intermittent with a mean cleaner concentrate grade of 19.7% copper. It is expected that operating the concentrator at steady state feed rate, the copper grades could improve. Gold and silver content are generally payable for both metals at mean grades of 15 g/t and 9,200 g/t, respectively. The level of arsenic is an issue, and mitigation may be difficult owing to similar response during flotation resulting in AsPy carryover. Additional details are provided in Table 13.10.

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Table 13.10: Cu Concentrate Assays

Element	Units	Mean	Standard Deviation	Median	Geometric Mean	Interquartile Range	Quantiles 80	Quantiles 90
Cu	%	19.70	9.86	23.21	23.83	7.62	26.75	28.19
Pb	%	7.00	4.98	6.96	7.64	5.80	10.56	13.48
Zn	%	4.48	3.02	4.35	5.00	3.73	6.95	8.53
Au	g/t	14.98	9.87	15.29	16.99	10.37	21.78	27.01
Ag	g/t	9,199.85	7,089.80	9,046.47	9,468.96	10,266.36	15,224.58	18,326.44
Fe	%	16.40	8.77	18.49	19.54	7.67	23.41	26.08
As	%	0.78	0.74	0.92	1.22	1.30	1.42	1.78

13.2.3.6	Zinc Concentrate

The Coricancha zinc concentrate is a final product that is shipped for direct sale. As seen in Table 13.11, the historical mean zinc content is 42.4% with minimal variation during steady state operation. Gold and silver mean concentrations are 1.35 g/t and 201 g/t, respectively, which is generally not inside the payable range. Depending on treatment charge and refining charge (TC/RC) credits and charges, precious metal deportment to a different concentrate may improve the net return. Deleterious elements such as arsenic are a problem at Coricancha, minimizing these elements in the final concentrate should be a priority.

Table 13.11: Zn Concentrate Assays

Element	Units	Mean	Standard Deviation	Median	Geometric Mean	Interquartile Range	Quantiles 80	Quantiles 90
Cu	%	1.72	1.01	1.81	2.00	0.62	2.22	2.73
Pb	%	0.50	0.44	0.45	0.52	0.37	0.69	0.98
Zn	%	42.37	19.54	50.94	51.14	5.06	53.19	54.00
Au	g/t	1.35	1.19	1.30	1.46	0.90	1.89	2.32
Ag	g/t	201.14	129.64	209.92	229.42	97.15	267.86	319.05
Fe	%	6.55	3.16	7.56	7.85	1.41	8.42	9.08
As	%	0.30	0.26	0.27	0.30	0.30	0.46	0.61

13.2.3.7	Bulk AsPy/Py Concentrate Assays

The arsenopyrite (AsPy) and pyrite (Py) bulk concentrate is an intermediary product which is further processed downstream. The primary function of this flotation stage is to recover as much AsPy as possible owing to its strong association with gold. As shown in Table 13.12, the mean arsenic and iron concentrations of the AsPy/Py concentrate are 7.0% and 32.5%, respectively. Precious metal content is relatively high with gold at 13.6 g/t and silver at 81 g/t. Base metal deportment to this concentrate is reasonable for copper and lead at 0.15% and 0.11%, respectively, however, zinc is considered high at 0.86% which is roughly 46 percent of the mean zinc head grade of 1.83%.

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Table 13.12: Bulk AsPy/Py Concentrate Assays

Element	Units	Mean	Standard Deviation	Median	Geometric Mean	Interquartile Range	Quantiles 80	Quantiles 90
Cu	%	0.15	0.12	0.11	0.13	0.07	0.18	0.25
Pb	%	0.11	0.11	0.08	0.09	0.08	0.16	0.22
Zn	%	0.86	0.94	0.65	0.70	0.45	1.04	1.53
Au	g/t	13.61	3.72	14.05	12.84	4.15	16.45	17.79
Ag	g/t	81.35	23.81	75.82	78.88	23.20	93.49	109.65
Fe	%	32.51	4.34	32.40	32.38	4.51	35.44	37.58
As	%	7.03	2.37	6.98	6.61	2.80	8.81	9.92

13.2.3.8	Pyrite Concentrate Assays

The pyrite concentrate is a final product with mean gold and silver grades of 2.78 g/t and 29.15 g/t, respectively. The pyrite concentrate does not contain significant quantities of Cu, Pb or Zn, but it does have a relatively high arsenic content of 1%.

Table 13.13: Pyrite Concentrate Assays

Element	Units	Mean	Standard Deviation	Median	Geometric Mean	Interquartile Range	Quantiles 80	Quantiles 90
Cu	%	0.04	0.09	0.04	0.04	0.02	0.05	0.06
Pb	%	0.18	0.59	0.16	0.17	0.08	0.21	0.24
Zn	%	0.14	0.24	0.12	0.14	0.07	0.18	0.24
Au	g/t	2.78	1.79	2.70	3.12	1.65	3.92	4.82
Ag	g/t	29.15	15.75	32.50	34.00	12.28	39.43	43.92
Fe	%	24.02	12.25	28.21	28.18	9.80	32.33	34.74
As	%	1.11	1.23	0.84	1.06	0.81	1.57	2.28

13.2.3.9	Arsenopyrite Concentrate Assays

The value of the AsPy concentrate is its gold and silver content. As shown in Table 13.14, the mean content is 25.4 g/t gold and 127.7 g/t silver.

Table 13.14: Arsenopyrite Concentrate Assays

Element	Units	Mean	Standard Deviation	Median	Geometric Mean	Interquartile Range	Quantiles 80	Quantiles 90
Cu	%	0.26	0.25	0.20	0.26	0.19	0.39	0.56
Pb	%	0.48	0.32	0.48	0.53	0.32	0.69	0.86
Zn	%	1.60	1.79	1.20	1.53	1.20	2.21	3.38
Au	g/t	25.43	13.33	28.89	28.53	16.61	36.51	39.48
Ag	g/t	127.73	76.71	128.90	145.43	65.91	177.86	215.37
Fe	%	30.69	14.24	36.02	36.65	6.36	39.25	41.10
As	%	13.27	7.98	14.07	14.68	10.80	20.52	23.14

The relationship between arsenic and gold recovery into the AsPy concentrate is illustrated in Figure 13.4. It is evident that that there is a high correlation between the two, owing to the gold occurring in the AsPy matrix. Given the association of gold with AsPy, the priority is to maximize the gold recovery to this concentrate resulting in higher overall gold recovery downstream in the cyanidation circuit. This can be accomplished by increasing the mass pull of the AsPy into the AsPy concentrate. Consequently, this will likely result in higher pyrite deportment to the AsPy concentrate, but the BIOX® circuit has sufficient capacity at 60 tpd to handle the probable increased deportment of pyrite to the AsPy concentrate.

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Figure 13.4: Relationship between As & Au Recovery in the AsPy Concentrate

AsPy Concentrate Gold Recovery % Au
AsPy Concentrate As Recovery % As
0
10
20
30
40
50
60
70
80
90
100

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14.0	Mineral Resource Estimates

Caution to readers: In this Item, all estimates and descriptions related to any Mineral Resource Estimates at the CMC are forward-looking information. The Mineral Resource Estimate is preliminary in nature, and Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Mineral Resource Update outlines the potential viability of Mineral Resources and there is no certainty that that they will be realized. There are many material factors that could cause actual results to differ materially from the conclusions, forecasts, or projections set out in this Item. Some of the material factors include changes to regulatory framework development, issues with approval of exploitation licenses, differences from the assumptions made in the TR regarding grades, metals production rates, schedule of development, labor, operating costs, capital costs, markets and market prices, and other circumstances that may influence if the CMC proceeds, as described in the TR. The material factors, or assumptions, that were applied in drawing the conclusions, forecasts, and projections set forth in this Item are summarized in the other Items of this TR.

14.1	Introduction

Geological modelling and subsequent Mineral Resource estimation was performed by GPR under the supervision of the Golder Qualified Person in accordance with Golder internal modelling and Mineral Resource estimation guidelines and in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (May 2003 edition). The geological data compilation, interpretation, geological modelling and Mineral Resource estimation methods and procedures are described in the following Items.

14.1.1	Definition of Mineral Resource Estimates

For estimating the Mineral Resources for the GPR CMC Project, the Golder Qualified Person has applied the definitions of “Mineral Resource” as set forth in the Canadian Institute of Mining, Metallurgy and Petroleum Council (CIM) Definitions Standards, adopted May 10, 2014 (CIMDS).

Under CIMDS, a Mineral Resource is defined as:

“…a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

Mineral Resources are subdivided into classes of Measured, Indicated, and Inferred, with the level of confidence reducing with each class respectively. Mineral Resources are reported as in-situ tonnage.

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14.1.2	Note on Animas Vein Model

It is important to note that while the Animas vein was modelled, it is not included in the Mineral Resource estimate as there were no underground samples and only two drill holes located 100 m apart. As a result, the Animas vein has been excluded from discussion in Item 14.0. However, the processes followed for the six other vein models apply to the Animas vein model as well.

14.2	Geological Database

The CMC geological database is composed of drill hole and channel sampling data. The final master database used for the construction of the Resource model included data from 83 drill holes, totaling 28,197 m with 1,663 samples, and 13,664 channel samples. The assay file included sample data for Au, Ag, Cu, Pb, and Zn.

14.3	Geological Interpretation
14.3.1	Topography & Underground Workings

A digital terrain model (DTM) was created by the GPR senior geologist in MicroMine three dimensional (3D) geological modeling and Resource estimation software, using data collected from an AutoCAD drawing file of measured elevations and the historical compilation of topographic surveys that represent the volumes extracted as part of mining activities, that later volumes were subtracted from the corresponding vein wireframes to produce the final solids used to construct the Resource model.

14.3.2	Geological Modeling Domains

Mineralization at CMC is that of an anastomosed system where most of the secondary and tertiary veins branch off of the main vein or the secondary veins, respectively. The highest-grade mineralization is usually restricted to the centre of each vein. In general, the veins at CMC strike at approximately N30°E and dip sub vertical. There are six main target veins at CMC, including Wellington, Constancia, Escondida, Constancia Este, San Jose, and Colquipallana.

Originally the 3D models of the veins were modelled and constructed using MicroMine 3D software based on the topographic survey obtained from the underground mining works. Due to local inconsistences between the location of the channel samples and the limits of the vein surveyed by topography, the border of the wireframes were adjusted and snapped to the ends of the channel samples and drill intercepts of the vein. This is likely because the channel samples are restricted to the limits of the vein and as such, are considered to be the true vein thickness.

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14.3.3	Assay Composites & Descriptive Statistics
14.3.3.1	Drill Core & Channel Sample Assay Composites

The CMC database includes drill core and channel samples. Sample lengths range from 0.09 m to 3.42 m (mean of 0.92 m) for the drill hole samples and 0.05 m to 2.55 m (mean of 0.49 m) for the channel samples within the deposit.

The drill hole and channel assays were composited across the individual vein intervals, such that one composite was generated for each interval. Compositing was restricted to data within the veins, and no blocks located outside the veins were included in the estimate.

14.3.3.2	Descriptive Statistics

Descriptive statistics were calculated for each vein and each variable, as presented in Table 14.1.

Table 14.1: Summary of Descriptive Statistics for all Composites

All Composites, All Veins	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
Mean	6.28	235.39	2.26	3.2	0.42
Minimum	0.01	0.01	0.01	0.01	0.00
Maximum	110.10	9,519.01	52.27	37.07	14.99
Median	4.69	128.04	1.02	2.09	0.17
Mode	0.01	40.12	0.01	0.43	0.01
Standard Deviation	6.06	346.66	3.37	3.46	0.74
Sample Variance	36.69	120,170.35	11.34	11.96	0.54
Count	12,516	12,516	12,516	12,516	12,516

14.3.4	Outliers (High Grade Capping of Assay Composite Values)

A high-grade cap for all variables based on the log scale cumulative frequency by vein was applied to the assay composites to limit the influence of anomalous high-grade results. Outlier values were defined by the grade distribution of the samples per vein. Table 14.2 summarizes the values used for capping per variable and vein.

Table 14.2: Summary of Capping Values by Vein & by Variable

Vein	Sample Type	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)

Constancia	Underground	22.0	1,150	11.0	15.0	3.0
	Drill Hole	13.0	1,100	4.5	12.5	3.0
Wellington	Underground	19.0	770	6.5	15.5	2.5
	Drill Hole	10.0	-	-	15.5	2.5
Escondida	Underground	7.2	700	3.00	13.0	7.6
Constancia Este	Underground	22.0	1,850	25.0	13.5	1.6
San Jose	Underground	18.0	1,100	19.5	10.5	1.7
Colquipallana	Underground	9.5	1,100	16.00	19.0	-

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14.4	Mineral Resource Estimation
14.4.1	Block Model Parameters

The block dimensions for all of the models is based on the single mining unit and the geology of the veins and was set to 2.5 m (X) x 5.0 m (Y) x 5.0 m (Z). A single, unique block model was prepared for each vein, and each of the corresponding wireframes is within the specific limits. Each block located at least partly within a wireframe has been estimated, and percentages were also estimated based on the portion of the block within the wireframe. Details on block model dimensions and extent are presented in Table 14.3.

Table 14.3: Block Model Dimension & Extents by Vein

Vein	Orientation			Origin (m)			Block Dimensions (m)
	Azimuth	Dip	Plunge	Easting	Northing	Elevation	X	Y	Z
Constancia	113°	0°	0°	357,681.00	8,694,301.10	2,787.50	2.5	5.0	5.0
Wellington	113°	0°	0°	357,641.30	8,695,083.70	3,452.50	2.5	5.0	5.0
Escondida	151°	0°	0°	358,042.99	8,695,660.30	2,972.50	2.5	5.0	5.0
Constancia Este	102°	0°	0°	358,181.60	8,694,414.10	3,637.50	2.5	5.0	5.0
San Jose	118°	0°	0°	358,432.10	8,695,298.70	3,862.50	2.5	5.0	5.0
Colquipallana	132°	0°	0°	358,289.30	8,694,972.30	3,787.50	2.5	5.0	5.0

14.4.2	Grade Variography

Variogram analysis was conducted individually for each of the variables to define their spatial continuity by vein. Table 14.4 summarizes the variography defined for each variable by vein.

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Table 14.4: Summary of Variography by Vein & Variable

Vein	Variable	Nugget	First Structure				Second Structure
			Sill 1	Axi 1	Axi 2	Axi 3	Sill 2	Axi 1	Axi 2	Axi 3
Constancia	Au	0.37	0.07	15	10	-	0.08	35	20	-
	Ag	0.40	0.06	20	10	-	0.16	50	30	-
	Pb	0.48	0.03	20	10	-	0.15	60	40	-
	Zn	0.39	0.08	15	10	-	0.09	50	30	-
	Cu	0.43	0.07	15	10	-	0.35	60	40	-
Wellington	Au	0.30	20.00	20	10	5	5.00	70	50	25
	Ag	0.23	0.31	16	12	5	0.05	60	45	20
	Pb	0.35	0.20	15	10	5	0.03	60	40	15
	Zn	0.18	0.40	15	10	5	0.03	60	40	15
	Cu	0.15	0.39	20	10	5	0.13	80	40	15
Escondida	Au	0.37	0.09	7	5	-	0.03	20	15	-
	Ag	0.28	0.01	7	5	-	0.10	20	15	-
	Pb	0.34	0.09	7	5	-	0.10	30	15	-
	Zn	0.39	0.10	7	5	-	0.09	30	15	-
	Cu	0.30	0.14	5	5	-	0.28	30	20	-
Constancia Este	Au	0.33	0.21	10	8	-	0.22	40	30	-
	Ag	0.35	0.19	10	8	-	0.15	40	25	-
	Pb	0.40	0.26	10	7	-	0.07	40	30	-
	Zn	0.35	0.25	8	5	-	0.18	30	20	-
	Cu	0.29	0.23	10	8	-	0.07	40	20	-
San Jose	Au	0.33	0.13	10	5	-	0.15	30	20	-
	Ag	0.38	0.05	10	5	-	0.14	30	20	-
	Pb	0.40	0.05	10	5	-	0.07	40	20	-
	Zn	0.34	0.04	10	5	-	0.18	40	20	-
	Cu	0.41	0.07	10	5	-	0.90	30	20	-
Colquipallana	Au	0.14	0.41	5	3	-	0.87	25	10	-
	Ag	0.25	0.55	5	5	-	0.93	25	10	-
	Pb	0.28	0.30	20	10	-	0.16	40	20	-
	Zn	0.25	0.06	5	5	-	0.10	20	10	-
	Cu	0.18	0.08	10	5	-	0.14	40	20	-

14.4.3	Estimation Methodology (Grade Interpolation)

Inverse distance cubed (ID3) grade interpolation was used to assign block grades within each of the six main vein models. The grade interpolation was completed separately for each variable in each model and was executed as a series of three consecutive passes. The proportion of material that lies inside the vein or remains as non-mined, for a given block was coded (bf_rem) into the block model for resource calculation.

The interpolation ellipsoid orientation and range values used in the estimation reflect a combination of trends determined from the variography and sectional interpretations of geology and grade distributions. Table 14.5 through Table 14.6, summarizes the ranges and sample selection definition per vein and variable.

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Table 14.5: Summary of the Grade Interpolation Ranges for Constancia, Wellington, Escondida, & Constancia Este Veins by Variable

Vein	Variable	Pass	Axi 1	Axi 2	Axi 3	Min. Samples	Vein	Variable	Pass	Axi 1	Axi 2	Axi 3	Min. Samples
Constancia	Au	Pass 1	18	10	5	6	Escondida	Au	Pass 1	10	8	5	6
		Pass 2	35	20	10	4			Pass 2	20	15	10	4
		Pass 3	140	80	15	2			Pass 3	80	60	15	2
	Ag	Pass 1	25	15	5	6		Ag	Pass 1	10	8	5	6
		Pass 2	50	30	10	4			Pass 2	20	15	10	4
		Pass 3	200	120	15	2			Pass 3	80	60	15	2
	Pb	Pass 1	30	20	5	6		Pb	Pass 1	15	8	5	6
		Pass 2	60	40	10	4			Pass 2	30	15	10	4
		Pass 3	240	160	15	2			Pass 3	120	60	15	2
	Zn	Pass 1	25	15	5	6		Zn	Pass 1	15	8	5	6
		Pass 2	50	30	10	4			Pass 2	30	15	10	4
		Pass 3	200	120	15	2			Pass 3	120	60	15	2
	Cu	Pass 1	30	20	5	6		Cu	Pass 1	15	8	5	6
		Pass 2	60	40	10	4			Pass 2	30	20	10	4
		Pass 3	240	160	15	2			Pass 3	120	80	15	2
Wellington	Au	Pass 1	35	25	5	6	Constancia Este	Au	Pass 1	20	15	5	6
		Pass 2	70	50	10	4			Pass 2	40	30	10	4
		Pass 3	240	200	15	2			Pass 3	160	120	15	2
	Ag	Pass 1	30	25	5	6		Ag	Pass 1	20	18	5	6
		Pass 2	60	45	5	4			Pass 2	40	25	10	4
		Pass 3	240	180	5	2			Pass 3	160	100	15	2
	Pb	Pass 1	30	20	5	6		Pb	Pass 1	20	10	5	6
		Pass 2	60	40	5	4			Pass 2	40	30	10	4
		Pass 3	240	160	5	2			Pass 3	160	120	15	2
	Zn	Pass 1	30	20	5	6		Zn	Pass 1	15	10	5	6
		Pass 2	60	40	5	4			Pass 2	30	20	10	4
		Pass 3	240	160	5	2			Pass 3	120	80	15	2
	Cu	Pass 1	30	20	5	6		Cu	Pass 1	20	10	5	6
		Pass 2	60	40	5	4			Pass 2	40	20	10	4
		Pass 3	240	160	5	2			Pass 3	160	80	15	2

Table 14.6: Summary of the Grade Interpolation Ranges for San Jose & Colquipallana Veins by Variable

Vein	Variable	Pass	Axi 1	Axi 2	Axi 3	Min. Samples	Vein	Variable	Pass	Axi 1	Axi 2	Axi 3	Min. Samples
San Jose	Au	Pass 1	15	10	5	6	Colquipallana	Au	Pass 1				6
		Pass 2	30	20	10	4			Pass 2				4
		Pass 3	120	80	15	2			Pass 3				2
	Ag	Pass 1	10	10	5	6		Ag	Pass 1				6
		Pass 2	30	20	10	4			Pass 2				4
		Pass 3	120	80	15	2			Pass 3				2
	Pb	Pass 1	20	10	5	6		Pb	Pass 1				6
		Pass 2	40	20	10	4			Pass 2				4
		Pass 3	160	80	15	2			Pass 3				2
	Zn	Pass 1	20	10	5	6		Zn	Pass 1				6
		Pass 2	40	20	10	4			Pass 2				4
		Pass 3	160	80	15	2			Pass 3				2
	Cu	Pass 1	15	10	5	6		Cu	Pass 1				6
		Pass 2	30	20	10	4			Pass 2				4
		Pass 3	120	80	15	2			Pass 3				2

14.4.4	Default Density

Golder applied the default density values, as determined by CMC and validated by SGS, to each specific model. The default density values applied are presented in Table 14.7.

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Table 14.7: Default Density Values by Vein

Vein	Density (t/m3)
Constancia	3.30
Wellington	3.20
Constancia Este	3.20
Escondida	3.20
San Jose	3.20
Colquipallana	2.90

14.5	Mineral Resource Classification
14.5.1	Resource Categories

Golder performed categorization of the Mineral Resources for each model according to the CIMDS definitions as referenced in NI 43-101. Mineral Resources were categorized into Measured, Indicated, and Inferred Mineral Resources based on the distance of the block from the nearest sample point of observation (POI). Sample locations were primarily channel samples taken in underground workings or drill holes. Classification is as follows:

■	Measured Mineral Resource: Less than 15 m from the nearest POI.
■	Indicated Mineral Resource: Between 15 and 30 m from the nearest POI.
■	Inferred Mineral Resource: Between 30 and 60 m from the nearest POI, or within a wireframe derived exclusively from drill hole intersections.

Blocks that were greater than 60 m away from the nearest sample POI, or outside of the wireframe, were not classified. Manual correction was applied to correct the generation of isolated nucleus of material and to correct areas with scarce continuity. Additionally, areas where geological confidence was lower than that reflected in the empirically derived classification received a reduced classification. Figure 14.1 through Figure 14.6, illustrate the Mineral Resource Classification for each vein, in long section view.

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Figure 14.1: Constancia Vein Classification

N
Class
Measured
Indicated
Inferred
Mined-out Area
1:10000
0 200 400 600 800 1000
4500 Elev
4400 Elev
4300 Elev
4200 Elev
4100 Elev
4000 Elev
3900 Elev
3800 Elev
3700 Elev
3600 Elev
3500 Elev
3400 Elev
3300 Elev
3200 Elev
3100 Elev
3000 Elev
2900 Elev
2800 Elev
2700 Elev
2600 Elev
2500 Elev
357900 E
358000 E
358100 E
358200 E
358300 E
358400 E
358500 E
358600 E
358700 E
358800 E
358900 E
359000 E

Source: Golder Model, long section, looking northwest.

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Figure 14.2: Wellington Vein Classification

Source: Golder Model, Long section, looking southeast.

Figure 14.3: Constancia Este Vein Classification

Source: Golder Model, Long section, looking southwest.

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Figure 14.4: Escondida Vein Classification

Source: Golder Model, Long section, looking southeast.

Figure 14.5: San José Vein Classification

Source: Golder Model, Long section, looking southeast.

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Figure 14.6: Colquipallana Vein Classification

Source: Golder Model, Long section, looking northwest.

14.6	Block Model Validation

Results of block modelling were reviewed statistically and in 3D. The validations included visual and global statistical (block and samples) validation of estimated grades versus composite grades. Visual validation included a review of cross-sections and plan level views.

Global statistics for composites and blocks have been calculated, and the ungrouping of samples was carried out using the nearest-neighbor method. Figure 14.7 through Figure 14.11 illustrate the global statistical comparison between the veins for each variable.

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Each figure shows a comparison between the sample grade mean (orange circle) and the block model grade (blue point). Each column is referring to the number of composites (orange) and estimated blocks (blue).

Figure 14.7: Global Statistics Comparison Au

Figure 14.8: Global Statistics Comparison Ag

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Figure 14.9: Global Statistics Comparison Cu

Figure 14.10: Global Statistics Comparison Pb

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Figure 14.11: Global Statistics Comparison Zn

An example of a representative plan view of Constancia is presented in Figure 14.12

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Figure 14.12: Constancia Vein, Plan View, Level 3,550 masl Elevation - Ag (g/t) Block Grades

8694950 N
8694900 N
8694850 N
8694800 N
8694750 N
358150 E
358200 E
358250 E
358300 E
BLOCK : AG
BLOCK : AG
0.000 <= < 20.000
20.000 <= < 30.000
30.000 <= < 40.000
40.000 <= < 50.000
50.000 <= < 100.000
100.000 <= < 250.000
250.000 <= < 500.000
500.000 <= < 35000.000

Source: Golder Vulcan Model, in-plan view.

Overall, results of the statistical validation and visual inspection show consistency between the block model and the independently derived geological interpretations. Golder found that there were comparable results between the composite data and the block model data.

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14.7	Resource Cut-Off Grade

For the purpose of establishing reasonable prospects for economic extraction a Net Smelter Return (NSR) was estimated for each block in the model and used as a cut-off value for breakeven material. The NSR was based on metal prices, plant recovery, smelter payables, and treatment, refining and transportation charges seen in Table 14.8 for base metals and in Table 14.9 for gold and silver. The initial cut-off value for reporting Mineral Resources was estimated at US$140/t which includes mining costs of US$75/t, and processing costs of US$65/t. General and administrative costs are included within these total costs. Mineral Resources stated in this Report were derived from these costs.

Note that the cut-off value used for stope design in Item 16.2 was US$175/t and was estimated as part of the PEA.

Table 14.8: Summary of Resource NSR Parameters (Base Metals)

Parameter	Units	Value
Prices
Pb	US$/lb	1.15
Zn	US$/lb	1.50
Cu	US$/lb	3.00
Metallurgical Recoveries
Pb	%	77.3
Zn	%	82.6
Cu	%	52.7
Payables
Pb	%	95.0
Zn	%	85.0
Cu	%	100.0
Deductions
Pb	%	3.0
Zn	%	8.0
Cu	%	1.1
Concentrate Grades
Pb	%	50.2
Zn	%	51.0
Cu	%	23.0
Treatment Charges
Pb Concentrate	US$/t	455
Zn Concentrate	US$/t	250
Cu Concentrate	US$/t	481
Transportation Charges
Pb Concentrate	US$/t	139
Zn Concentrate	US$/t	137
Cu Concentrate	US$/t	130

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Table 14.9: Summary of NSR Parameters (Precious Metals)

Parameter	Units	Value
Prices
Au	US$/oz	1,300
Ag	US$/oz	17
Payables
Au in Pb Concentrate	%	95.0
Au in Cu Concentrate	%	93.0
Ag in Pb Concentrate	%	95.0
Ag in Zn Concentrate	%	70.0
Ag in Cu Concentrate	%	90.0
Au in Dore or SX/EW	%	99.9
Ag in Dore or SX/EW	%	99.5
Deductions
Au in Pb Concentrate	g/t	1.0
Au in Cu Concentrate	g/t	1.1
Ag in Pb Concentrate	g/t	50.0
Ag in Zn Concentrate	g/t	93.3
Ag in Cu Concentrate	g/t	0.0
Au in Dore or SX/EW	g/t	0.0
Ag in Dore or SX/EW	g/t	0.0
Refining charges
Au in Pb Concentrate	US$/oz	8.00
Au in Cu Concentrate	US$/oz	15.00
Ag in Pb Concentrate	US$/oz	2.75
Ag in Cu Concentrate	US$/oz	2.00
Au in Dore or SX/EW	US$/oz	1.30
Ag in Dore or SX/EW	US$/oz	0.29

Figure 14.13 shows the tonnes-grade plot for Au at various NSR cut-off values to demonstrate the sensitivity of the resources to NSR cut-off value. As shown, the total tonnes above US$140/t cut-off value is approximately 1,700,000 t. This includes Measured, Indicated, and Inferred Mineral Resource categories for all veins. See Table 14.10 for details.

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Figure 14.13: Tonnes-Grade Plot for all Mineralized Veins & Classes at Varying NSR Cut-off Value

14.8	Statement of Mineral Resources

Block grade, block density, and block volume parameters for each vein and variable were estimated through the methods described in preceding Items of this TR. The Measured, Indicated, and Inferred Mineral Resource Estimate statement for the CMC Mine is presented in Table 14.10. Results are reported in accordance with Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines (CIM, 2014), as well as the disclosure requirements of NI 43-101.

The Mineral Resource Estimate presented in Table 14.10 is considered new and has an effective date of December 20, 2017. It was completed by GPR under supervision of the Golder Qualified Person at an NSR of US$140/t. There have been no material changes to the Resource model and estimate between the effective date of the Resource estimate and the effective date of this TR. It should be noted that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

It is the Golder Qualified Person’s opinion that the estimation approach is applicable based on the quantity and spacing of available data, the interpreted controls on mineralization, and the type of deposit.

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Table 14.10: Summary of Mineral Resources by Vein & Variable

Vein	Class	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	AgEq (g/t)	AgEq oz (M)
Constancia	Measured	270,336	6.2	219	2.36	3.44	0.43	1,064	9.24
Wellington		92,328	6.1	184	1.69	3.95	0.51	1,028	3.05
Escondida		15,362	0.9	279	0.28	1.35	3.20	832	0.41
Constancia Este		16,315	6.0	143	1.97	2.16	0.11	836	0.44
San Jose		6,922	5.8	212	4.49	2.94	0.30	1,078	0.24
Colquipallana		2,944	3.4	220	3.67	5.26	0.21	995	0.09
Total Measured		404,205	5.9	210	2.16	3.43	0.54	1,037	13.49
Constancia	Indicated	218,545	6.0	188	2.09	3.08	0.34	968	6.80
Wellington		77,080	6.0	186	1.68	3.66	0.52	1,004	2.49
Escondida		21,406	1.0	238	0.24	1.08	2.84	733	0.50
Constancia Este		18,636	5.8	137	1.93	1.95	0.11	798	0.48
San Jose		7,673	5.7	217	4.76	2.93	0.30	1,084	0.27
Colquipallana		5,215	3.4	207	3.31	5.14	0.19	953	0.16
Total Indicated		348,554	5.6	189	1.95	3.05	0.52	955	10.71
Constancia	Measured + Indicated	488,881	6.1	205	2.24	3.28	0.39	1,021	16.05
Wellington		169,408	6.0	185	1.69	3.82	0.51	1,017	5.54
Escondida		36,767	1.0	255	0.26	1.19	2.99	775	0.92
Constancia Este		34,950	5.9	139	1.95	2.05	0.11	816	0.92
San Jose		14,594	5.7	215	4.63	2.93	0.30	1,081	0.51
Colquipallana		8,159	3.4	212	3.44	5.18	0.20	968	0.25
Total Measured + Indicated		752,759	5.8	200	2.07	3.26	0.53	999	24.20
Constancia	Inferred	532,422	5.3	215	1.71	3.29	0.40	950	16.25
Wellington		238,811	5.4	219	1.06	3.95	0.78	1,014	7.78
Escondida		96,926	2.2	208	0.26	2.24	1.90	751	2.34
Constancia Este		49,234	5.7	125	1.66	1.57	0.21	760	1.20
San Jose		14,174	5.7	213	4.34	2.78	0.28	1,049	0.48
Colquipallana		11,592	3.7	117	2.98	3.15	0.15	743	0.28
Total Inferred		943,160	5.0	209	1.45	3.25	0.64	934	28.36

Notes for Mineral Resource Estimates:

1.	Cut-offs are based on an estimated US$140 Net Smelter Return (NSR)/tonne.
2.	Metal prices used to calculate NSR: US$1,300 per ounce (oz) Au, US$17/oz Ag, US$1.15 per pound (lb) Pb, US$1.50/lb Zn, US$3.00/lb Cu.
3.	Block model grades converted to United States Dollar (US$) value using plant recoveries of 92.1% Ag, 80.2% Au, 77.3% Pb, 82.6% Zn, 52.7% Cu.
4.	Rock Density for Constancia: 3.3 tonnes per cubic metre (t/m³), Wellington, Constancia East, Escondida, San Jose: 3.2 t/m³, Colquipallana: 2.9 t/m³.
5.	Totals may not agree due to rounding.
6.	Grades in metric units.
7.	All currencies US dollars.
8.	Ag equivalent ounces (eq oz) Million (M) is calculated from gpt data.
9.	AgEq g/t = Ag g/t + (Pb grade x ((Pb price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) +(Zn grade x ((Zn price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Cu grade x ((Cu price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Au grade x (Au price per oz/Ag price per oz)).

14.9	Comparison with Previous Mineral Resource Estimates

Table 14.11 compares the Mineral Resource presented in Table 14.10 with the previously published Nyrstar Resource statement in 2012.

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Table 14.11: Comparison of the 2017 to 2012 Mineral Resource Estimates, CMC

Mine	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
Total Measured 2017	404,205	5.9	210	2.16	3.43	0.54
Total Measured 2012	630,000	5.2	170	2.10	2.97	0.38
Difference	-56%	13%	19%	3%	13%	29%
Total Indicated 2017	348,554	5.6	189	1.95	3.05	0.52
Total Indicated 2012	260,000	4.7	186	1.66	3.45	0.54
Difference	25%	16%	1%	15%	-13%	-4%
Total Measured + Indicated 2017	752,759	5.8	200	2.07	3.26	0.53
Total Measured + Indicated 2012	890,000	5.0	175	1.97	3.11	0.42
Difference	-18%	13%	13%	5%	4%	20%
Total Inferred 2017	943,160	5.0	209	1.45	3.25	0.64
Total Inferred 2012	4,880,000	4.9	172	1.57	2.98	0.43
Difference	-417%	2%	18%	-8%	8%	32%

Source: Nyrstar 2012 Mineral Resource and Mineral Reserve Statement, February 7, 2013.

The Measured and Indicated Mineral Resource tonnes and grades in this Mineral Resource estimate compare well with those from the Nyrstar historical Mineral Resource estimate of 2012, providing a high degree of confidence in the results. The tonnes in the Inferred Mineral Resource categories are now lower due to the different search parameters used, but it may be possible to replace these tonnages with additional drilling.

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15.0	Mineral Reserve Estimates

There are no current Mineral Reserve Estimates for the CMC reported in this TR. Mineral Reserves may be the subject of future studies.

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16.0	Mining Methods

Caution to readers: In this Item, the estimates and descriptions contain forward-looking information. There are material factors that could cause actual results to differ materially from the conclusions, forecasts or projections set out in this Item. The material factors applied in drawing conclusions or making a forecast or projection include the following: estimates of cut-off grade and geological continuity at the selected cut-off, geotechnical stability, mining dilution and recovery, metallurgical recovery, smelter payments, commodity prices or product value, mining and processing methods and mining, processing and general and administrative costs.

Prior mining activity at CMC is discussed in Item 6.4 of this TR and recorded production dates back to the 1950s with monthly production ranging from 2,600 to 5,000 tpm (Gustavson 2007) prior to 1996. After the mine and concentrator expansion in 1997, the reported monthly production increased slightly over historical levels; however, the production dropped just before the mine was shut down in September 2000. When the mine reopened in 2002, production increased to 16,000 tpm, before declining to 9,000 tpm before the mine shut down in October 2002.

Gold Hawk acquired CMC in July 2006 and resumed operations in October 2007 with a mean monthly production of 10,000 tpm until operations were suspended in May 2008. Following Nyrstar’s acquisition of the CMC on July 7, 2010, the mine resumed operations in September 2010 and operated at a monthly production rate of approximately 13,000 tpm until February 2013 when production decreased to approximately 6,000 tpm. The mine suspended operations in August 2013.

With all of this previous activity, CMC has established mine access portals, level development, raises and underground infrastructure that, in most cases, can be utilized for future operations. The proposed CMC restart considers utilizing existing mine infrastructure, access portals, rail transfer levels, ramps, and ancillary mine systems to produce approximately 550 tpd (198,000 tonnes per year) from underground mining. Multiple veins will be mined at the same time and sequenced to maximize value. A ramp-up period will be needed since existing access levels can be rehabilitated to allow for stope development.

Due to the geometry of the mineralized zones, highly selective mining methods must be used for all veins at CMC. Two mining methods are proposed, both as variants of the overhand cut-and-fill (CAF) mining methods. In cases where the vein width is narrower than 0.50 m, resue mining will be used. Resue mining involves selectively blasting and removing mineralized material, prior to blasting waste, to make-up the total minimum mining width of 0.90 m. This mining process is slower and more labor intensive than traditional overhand CAF, but it reduces the amount of waste rock that is shipped to the process plant.

In cases where the vein width is greater than 0.50 m, traditional overhand CAF mining will be used with waste rock as the backfill. In both cases, production stope dimensions are 50 m high by 60 m along strike. These two methods have been historically used at CMC. Figure 16.1 depicts the general mining method and geometry along strike.

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Figure 16.1: Generalized Production Stope Geometry

Figure 16.2 and Figure 16.3 in the coming pages show long-sectional views of the Constancia and Wellington veins, respectively, with historical stopes, planned stopes, levels, and proposed ramp alignments.

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Figure 16.2: Long-Sectional View of the Constancia Vein

4600 Elev
4500 Elev
4400 Elev
4300 Elev
4200 Elev
4100 Elev
4000 Elev
3900 Elev
3800 Elev
3700 Elev
3600 Elev
3500 Elev
3400 Elev
3300 Elev
3200 Elev
3100 Elev
3000 Elev
2900 Elev
2800 Elev
2700 Elev
N
Planned Stopes (brown)
Historical Stopes (grey)
Topography
Drift (blue)
Crusher Station outside 3140 Portal
Alimak (red)
Proposed Internal Access Ramp (green)
Muck Pass (magenta)
0 100 200 300 400 500
Proposed Internal Access Ramp
Proposed Alimak
Drift
Muck Pass
Planned Stope
Historical Stope

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Figure 16.3: Long-Sectional View of the Wellington Vein

4600 Elev
4500 Elev
4400 Elev
4300 Elev
4200 Elev
4100 Elev
4000 Elev
3900 Elev
3800 Elev
3700 Elev
3600 Elev
3500 Elev
3400 Elev
3300 Elev
3200 Elev
3100 Elev
3000 Elev
2900 Elev
2800 Elev
2700 Elev
N
Historical Stopes (grey)
Drift (blue)
Topography
Planned Stopes (brown)
Muck Pass (magenta)
Alimak (red)
Historical Constancia Workings
Proposed Internal Access Ramps (green)
0 100 200 300 400 500
Proposed Internal Access Ramp
Proposed Alimak
Drift
Muck Pass
Planned Stope
Historical Stope

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The PEA contemplates the following:

■	Sill development will progress along the mineralized vein to provide bottom and top access for each stope.
■	Raises will be developed vertically along the vein from the bottom sill to the top sill. These raises will also serve as ventilation airways and secondary egress.
■	3 m high sill and top pillars will be left in-place and not recovered.
■	1.7 m high cuts will be mined in both directions from the raise. The mineralized vein will be blasted first then slushed to the muck pass. Waste will then be blasted to make-up the 0.90 m minimum mining width. Additional waste rock will be used to backfill the cuts and provide a working floor for the next cut.
■	90% mining recovery of mineralized material is assumed (10% losses).
■	All other waste rock from development activities will be hauled out of the portals to waste rock storage sites.
■	Drilling will be performed using hand-held pneumatic drills while slushers and scrapers will be used in the stope to move rock.
■	Low profile trucks will haul from the chutes to the closest transfer raise. From the bottom of the transfer raise, the mineralized material will typically be hauled by a rail system on the main levels.

Contractor development is being considered. In this scenario, the contractor will provide mobile mining equipment including jumbos, low profile haul trucks, jacklegs, and rock bolters as required.

Average productivity rates based on historical mining and updated cycle time models is assumed at 30 tpd for resue and 40 tpd for CAF per each producing stope. In order to meet desired production levels of 550 tpd, 14 to 19 producing stopes will be active at any time. In addition, 14 to 19 other stope blocks will either be in development or preparation mode (approximately 50% producing and 50% in preparation/development). This ratio is consistent with other narrow vein mines using similar mining methods and results in approximately 34 active mining areas at any given time.

16.1	Dilution

A key component of narrow vein mining is to control dilution associated with blasting and wall instability. The PEA assumed 20 cm of dilution from each side of the mineralized vein, (total of 40 cm), independent of the vein width. All dilution is considered waste at zero grade; therefore, the percent dilution varies by width of the vein. As shown in Table 16.1, percent dilution varies from 30% to over 100% based on actual vein thickness (and relative density of the vein vs waste). The average applied dilution used for preliminary planning purposes is 63%.

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Table 16.1: Impact of Dilution for Various Vein Widths

		Vein	3.20	(g/cc)
		Waste	2.79	(g/cc)

		Overbreak	20	(cm)

		Resue: Minimum Mining Width	60	(cm)
		CAF: Minimum Mining Width	90	(cm)

	Vein Width	Overbreak	Mining Width	Dilution
	(cm)	(cm)	(cm)	(%)
Resue	20	40	60	174%
	30	40	70	116%
	40	40	80	87%
	50	40	90	70%
CAF	60	40	100	58%
	70	40	110	50%
	80	40	120	44%
	90	40	130	39%
	100	40	140	35%
	110	40	150	32%
	120	40	160	29%

Wall control and resulting dilution must be minimized through mining best practices. In addition, loss of mineralized material must be controlled within the stope cuts. Various techniques can be used and may include tarps or barriers between the waste floors and blasted mineralized material.

16.2	Mine Planning Cut-Off Value

A Net Smelter Return (NSR) was estimated for each block in the model and used as a cut-off value. NSR was based on metal prices, plant recovery, smelter payables, and treatment, refining and transportation charges. Table 16.2 presents the input parameters used to develop the NSR for the base metals; Pb, Zn, and Cu.

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Table 16.2: Major Net Smelter Return Parameters for Base Metals

Parameter	Units	Value
Prices
Pb	US$/lb	1.15
Zn	US$/lb	1.50
Cu	US$/lb	3.00
Metallurgical Recoveries
Pb	%	77.3
Zn	%	82.6
Cu	%	52.7
Payables
Pb	%	95.0
Zn	%	85.0
Cu	%	100.0
Deductions
Pb	%	3.0
Zn	%	8.0
Cu	%	1.1
Concentrate Grades
Pb	%	50.2
Zn	%	51.0
Cu	%	23.0
Treatment Charges
Pb Concentrate	US$/t	455
Zn Concentrate	US$/t	250
Cu Concentrate	US$/t	481
Transportation Charges
Pb Concentrate	US$/t	139
Zn Concentrate	US$/t	137
Cu Concentrate	US$/t	130

The NSR parameters used for Au and Ag are presented in Table 16.3.

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Table 16.3: NSR Parameters for Au & Ag

Parameter	Units	Value
Prices
Au	US$/oz	1,300
Ag	US$/oz	17
Payables
Au in Pb Concentrate	%	95.0
Au in Cu Concentrate	%	93.0
Ag in Pb Concentrate	%	95.0
Ag in Zn Concentrate	%	70.0
Ag in Cu Concentrate	%	90.0
Au in Dore or SX/EW	%	99.9
Ag in Dore or SX/EW	%	99.5
Deductions
Au in Pb Concentrate	g/t	1.0
Au in Cu Concentrate	g/t	1.1
Ag in Pb Concentrate	g/t	50.0
Ag in Zn Concentrate	g/t	93.3
Ag in Cu Concentrate	g/t	0.0
Au in Dore or SX/EW	g/t	0.0
Ag in Dore or SX/EW	g/t	0.0
Refining charges
Au in Pb Concentrate	US$/oz	8.00
Au in Cu Concentrate	US$/oz	15.00
Ag in Pb Concentrate	US$/oz	2.75
Ag in Cu Concentrate	US$/oz	2.00
Au in Dore or SX/EW	US$/oz	1.30
Ag in Dore or SX/EW	US$/oz	0.29

After applying modifying factors, an NSR cut-off value equivalent to US$175/t was applied. The itemized, on-site estimated costs are shown in Table 16.4.

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Table 16.4: On-site costs

On-Site Costs	Units	Cost
Mine	US$/t milled	59
Process	US$/t milled	65
G&A	US$/t milled	35
Other (mine support)	US$/t milled	16
Total	US$/t milled	175

Note that the US$175/t used for stope design is different than the initial estimate shown in Item 14.7 that was used for the Mineral Resource estimate.

Stope shapes exceeding the cut-off of US$175/t were determined using Mineable Shape Optimizer (MSO) mine planning software. Table 16.5 and Figure 16.4 below show the conversion of Resources to planned production tonnes. Modifying factors that impacted this conversion include a higher NSR cut-off value (US$175 vs US$140 per tonne), mining dilution, mining recovery, and isolated Resources that were not included in the planned production tonnes due to the added cost of development and infrastructure required to access these tonnes.

Table 16.5: Resource Tonnes Conversion to Planned Production Tonnes

Resource Categorization	Measured	Indicated	Measured + Indicated	Inferred	Total
Resources MI&I [t]	404,205	348,554	752,759	943,160	1,695,919
NSR (US$140/t to US$175/t) and a 20% Reduction on Inferred Tonnes [t]	49,677	29,594	79,271	263,547	342,818
MSO / Dilution (Est.) [t]	109,539	32,394	141,933	20,254	162,187
Mining Recovery/Losses [t]	84,075	72,499	156,574	196,177	352,751
Isolated Resources [t]	90,703	60,693	151,396	78,715	230,111
Planned Tonnes [t]	70,212	153,374	223,586	384,467	608,053
Total Losses [t]	333,993	195,180	529,173	558,693	1,087,866

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Figure 16.4: Resource Tonnes Conversion to Planned Production Tonnes

16.3	Mine Design

Dimensions of the workings were determined based on the equipment size to be used during development and production. Ramps, drifts, and muck pass dimensions are listed in Table 16.6 below.

Table 16.6: Development Dimensions

Description	Unit	Profile	Comments
Ramp	m	3.5 x 3.5	Maximum gradient of 15%
Drift	m	2.7 x 2.7
Muck Pass	m	1.5 x 2.4
Level Access	m	3.5 x 3.5	Maximum gradient of 15%
Alimak	m	2.0 x 2.0

The development of a new ramp to connect the lower and upper levels of Constancia and Wellington veins is planned to commence during the production ramp-up. The ramp is intended to facilitate materials handling of waste rock and concentrator feed, materials, supplies, and the mobility of the personnel. Also, the ramp may be used for future exploration activities.

Figure 16.5 shows an isometric view of the main CMC veins along with the new connecting ramp, raises and planned stopes. Historical mined-out stopes are shaded gray.

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Figure 16.5: Isometric View of the Main CMC Veins

N
Constancia Vein
Planned Stopes
(brown)
638m
Historical Stopes
(grey)
Wellington Vein
Muck Pass
(green/blue)
1076m
Proposed
Internal Access
Ramp (green)
Drift (blue)
Crusher Station
outside 3140
Portal
Alimak (red)
Proposed Internal Access Ramp
Proposed Alimak
Drift
Muck Pass
Planned Stope
Historical Stope

16.4	Ventilation

Since portals, levels, ramps and raises are already established from historical mining, ventilation systems would utilize these excavations. In addition, an exhaust raise is partially developed to the Constancia 4980 level. The cost for completing this raise and installing mine wide ancillary ventilation equipment is included in the capital and operating cost estimates.

16.5	Geotechnical

Based on historical mining, ground conditions have not historically posed a risk to development or production activities. Development headings are supported using standard bolting patterns while production stopes are spot bolted. Due to the small spans, deep support or cable bolts are not required. Geotechnical stability is considered good in large part because of the limited excavation sizes.

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16.6	Mine Schedule

A preliminary mine schedule was generated using the Enhanced Production Scheduler® (EPS) software. Productivity rates were assigned by development heading and stope mining method and linked through EPS.

Backfill waste will either be obtained from within the stope or transported from development headings. In some cases, there will be an excess of waste rock to be hauled out of the mine to one of the following waste dumps: Huamuyo Alto, Huamuyo Bajo, Cutanarco, Carniceros, Huanispampa and Animas. Currently, only Huamuyo Alto and Bajos are permitted for waste storage. It is expected that the remaining waste dumps will be permitted once the new EIA is approved.

Productivity rates used for the mine schedule are shown in Table 16.7.

Table 16.7: Productivity Rates

Type	Description	Units	Rate
Development	Decline	m/d	3
	Drifts	m/d	3
	Ore & Waste Pass	m/d	2
	Alimak raise	m/d	2
Rehabilitation	Legacy workings	m/d	6
Cut-and-fill Stopes	Constancia	t/d	40
	Constancia Este	t/d	40
	Escondida	t/d	40
	San Jose	t/d	40
	Colquipallana	t/d	40
	Wellington	t/d	35
Resue Stopes	Constancia	t/d	30
	Constancia Este	t/d	30
	Escondida	t/d	30
	San Jose	t/d	30
	Colquipallana	t/d	30
	Wellington	t/d	25

Using the target underground production rate of 550 tpd to the processing plant, the quarterly production schedule is presented in Table 16.8. This output was used in the economic analysis to calculate revenues and costs.

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Table 16.8: Quarterly Mine Production Schedule

Description	Units	Total / Avg.	Year 1	Year 1	Year 2	Year 2	Year 2	Year 2	Year 3	Year 3	Year 3	Year 3	Year 4	Year 4	Year 4	Year 4	Year 5
			Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Mine Production
Resue	t	353,368	0	0	27,154	35,962	38,515	30,512	32,585	32,897	27,693	16,473	11,743	19,293	26,098	36,726	17,718
CAF	t	161,544	0	0	6,850	3,913	2,073	8,574	11,334	9,604	8,114	26,644	29,010	25,563	19,494	9,046	1,325
Sill & Raises	t	93,142	3,337	4,249	5,420	9,159	8,499	10,841	5,974	6,521	13,599	6,250	9,158	5,083	2,375	1,877	800
Total Mine Production	t	608,053	3,337	4,249	39,423	49,034	49,087	49,927	49,892	49,022	49,405	49,367	49,910	49,939	47,967	47,648	19,843
Average Production	tpd	449	37	47	437	543	544	553	553	543	547	547	553	553	531	528	220
Head Grades
Ag	g/t	171.07	207.83	184.15	150.68	179.85	187.82	197.59	213.27	176.51	160.36	172.48	158.23	176.67	167.96	129.79	101.19
Au	g/t	4.15	5.42	4.83	4.38	4.90	4.89	4.41	3.76	3.66	3.84	3.38	4.06	4.35	4.15	3.96	3.93
Pb	%	1.30%	1.45%	1.69%	1.58%	1.39%	1.31%	1.44%	1.18%	0.96%	1.15%	1.28%	1.06%	1.02%	1.12%	1.79%	2.17%
Zn	%	2.61%	1.63%	1.95%	1.98%	1.59%	1.49%	2.11%	2.51%	3.40%	3.38%	2.79%	2.69%	3.13%	3.67%	2.76%	2.10%
Cu	%	0.37%	0.16%	0.16%	0.22%	0.11%	0.17%	0.22%	0.40%	0.42%	0.45%	0.72%	0.47%	0.53%	0.52%	0.27%	0.15%
Capitalized Development
Lateral	m	9,232	1,334	1,361	1,380	1,375	1,327	982	477	276	226	273	220	0	0	0	0
Vertical	m	1,313	95	98	426	329	97	37	157	22	23	16	12	0	0	0	0
Total Capital Development	m	10,545	1,430	1,459	1,806	1,704	1,424	1,019	635	298	249	289	232	0	0	0	0
Operating Development
Lateral	m	13,103	273	639	828	1,380	1,347	1,365	1,358	1,365	1,338	1,335	1,028	615	92	140	0
Vertical	m	13,713	690	530	774	1,160	1,268	1,328	1,063	1,073	1,529	1,247	941	1,157	381	393	179
Total Operating Development	m	26,816	963	1,169	1,602	2,540	2,615	2,693	2,421	2,438	2,867	2,582	1,969	1,772	473	534	179
Total Development
Lateral	m	22,335	1,607	2,000	2,208	2,755	2,674	2,347	1,835	1,641	1,565	1,608	1,247	615	92	140	0
Vertical	m	15,026	786	628	1,200	1,489	1,365	1,364	1,221	1,095	1,551	1,263	953	1,157	381	393	179
Total Development	m	37,361	2,393	2,628	3,408	4,244	4,039	3,711	3,056	2,736	3,116	2,871	2,201	1,772	473	534	179

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17.0	Recovery Methods

Metal recoveries are accomplished by using standard flotation methods to generate base metal concentrates for direct sale. Also included in the circuit is differential flotation of AsPy from pyrite, with the AsPy concentrate being treated by BIOX® and subsequent cyanidation for the recovery of Au and Ag. Historical operational data indicates that the plant is capable of meeting or exceeding projected metal recoveries.

Figure 17.1 shows the process flow diagram prepared by TetraTech for the 2009 pre-feasibility study (PFS) report.

The concentrator is primarily a base metal polymetallic sulfide concentrator producing Pb, Cu and Zn concentrates. The concentrator was expanded to include production of an AsPy concentrate which is treated via BIOX® to recover refractory Au using CIL technology. The original CMC plant was designed and commissioned in 1999 to process 600 tpd of ore primarily from the Wellington and Constancia Veins. Operations have been intermittent since then and are currently under care and maintenance status. There are no major modifications or additions required to put the plant back into production.

Owing to the rugged terrain where the concentrator is located, the crushing and screening plant are separated from the concentrator being located at the mine portal area near the 3140 Level (3140 masl). The concentrator, BIOX®, CIL, tailings detox, tailings filtration, and concentrate filtration are located adjacent to the highway near the Rímac River.

The base metal flotation circuits are conventional in nature using standard flotation technology. Owing to a high percentage of the Au being present in the AsPy matrix, a bulk AsPy/Py flotation circuit is used to recovery the AsPy and Py as an intermediate concentrate. The AsPy/Py concentrate is separated using differential flotation with the AsPy reporting to the concentrate and Py reporting to the tailings. The AsPy/Py separation by flotation is facilitated using a hot caustic conditioning stage before the flotation. The caustic conditioning is generally known to be effective in depressing Py resulting in a concentrated AsPy concentrate with a high Au content. This minimizes the sulfur load on the BIOX® circuit and reduces the mass load by approximately 60% to the BIOX® circuit.

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Figure 17.1: Process Flow Diagram from 2009 TetraTech PFS Report

Primary Crusher
Jaw Crusher
Reject
Process Water Tank
Surge Tank
Acid Tank
Lead Conditioner
Lead Conc. Thickener
Zinc Conc. Thickener
Blower
Cooling Tower
Lead Concentrate
Zinc Concentrate
Loaded Carbon
Process Water
Dry Tails
Pyrite Concentrate
High Rate Thickeners
Water Clarifier

TETRA TECH

Gold Hawk Resources Inc.

Coricancha Project

Department of Lima, Peru

Fig23-1.cdr

114-280112

03/27/2009

Figure 23-1
Metallurgical Process Flow Diagram

Source: TetraTech 2009 PFS Report

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17.1	Crushing & Grinding Circuits

Run-of-mine material (ROM) is pre-screened underground by the mine using a sizing grizzly. Oversize from the grizzly material is stored in the coarse ore stockpile. The ultra-fine material reports to a pump box, then is mixed with water and pumped as a slurry to the grinding mill cyclone feed pump box. Material from the coarse ore storage area is loaded into trucks and hauled to the crushing plant coarse ore bin.

The ROM material is re-handled and transported to the crusher coarse ore bin. The coarse ore bin is discharged via a vibratory feeder onto a stationary grizzly. The grizzly oversize reports to the primary jaw crusher, with the undersize reporting to the cone crusher feed conveyor. The jaw crusher product also reports to the cone crusher feed conveyor. The cone crusher feed conveyor discharges into the cone crusher operating in closed circuit with the secondary crusher vibratory screen. Undersize from the secondary screen is conveyed to the fine ore storage bin adjacent to the grinding circuit. Oversize reports to the oversize product conveyor and is subsequently recycled back to the cone crusher for additional crushing.

Fine ore from the fine ore storage bin reports to the mill feed conveyor system via two belt feeders. The mill feed conveyors feed the primary 8 foot (ft) x 12 ft ball mill, which operates in closed circuit with D-15 hydrocyclones to achieve a final grind P80 of 75 microns. The hydrocyclone overflow reports to the mill product pump box where it is then pumped to the concentrators rougher conditioning tank. The hydrocyclone underflow reports back to the primary ball mill in a closed-circuit system.

The ball mill product slurry is pumped downhill to the concentrator via a surface pipeline adjacent to the access road to the crusher. Conditioning tanks are used to activate the appropriate minerals.

17.2	Flotation Circuits

The concentrator produces a Pb concentrate, containing most of the Ag, a Zn concentrate, a Cu concentrate, and an Au rich AsPy concentrate. The Pb, Zn and Cu concentrates are trucked and/or rail hauled to a concentrate buyer, located at the Port of Callao near Lima. The Au deportment is achieved primarily in the bulk AsPy/Py concentrate. The AsPy/Py bulk concentrate is conditioned using a hot caustic treatment (+60° C), which depresses pyrite flotation. After conditioning, the AsPy/Py concentrate is processed using flotation, with the AsPy reporting to the concentrate and the pyrite being rejected into the tailings stream. The current pyrite rich stream containing a few g/t of Au and approximately 150 g/t of Ag, at this point having no commercial value, is blended with the final tailings for disposal. The AsPy concentrate, containing the majority of the Au and minor Ag values within the AsPy matrix, is pretreated in the BIOX® circuit before being processed in the CIL circuit for recovery of most of the Au and Ag.

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The concentrator has the following five flotation circuits:

■	Pb / Cu
■	Pb / Cu separation
■	Zn
■	Bulk AsPy/Py
■	AsPy/Py separation

17.3	BIOX® Circuit

Several different bacteria are used to oxidize the AsPy concentrate. The primary three are Thiobacillus Ferrooxidans, Thiobacillus Thiooxidans, and Leptospirillum Ferrooxidans. These bacteria metabolize sulfide minerals generating sulfuric acid and ferric iron as part of this metabolic process. Oxidation of the sulfide matrix exposes the entrained Au, which becomes amenable to cyanide leaching, in the case of CMC the process is CIL. The original bacterium was isolated and cultured from acid mine water samples from the CMC underground.

The BIOX® tank reactors are mechanically agitated with a water cooling and air injectors under the impellers for good air distribution. The BIOX® circuit was designed to oxidize 60 tpd of AsPy concentrate and release the associated Au and Ag particles. Of the total precious metals in the mill feed, the AsPy concentrate contains 78% of the Au and about 11% of the Ag.

The Au recovery on non-oxidized AsPy concentrate using standard cyanide leaching methods resulted in only 8% Au extraction.

Production data shows that CIL cyanidation of biooxidized AsPy concentrate results in approximately 90% and 65% for Au and Ag respectively. The current configuration of the BIOX® process is designed to oxidize 90% of the AsPy at the nameplate production rate of 60 tpd. Based on laboratory bench data, oxidation levels greater than 90% of the AsPy does not significantly improve overall Au and Ag extraction.

The ground AsPy concentrate (at 95% minus 75 microns) is thickened to 50% solids then pumped to a surge tank. The concentrate is then pumped from the flotation circuit to a splitter box where the slurry is distributed to three primary bio-reactor tanks and diluted with acidic mine water to a pH of 2.0-1.3, and a slurry density of 20% solids. Limestone is used to control the pH of the bio-reactor tanks.

The three-primary bio-reactors, 306 m3 capacity each in parallel, are used to oxidize 60% of the AsPy grains. The discharge from the primary bio-reactors is combined and passed through three secondary bio-reactors, also 306 m3 capacity each, but operated in series to oxidize an additional 35% of the AsPy grains.

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17.4	Gold/Silver Leach & Recovery

The BIOX® product overflows from the secondary bio-reactors reporting to the three-stage Counter-Current-Decantation (CCD) circuit. The CCD thickeners are used to wash a significant amount of BIOX® liquor from the BIOX® residue, which reduces the amount of residual acid, decreasing the amount of limestone and lime required to adjust the residue slurry pH before cyanidation. Cyanidation of the washed product is done by the CIL circuit for subsequent recovery of Au and Ag onto activated carbon. The loaded activated carbon is transferred off-site for processing in Lima.

17.5	Concentrate Dewatering

The Pb and Zn concentrates are dewatered in separate, but identical, dewatering circuits. These circuits consist of thickeners to produce concentrate densities of 60% solids with the thickener overflow water recycled back into the process water system. The thickened concentrates are pumped to holding tanks; and then to banks of vacuum disc filters for final dewatering to achieve a moisture content of less than 10%. Concentrates will be shipped by tractor-trailer units to the concentrate buyer’s location at the Port of Callao near Lima.

Cu concentrate is stored in a bunker and dewatered by decantation.

17.6	Deposition of Final Concentrator Tailings

The final tailings consist of the AsPy/Py flotation tailings, pyrite concentrate, neutralized BIOX® liquor sludge, CIL residue, and mine dewatering neutralization sludge. These are thickened using the tailings thickeners with the addition of flocculant before final dewatering in the tailings plate and frame filters. The tailings filter cake is trucked to the Chinchan tailings storage facility.

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18.0	Project Infrastructure

CMC is located next to the Central National Highway, 90 km east of the city of Lima, adjacent to the Rímac River in an area known as Tamboraque. The concentrator area is situated near the confluence of the Rímac River and its tributary, the Aruri River. Given historical mining at CMC up until 2013, infrastructure is well established. CMC infrastructure covers the area of the mining concessions and has the following facilities:

■	Crushing and grinding plant.
■	Flotation and bio-oxidation plant.
■	Surface access road to the mine.
■	Historical tailings storage facility.
■	On-site assay laboratory.
■	Electrical power supply for the plant and mine along with power systems including transformers and electrical distribution cables from historical mining activities.
■	Water and compressed air reticulation systems that are generally intact.
■	Utility water is available for the mine and plant.
■	Communications Systems (fiber internet supported land line based, cellular data coverage).
■	Mine Rail Haulage System.
■	Mine office facilities located near the upper portals.
■	Camp and kitchen facilities for staff and hourly personnel are located near the mine office complex at a location named Huamuyo. The process plant/main office complex has staff housing and meal facilities located on the hillside just above the main office complex.
■	Medical Facilities/Mine Rescue - A medical clinic is located in the town of San Mateo, 5 km from the main office/process plant. A hospital is located in Matucana, about 13 km from the mine’s main office. First aid rooms are located at the mine office and at the main office/process plant. Mine rescue equipment is on site at the mine office.

The majority of the site infrastructure appears to be generally adequate for restart of CMC. However, repair of existing infrastructure and installation of some new infrastructure is recommended, including:

■	Development of a new internal ramp that connects the lower mining levels to the upper portals.
■	Development of new muck passes.
■	Upgrades to the power system.
■	Rehabilitation and improvements to the shop.
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■	Upgrades to the existing mine rail haulage system.

Costs for the above infrastructure development and improvements have been included in the capital cost estimate and economic analysis in Items 21.0 and 22.0, respectively.

The most significant infrastructure upgrade will be the construction of a new internal ramp seen in Figure 18.1 that is planned for construction during ramp-up. The ramp, which measures approximately 4.6 km long, will connect the lower and upper levels of Constancia and Wellington veins and is intended to be used to support the handling of plant feed, waste, and supplies as well as the mobility of personnel. The ramp may also be used for future exploration. The current 23 km long surface access road, which is shown in Figure 18.2, will continue to be used for access to upper portals and camp facilities while the internal ramp is being developed. No upgrades or maintenance is currently planned for the existing surface access road.

Figure 18.1: Isometric View of New Internal Ramp & Other Mine Infrastructure

Planned Stopes
(brown)
Constancia Vein
N
638m
Historical Stopes
(grey)
Wellington Vein
Muck Pass
(green/blue)
1076m
Proposed
Internal Access
Ramp (green)
Drift (blue)
Crusher Station
outside 3140
Portal
Alimak (red)
Proposed Internal Access Ramp
Proposed Alimak
Drift
Muck Pass
Planned Stope
Historical Stope

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Figure 18.2: Existing Surface Access Road

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19.0	Market Studies & Contracts

The Coricancha Project will produce lead, zinc, and copper concentrates for direct sale to smelting companies. Loaded activated carbon is planned to be transferred off-site for processing in Lima where doré bars will also be produced and shipped to a refinery for further purification.

Caution to readers: In this Item, the estimates and descriptions contain forward-looking information. There are material factors that could cause actual results to differ materially from the conclusions, forecasts or projections set out in this Item. The material factors applied in drawing conclusions or making a forecast or projection include the following: estimates of metallurgical recovery, smelter payments or terms, and commodity prices or product values. Product pricing used for economic analysis has a direct impact on revenue and ultimately cash flow. For commodity price sensitivity analysis, see Item 22.6.

19.1	Market Studies

No market studies have been completed as of the effective date of this TR as this may be the subject of future studies.

19.2	Metals Pricing

A summary of the prices for silver, gold, lead, zinc, and copper used in the base case economic analysis are provided in Table 19.1. Figure 19.1, and Figure 19.2. show the historical gold and silver prices from the London Bullion Market Association (LBMA) for the past three years. Figure 19.3 through Figure 19.5 show the historic prices for lead, zinc, and copper for the past three years from the London Metals Exchange (LME). All historic metals price data were accessed from S&P Global Market Intelligence LLC.’s website and compiled by Thomson Reuters.

Based on the three-year historical data for metals prices, the metal prices seen in Table 19.1 and applied to the economic analysis in Item 22.0 are considered reasonable.

Table 19.1: Economic Analysis Base Case Metal Price Assumptions

Metal	Units	Base Case Metal Price
Silver (Ag)	US$/oz	16.50
Gold (Au)	US$/oz	1,300
Lead (Pb)	US$/lb	1.10
Zinc (Zn)	US$/lb	1.50
Copper (Cu)	US$/lb	3.00

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Figure 19.1: Historic Three-Year Gold Bullion LBMA Pricing

Source: S&P Global Market Intelligence LLC. via Thomson Reuters (accessed June 11, 2018).

Figure 19.2: Historic Three-Year LBMA-Silver Pricing

Source: S&P Global Market Intelligence LLC. via Thomson Reuters (accessed June 11, 2018).

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Figure 19.3: Historic Three-Year LME-Lead Pricing

Source: S&P Global Market Intelligence LLC. via Thomson Reuters (accessed June 11, 2018).

Figure 19.4: Historic Three-Year LME-Zinc Pricing

Source: S&P Global Market Intelligence LLC. via Thomson Reuters (accessed June 11, 2018).

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Figure 19.5: Historic Three-Year LME-Copper Pricing

Copper Price (US$/lb.)
$3.80
$3.60
$3.40
$3.20
$3.00
$2.80
$2.60
$2.40
$2.20
$2.00
6/8/2015
8/8/2015
10/8/2015
12/8/2015
2/8/2016
4/8/2016
6/8/2016
8/8/2016
10/8/2016
12/8/2016
2/8/2017
4/8/2017
6/8/2017
8/8/2017
10/8/2017
12/8/2017
2/8/2018
4/8/2018
6/8/2018
LME-Copper Grade A Cash
Applied Base Case Copper Price

Source: S&P Global Market Intelligence LLC. via Thomson Reuters (accessed June 11, 2018).

19.3	Concentrate Pricing & Charges

The price of concentrates is determined by the value of the payable metals contained, less the treatment (or smelter) charges (including freight charges) and refining charges (TC/RCs). Treatment charges (TC) are applied per metric tonne of dried concentrate (dmt), whereas refining charges (RC) are applied per unit of payable metal. Other adjustments are applied to the TC/RCs to reflect unwanted impurities, such as arsenic and antimony, and any credits, in this case gold and silver. In order to provide guidance regarding commodity pricing, GPR has retained the services of Exen Consulting Services to provide indicative off-taker terms for typical Coricancha copper, zinc, and lead concentrate specifications. A summary of the payable metals, treatment charges, refining charges, and penalties for the concentrates is provided in Table 19.2.

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Table 19.2: Coricancha Terms

Description	Concentrates
	Lead (Pb)	Zinc (Zn)	Copper (Cu)
Quantity (dmt/a)	5,000	10,000	2,000
Payable Terms
Lead (Pb)	95% payable; Minimum 3.0 unit deduction	N/A	N/A
Zinc (Zn)	N/A	85% payable; Minimum 8.0 unit deduction	N/A
Copper (Cu)			96.5% payable; Minimum 1.0 unit deduction
Gold (Au)	95% payable; Minimum 1.0 g/t deduction		95% payable; Minimum 1.0 g/t deduction
Silver (Ag)	95% payable; Minimum 50 g/t deduction	70% payable; 3 oz/t deduction	90% payable; Minimum 50 g/t deduction
Treatment Charges
Base TC	US$170/dmt	US$200/dmt	US$85/dmt
Freight Allowance	US$60/wmt	US$60/wmt	US$60/wmt
Moisture Content	8.0%	8.0%	8.0%
Refining Charges
Copper (Cu)			US$0.085/lb
Gold (Au)	US$10.00/oz	N/A	US$6.00/oz
Silver (Ag)	US$0.60/oz	N/A	US$0.50/oz
Deleterious elements are produced in quantities where penalties can be anticipated.
Arsenic (As)	US$1.50/dmt / 0.10% -> 0.50%		US$3.00/dmt / 0.10% -> 0.30% to 0.50%; US$4.00/dmt / 0.10% -> 0.50%
Antimony (Sb)	US$1.50/dmt / 0.10% -> 0.50%		US$3.00/dmt / 0.10% -> 0.20%
Selenium (S)
Bismuth (Bi)	US$1.50/dmt / 0.01% -> 0.10%
Iron (Fe)		US$1.50/dmt / 1.0% ->8.0%
Lead (Pb)			US$2.00/dmt / 1.0% -> 1.0%
Zinc (Zn)			US$2.00/dmt / 1.0% -> 2.5%

19.4	Doré Charges

The doré bars produced from the AsPy concentrate will be shipped to a refinery for further purification. As gold and silver will be refined from the doré bars, a refining charge of US$0.30/oz. was applied to silver and US$1.30/oz. was applied to gold for the purposes of the PEA based upon a former contract between the previous mine operator and refinery.

19.5	Contracts

As of the effective date of this TR, GPR has not entered into any material contracts required for smelting, refining, transportation, handling, sales and hedging, and forward sales contracts or arrangements. However, GPR has had some preliminary negotiations with various entities for a number of these contracts.

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20.0	Environmental Studies, Permitting, & Social or Community Impact

The main Coricancha areas include the Coricancha Mine, Tamboraque Processing Plant, and Chinchan Tailings Storage, which collectively will be referred to as CMC.

CMC is located at San Mateo and Chicla Districts in Huarochiri Province, Lima Region. The elevation is between 2,990 masl and 4,500 masl, and the distance between CMC and Lima is 90 km (East) which is accessed by the Central National Highway. Chinchan Tailings Storage is located 30 km to the East from the Tamboraque Processing Plant.

CMC has environmental permits and operation licenses such as an Environmental Impact Assessment (EIA) and two amendments, water supply licenses, mining effluents discharge authorization, the certificate of inexistence of archaeological remains and operation and concession licenses.

The main permits are listed below along with national authorities permit reference numbers:

■	Environmental permits:
■	EIA (1996) for exploitation and mining beneficiation, with a 600 mtpd of capacity (Resolución Directoral RD N° S/N-96-EM-DGM, Informe No. 441-96-EM-DGM/DPDM).
■	Work Plan (2008) for the removal and transfer of Tamboraque Tailings (Deposito 1 and 2) (RD N° 224-2008/MEM-AAM).
■	1st EIA amendment (2009) to develop new tailings storage in Chinchan (Phase I) and tailings transportation system (RD N° 294-2009-MEM-AAM).
■	2nd EIA amendment (2014) to develop new tailings storage in Chinchan (Phase II) (RD N° 192-2014-MEM-DGAAM).
■	Mining Closure Plan (2010) and its three amendments (2010-2014).
■	Water Use Licenses (2006-2015) (RA 253-2006-AG-SGRAM-ATDR.CHRL, RA N° 255-2006-AG-SGRAM-ATDR.CHRL, RA N° 252-2006-AG-SGRAM-ATDR.CHRL, RA N° 254-2006-AG-SGRAM-ATDR.CHRL, RD N° 2087-2015-ANA-AAA-CAÑETE-FORTALEZA).
■	Mining Effluent Discharge Authorization (2015) (RD N°189-2015-ANA-DGCRH).
■	Certificate of Inexistence of Archaeological Remains for Coricancha Mine Unit (1996) and Chinchan tailings storage (2010) (CIRA N° 2010-223 and Oficio N° 713-96-MNAAHP/D).
■	Mining Permits:
■	Mining Operation and Concession License and its Amendments (RD N° 175-88-EM-DGM-DCM, Informe N° 466-95-EM-DGM-DPDM, Informe N° 442 - 96-EM-DGM-DPDM, RD N° 170-2000-EM-DGM, RD N° 334-2006-MEM-DGM, RD N° 986-2011-MEM-DGM-DTM-PB).

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■	Mining and Operation Certificate (COM N° 068-2017-C).
■	Global authorization for the use of explosives, supplies and related products (RG N° 1820-2015-SUCAMEC-GEPP).

The environmental certifications, mining closure plans (and their amendments) consider activities to mitigate the environmental and social impact which include:

■	Waste management plan
■	Water use and effluent treatment plan
■	Environmental contingency plan
■	Environmental monitoring plan (air, noise, superficial and underground water, effluent, biology, and tailings storage stability)
■	Tailings transportation plan (from Coricancha to Chinchan)
■	Community relations plan
■	Procedure for land use or acquisition
■	Communication and consultation program
■	Sustainability policy

Regarding effluent treatment, CMC has a neutralization effluent plant which treats the effluent in compliance with existing Mining Effluent Discharge Authorization Permit (2015) (RD N°189-2015-ANA-DGCRH) to the Maximum Permissible Limits before discharge into the Rímac River. The effluents from the tailings storage in Chinchan are collected on site and sent to the neutralization plant in Coricancha by a tanker truck.

An environmental monitoring plan has been implemented at CMC and Chinchan Tailings Storage area.

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The plan considers the following monitoring stations:

■	Coricancha Mine Complex:
■	Nine (09) superficial water quality
■	One (01) industrial effluent discharge
■	Three (03) air quality
■	Five (05) noise quality
■	Tailings storage stability (physical and chemical).
■	Chinchan Tailings Storage:
■	Eight (08) superficial water quality
■	Five (05) underground water quality
■	Four (04) air quality
■	Four (04) noise quality
■	Eight (08) biology (fauna and flora)
■	One (01) industrial effluent discharge
■	One (01) domestic effluent discharge
■	Tailings storage stability (physical and chemical)

An environmental monitoring review was recently initiated by the Company which has identified some corrective and best practices measures for consideration and implementation. Deficiencies from the review included some technical protocol criteria, sampling quality protocol, documentation of coordinates for stations, instrumentation guard quality, and insufficient monitoring reporting. These deficiencies have been recognized and are being addressed.

Legacy Tailings are stored at Deposito 1 and 2, also known as Cancha 1 and 2 (CMC site - Tamboraque), and Chinchan Tailings Storage - Phase I. Deposito 1 and 2 Tailings storage area represent the most important environmental and social risk for CMC. This is due to their location (130 m from Rímac River and 50 m above) and the fact that the Rímac River is Lima’s water source. To manage that risk, following the 2008 ground instability above the tailings site, the Ministry of Energy and Mines (MEM) ordered the tailings removal and transfer from Deposito 1 and 2 to Chinchan Tailings Storage (Phase I and II). The Company has been undertaking the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by MEM, the relevant regulatory body. However, the Company is seeking approval of a modification to the remediation plan from MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan.

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Other historical tailings storage locations in the area include Triana, (which is approximately 5.0 m above Rímac River) and Mayoc, (which is approximately 1.3 km from CMC). The Triana site has been legally abandoned and is no longer the property or responsibility of the Company. It is guarded with a new upgraded concrete retaining wall, and the deposit itself may benefit from resurfacing work in the future. Mayoc tailings were removed from the area and the site is currently under rehabilitation and remediation.

CMC has approved its mining closure plan for mining and processing components, including tailings storage Deposito 1 and 2. The closure plan was updated three times to include Chinchan Tailings Storages Phase I and II, and to modify the tailings removal & transfer, and waste rock dump closure schedule. CMC in the third closure Plan Amendment (2014) has assumed the total commitment of US$11.0 million of closure warranty on behalf of the Ministry of Energy and Mines. Of this US$11.0 million commitment, Nyrstar has funded US$9.8 million while GPR has funded the remaining US$1.2 million.

CMC has declared 14 surface waste rock storage sites in its 2010 mining closure plan. Five of the identified waste rock storage sites have potential economic value and will be assessed as part of future studies to determine if the material will be processed at CMC. Conversely, there are nine waste dumps that do not have potential for economic value. Nevertheless, the 1996 EIA declared that all waste rock from mine activities, would be stored in the underground mine upon final closure.

Regarding the social influence area, CMC has two Social Direct Influence Areas (SDIA) related to Coricancha Mine and Processing Plant (San Mateo district) and Chinchan Tailings Storage which is located 30 km to the East (Chicla district). According to the EIA (1996), 38 villages are integrated in the SDIA, and according to the 1st EIA Amendment (2009) an additional 18 villages are incorporated into the area. These are located along the Central National Highway and rail, which are the routes of the tailings transportation plan.

According to the 1st EIA Amendment (2009), an additional four villages are integrated as Social Indirect Influence Areas (SIIA). There are various social commitments within the SDIA and SIIA villages.

The total land use area is 254.14 hectares, as presented in Table 20.1.

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Table 20.1: Ownership of Surface Land

Ownership	Area (hectares)	Location	Agreement	Document
GPR	6.12	Fundo Mayoc	Own	Partida 07012781-Lima
	13.27	Tamboraque		Partida 07012780-Lima
	7.81			Partida 11094904-Lima
C.C. de Viso	180	Anexo San Miguel de Viso	Lease	Public deed
C.C. San Antonio	6.94	Tamboraque
C.C. San Mateo de Huanchor	40	Chinchan
Total	254.14

Environmental, permitting, and community impact plans relating to CMC development, or operations, will be the subject of future studies.

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21.0	Capital & Operating Costs

The estimated capital cost in the PEA is approximately US$32.5 million over the six-year period. Additionally, the total life-of-mine (LOM) operating cost has been estimated at US$148 per tonne processed. This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Additional details regarding the capital and operating costs estimates are provided in the following sections.

21.1	Basis of Estimate

The capital and operating cost estimates presented herein were prepared to an overall level of accuracy of ±35% to 50% which is consistent with a PEA study. All cost estimates have a degree of risk associated with them and higher capital or operating costs would negatively affect the economic analysis.

Costs for the PEA were developed using the following basis of estimate:

■	Initial capital is defined as capital expenditure incurred prior to commencing commercial production.
■	Sustaining capital includes any capital expenditure incurred after commercial production is reached through mine closure.
■	The PEA includes the incremental closure costs attributed to the mine plan and excludes the closure expenses associated with legacy operations and full closure in perpetuity.
■	All costs are expressed in nominal Year 0 US Dollars with no allowance for escalation, currency fluctuation, or interest during construction.
■	Operating costs were derived using a combination of historical costs, updated cost estimates, and assumptions using the new mine plan. There is a risk of higher operating costs as a result of unforeseen conditions or logistics. Future studies should confirm cost assumptions.
21.2	Capital Cost Estimate

The LOM capital cost estimate of US$32.5 million includes mine development, processing plant, waste rock storage, tailings dam, underground equipment purchases, contingencies, and engineering, procurement, and construction management (EPCM) costs. As seen in Table 21.1, the initial capital cost is estimated at US$8.9 million, or 27% of the total capital cost. The remaining US$23.6 million is classified as sustaining capital, which comprises 73% of the total capital cost.

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Table 21.1: Total Capital Cost Estimate

Description	Total (US$M)	Initial (US$M)	Sustaining (US$M)
Mine Development
Lateral Development	14.7	3.0	11.7
Vertical Development	7.5	0.8	6.7
Rehabilitation	1.6	1.6	0.0
Mine Development Contingency (10%)	2.3	0.5	1.8
Subtotal	26.1	5.9	20.2
Processing Plant
Process Plant Refurbishment	1.2	1.2	0.0
Process Plant Equipment	0.6	0.6	0.0
Plant - EPCM (10%)	0.2	0.2	0.0
Plant Contingency (30%)	0.6	0.6	0.0
Subtotal	2.6	2.6	0.0
Other
Waste Rock Storage	1.1	0.3	0.8
Tailings Dam	2.3	0.0	2.3
UG Ancillary Equipment	0.1	0.1	0.0
Other Contingency (10%)	0.3	0.0	0.3
Subtotal	3.8	0.4	3.4
Total Capital Costs	32.5	8.9	23.6

Note: Initial Capital is defined as any capital expenditure incurred prior to commencing commercial production, whereas Sustaining Capital is defined as any capital expenditure incurred after commercial production.

21.2.1	Mining Capital Cost

In preparing the capital cost estimates, a number of contractors and consultants contributed to identify component costs based on the conceptual designs and existing infrastructure and facilities. The capital costs basis of estimate includes:

■	Local contractor quote for underground capital development main headings. Note that contractor quotes are not normally used at a PEA level, but the market rates are significantly different than other benchmark rates in this region. To address this difference, an actual quote was obtained. This unit rate included mobilization, demobilization, equipment, labour, supplies, explosives, indirect costs, and profit.
■	The main heading quote was factored for other underground development headings to account for varying dimensions and conditions.
■	Vertical excavations (raises) also were derived using contractor quotes due to the local market rates as stated above.
■	Mine rehabilitation unit rates were based on historical costs then applied to the amount of drift meters needing rehabilitation based on recent physical inspections.
■	Process plant refurbishment was factored from new costs for various components.
■	New process plant equipment was based on previous estimates and benchmarks.
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A summary of the underground capital development unit rates are provided as Table 21.2.

Table 21.2: Unit Rates for Lateral & Vertical Mine Development Capital Costs

Type of Development Cost	Unit Rate (US$/m)
Lateral Development
Main Ramp	980
Internal Ramp	980
Bypass	882
Switchback	1,029
Ore Sill	441
Vertical Development
Alimak Raise	1,770
Ore/Waste Pass	380

A contingency of 10% was applied to the lateral development, vertical development, and rehabilitation capital costs. This cost element is lower than what is typical for PEA reports and is attributable to the higher levels of engineering work that were used as the basis for preparing this capital estimate.

21.2.2	Concentrator Capital Costs

As shown in Table 21.1, a total processing plant refurbishment cost of US$1.2 million was estimated by applying factors against the equivalent new costs for specific components of the processing plant. Refurbishment of the following components were included in the estimate:

■	Hopper
■	Crusher
■	Grinding circuit
■	Lead flotation circuit
■	Zinc flotation circuit
■	Copper flotation circuit
■	AsPy flotation circuit
■	Bio-oxidation (BIOX®)
■	Countercurrent decantation (CCD) washing circuit
■	Cyanidation circuit
■	Cyanide destruction
■	Neutralization
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■	Tailings
■	Reagents

The total refurbishment cost of US$1.2 million equates to 8.5% of the total cost of the equivalent new processing equipment. This estimate assumes that the existing equipment can be salvaged and no major changes to the process flowsheet will be made since the intent is to begin production as soon as possible with minimal capital requirements. Estimated completion time for refurbishment is 6 to 12 months from the decision to proceed milestone.

A total capital cost of US$0.6 million was estimated for processing plant equipment and infrastructure, including critical spare parts, electrical components, camp, and maintenance shop.

An additional cost of 10% of the total processing plant refurbishment and equipment costs was applied to account for EPCM services required for refurbishment of the processing plant and infrastructure facilities. This equates to an additional US$0.2 million in plant capital costs. EPCM responsibility would reside with the existing staff with assistance for engineering drawings, specifications, and so forth from outside contractors, as needed.

A contingency has been applied at 30% of the total processing plant refurbishment, equipment, and EPCM costs to reflect the uncertainties associated with the processing plant costs at a PEA level of study. This contingency amounts to an additional US$0.6 million in plant capital costs.

21.2.3	Other Capital Costs

Other capital costs include:

■	Waste rock storage of US$1.0 million
■	Chinchan Tailings of US$2.3 million
■	Underground ancillary equipment of US$0.1 million to account for equipment such as ventilation fans, face pumps and communication system.
■	Contingency of 10% was applied to the Other capital cost items which equates to US$0.3 million in additional capital cost. This cost element is lower than what is typical for PEA reports and is attributable to the higher levels of engineering work that were used as the basis for preparing this capital estimate.
21.3	Operating Costs

Operating costs have been estimated to average US$148 per tonne processed and include mining costs, plant costs, and general and administrative costs. A summary of the total operating costs and average cost per tonne processed are presented in Table 21.3.

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Table 21.3: Total Operating Cost Estimate

Operating Cost	Total (US$M)	US$/t Processed
Mining	33.9	55.7
Plant	41.9	68.8
Site General & Administrative	12.1	19.9
Other General & Administrative	2.2	3.6
Total Operating Costs	90.1	148.0

21.3.1	Mining Operating Costs

The mine operating unit cost estimate summarized in Table 21.4 were developed using a combination of historical costs, updated cost estimates, and assumptions using the new mine plan. Mining operating cost estimates include equipment, labour, maintenance, consumables, materials, supplies, and indirect costs (underground supervision).

Unit rates per tonne for different excavations and methods have been developed for CAF, resue, and sill development to reflect the different equipment and productivity. The average LOM mining unit cost is US$55.71 per tonne.

Table 21.4: Total Direct Mine Operating Costs & Unit Rates

Mining Cost	Total Cost (US$M)	Unit Rate (US$/t)
Mining Method
Cut & Fill	6.7	41.57
Resue	15.4	43.57
Ore Development	2.1	22.18
Subtotal	24.2	39.76
Mining Support
Support	4.4	7.22
Maintenance	3.8	6.19
Other	1.5	2.54
Subtotal	9.7	15.95
Total	33.9	55.71

21.3.2	Concentrator Operating Costs

A processing plant operating cost of US$68.83 per tonne of throughput material was developed using first principles and based on:

■	Historical reagent consumptions,
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■	Current reagent pricing,
■	The installed equipment horsepower and current energy pricing; and,
■	A revised staffing plan using typical crew sizes and historical Coricancha compensation levels.

21.3.3	General & Administrative Operating Costs (G&A)

On-site G&A costs were estimated at US$19.88 per tonne which includes management, technical staff, safety, administrative staff, camp facilities, mess hall, and security.

Other G&A costs of US$3.64 per tonne include overhead expenses such as legal, accounting, and general and administrative costs.

21.4	Closure Costs

A total of US$3.9 million has been included in the economic analysis to account for the incremental closure costs associated with the PEA mine plan. This portion of the closure cost estimate excludes the closure commitments associated with the legacy operations and full closure in perpetuity.

The Company recognizes the complete closure commitments associated with CMC in its consolidated financial statements. The reclamation and remediation provision reflected in the Company’s consolidated financial statements was US$23.7 million as at December 31, 2017. These costs include the progressive, final and post closure commitments, such as water treatment and remediation of the CMC structures.

21.5	Earn-Out Consideration

Under the terms of the Final Share Purchase Agreement for Coricancha, the previous owner (the “Vendor”) may receive Earn-out Consideration equal to 15% of the free cash flow generated by Coricancha during the five-year period after which the mine is cumulative free cash flow positive from the date Great Panther acquired Coricancha (June 30, 2017), up to US$10.0 million. The cumulative free cash flow considers both start-up capital expenditures and all operating expenditures from the closing date of the acquisition.

The PEA does not reflect the payment of any Earn-out Consideration as the recovery of pre-start up operating and capital costs under the Earn-out Consideration formula is expected to defer the start of the Earn-out until approximately the end of the PEA life of mine. An extension of the life of mine contemplated in the PEA will likely lead to a payment of the Earn-out Consideration.

22.0	Economic Analysis

Caution to readers: In this Item, the estimates and descriptions contain forward-looking information. There are material factors that could cause actual results to differ materially from the conclusions, forecasts or projections set out in this Item. The material factors applied in drawing conclusions or making a forecast or projection include the following: production and revenue forecasts, metallurgical recovery, smelter payments, commodity prices or product value, mining, processing and general and administrative costs capital costs, closure costs, discount rate and tax information.

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This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Inferred Resources have been included in the current mine plan, and as such are included in the economic analysis presented herein. To advance the study beyond the PEA level a Mineral Reserve estimate would have to be made and Inferred Resources would need to be upgraded or removed from the mine plan.

The CMC has been assessed using a discounted cash flow (DCF) approach. This method projects yearly cash revenues and subtracts yearly cash outflows, including operating costs, capital costs, royalties, and taxes. The resulting net annual cash flows are discounted back to Year 0 and totaled to determine net present value (NPV) at the selected discount rate. The internal rate of return (IRR) is calculated as the discount rate that yields a zero NPV.

All amounts are presented in nominal Year 0 US dollars with no allowances for inflation, and financial results are reported in a Microsoft Excel-based, after-tax DCF technical economic model (TEM). This cash flow model considered the production rates, revenues, capital costs, operating costs, taxes, and royalties.

A single mine production scenario was evaluated in the TEM and sensitivity analyses were carried out for various commodity selling prices, operating costs, capital costs, head grades, and discount rates. The product pricing is based on consensus pricing as described in Item 19 of this TR. The base case TEM assumes:

■	Capital mine development begins in Year 1.
■	Production ramp-up begins 6 months later.
■	The planned production mine life is 3.75 years.
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22.1	Production & Revenue

The estimated metal production tonnage is based on the assumption that 608,000 tonnes (kt) of dry material will be processed with the following end products produced:

■	Copper concentrate with recoverable gold and silver
■	Lead concentrate with recoverable gold and silver
■	Zinc concentrate with recoverable gold and silver
■	Doré deportment (AsPy concentrate)

As seen in Table 22.1, a total of 11.7 million troy ounces of equivalent silver (Ag eq.), or 149 thousand troy ounces of equivalent gold (Au eq.), will be produced from the mine over the mine life. This will generate US$164.6 million in net revenue after selling expenses and offtake charges have been deducted. The net revenue seen in Table 22.2 was estimated from the data seen in Table 22.1 through Table 22.10 in the coming pages. A summary of the key assumptions seen in these tables is provided in Table 22.11.

Table 22.1: Annual Throughput Tonnages, Head Grades, & Metal Production

Description	Units	Total	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5
Throughput Tonnage	kt	608	0	8	187	198	195	20
Head Grades
Ag	g/t	171.07	0.00	194.57	180.53	180.75	158.40	101.19
Au	g/t	4.15	0.00	5.09	4.66	3.66	4.13	3.93
Pb	%	1.3%	0.0%	1.6%	1.4%	1.1%	1.2%	2.2%
Zn	%	2.6%	0.0%	1.8%	1.8%	3.0%	3.1%	2.1%
Cu	%	0.4%	0.0%	0.2%	0.2%	0.5%	0.5%	0.1%
Metal Production
Ag from Lead	000s oz	1,026	0	15	334	352	305	20
Ag from Zinc	000s oz	148	0	2	48	51	44	3
Ag from Copper	000s oz	1,429	0	20	465	491	425	28
Ag from Dore	000s oz	201	0	3	66	69	60	4
Au from Lead	000s oz	2	0	0	1	1	1	0
Au from Zinc	000s oz	1	0	0	0	0	0	0
Au from Copper	000s oz	2	0	0	1	1	1	0
Au from Dore	000s oz	59	0	1	21	17	19	2
Pb	000s lb	12,897	0	196	4,352	3,686	3,960	703
Zn	000s lb	28,588	0	248	6,038	10,756	10,794	752
Cu	000s lb	2,326	0	13	346	1,019	918	30
Ag eq. oz Production	Ag eq oz (000s)	11,742	0	155	3,565	3,823	3,867	331
Au eq. oz Production	Au eq oz (000s)	149	0	2	45	49	49	4

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Table 22.2: Annual Payable Metal & Revenue

Description	Unit	Total	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5
Total Throughput	kt	608	0	8	187	198	195	20
Head Grades
Ag	g/t	171.07	0.00	194.57	180.53	180.75	158.40	101.19
Au	g/t	4.15	0.00	5.09	4.66	3.66	4.13	3.93
Pb	%	1.30%	0.00%	1.58%	1.42%	1.14%	1.24%	2.17%
Zn	%	2.61%	0.00%	1.81%	1.79%	3.02%	3.06%	2.10%
Cu	%	0.37%	0.00%	0.16%	0.18%	0.50%	0.45%	0.15%
Payabale Metals
Payable Ag
Metal Payable from Lead Concentrate	000s oz	974	0	14	317	335	290	18
Metal Payable from Zinc Concentrate	000s oz	50	0	1	22	16	10	1
Metal Payable from Copper Concentrate	000s oz	1,286	0	18	418	442	383	25
Metal Payable from Dore	000s oz	200	0	3	65	68	60	4
Total Payable Ag	000s oz	2,510	0	36	822	861	743	48
Payable Au
Metal Payable from Lead Concentrate	000s oz	2	0	0	1	0	1	0
Metal Payable from Zinc Concentrate	000s oz	0	0	0	0	0	0	0
Metal Payable from Copper Concentrate	000s oz	2	0	0	1	0	1	0
Metal Payable from Dore	000s oz	59	0	1	20	17	19	2
Total Payable Au	000s oz	63	0	1	22	17	21	2
Payable Pb	000s lb	12,104	0	184	4,084	3,459	3,717	660
Payable Zn	000s lb	24,098	0	209	5,089	9,067	9,099	634
Payable Cu	000s lb	2,226	0	12	331	976	878	29
Operating Income
Revenue Ag	US$M	38.1	0.0	0.5	12.5	13.1	11.3	0.7
Revenue Au	US$M	4.3	0.0	0.1	1.5	1.2	1.4	0.1
Revenue Pb	US$M	13.3	0.0	0.2	4.5	3.8	4.1	0.7
Revenue Zn	US$M	36.2	0.0	0.3	7.6	13.7	13.6	1.0
Revenue Cu	US$M	6.7	0.0	0.1	1.0	2.9	2.6	0.1
Revenue Ag Dore	US$M	3.3	0.0	0.0	1.1	1.1	1.0	0.1
Revenue Au Dore	US$M	76.8	0.0	1.2	26.6	22.0	24.6	2.4
Metals Revenue	US$M	178.7	0.0	2.4	54.8	57.8	58.6	5.1
Selling Expenses	US$M	-2.8	0.0	0.0	-0.7	-1.0	-1.0	-0.1
Off-Take Charges (Smelting, Refining, Other)	US$M	-11.3	0.0	-0.2	-2.9	-3.9	-3.9	-0.4
Net Revenue	US$M	164.6	0.0	2.2	51.2	52.9	53.7	4.6

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Table 22.3: Concentrate & Doré Recoveries

Description	Units	Value
Pb Concentrate Deportment
Ag recovery	%	30.67
Au recovery	%	2.47
Pb recovery	%	74.04
Zn Concentrate Deportment
Ag recovery	%	4.43
Au recovery	%	1.17
Zn recovery	%	81.83
Cu Concentrate Deportment
Ag recovery	%	42.73
Au recovery	%	2.28
Cu recovery	%	47.15
Concentrate Grades
Pb concentrate grade	%	48.79
Zn concentrate grade	%	50.94
Cu concentrate grade	%	23.21
Doré Deportment (fr AsPy concentrate)
Ag recovery	%	6.02
Au recovery	%	73.27

Table 22.4: Base Case Metal Price Assumptions

Metal	Units	Base Case Metal Price
Silver (Ag)	US$/oz	16.50
Gold (Au)	US$/oz	1,300
Lead (Pb)	US$/lb	1.10
Zinc (Zn)	US$/lb	1.50
Copper (Cu)	US$/lb	3.00

Table 22.5: Lead Concentrate Terms

Lead Concentrate Terms	Units	Value
Payable Price Ag	%	95.00
Payable Price Au	%	95.00
Payable Price Pb	%	95.00
Minimum deductions Ag	g	50.00
Minimum deductions Au	g	1.00
Minimum deductions Pb	unit	3.00
Treatment charge	US$/dmt	140.00
Incremental treatment charge (> US$2,000/dmt)	US$/dmt	0.04
Refining charges Ag	US$/oz	0.60
Refining charges Au	US$/oz	10.00
Penalties	US$/dmt	133.50

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Table 22.6: Zinc Concentrate Terms

Zinc Concentrate Terms	Units	Value
Payable Price Ag	%	70.00
Payable Price Au	%	0.00
Payable Price Zn	%	85.00
Required deductions Ag	g	93.31
Minimum deductions Au	g	0.00
Minimum deductions Zn	unit	8.00
Treatment charge	US$/dmt	170.00
Incremental treatment charge (> US$2,200/dmt)	US$/dmt	0.04
Refining charges Ag	US$/oz	0.00
Refining charges Au	US$/oz	0.00
Penalties for deleterious elements	US$/dmt	3.60

Table 22.7: Copper Concentrate Terms

Copper Concentrate Terms	Units	Value
Payable Price Ag	%	90.00
Payable Price Au	%	95.00
Payable Price Cu	%	96.50
Minimum deductions Ag	g	50.00
Minimum deductions Au	g	1.00
Minimum deductions Cu	unit	1.00
Treatment charge	US$/dmt	100.00
Incremental treatment charge	US$/dmt	0.50
Refining charges Ag	US$/oz	6.00
Refining charges Au	US$/oz	0.00
Penalties for deleterious elements	US$/dmt	96.50

Table 22.8: Doré Terms

Doré Terms	Units	Value
Ag Doré payable	%	99.50
Au Doré payable	%	99.50
Refining charges Ag	US$/oz	0.30
Refining charges Au	US$/oz	1.30

Table 22.9: Selling Expenses

Selling Expenses	Units	Value
Freight of concentrate	US$/t	60.00
Freight of doré	US$/oz	0.29
Moisture content	%	8.00

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Table 22.10: Summary of Offtake Charges

Offtake Charges	Units	Value
Lead Concentrate Charges
Total treatment charges	US$/dmt	157.00
Refining charges Ag	US$/oz	0.60
Refining charges Au	US$/oz	10.00
Penalties	US$/dmt	133.50
Zinc Concentrate Charges
Total treatment charges	US$/dmt	214.24
Refining charges Ag	US$/oz	0.00
Refining charges Au	US$/oz	0.00
Penalties	US$/dmt	3.60
Copper Concentrate Charges
Treatment charge	US$/dmt	100.00
Refining charges Ag	US$/oz	0.50
Refining charges Au	US$/oz	6.00
Refining charges Cu	US$/lb	0.00
Penalties	US$/dmt	96.50
Doré Charges
Refining charges Ag	US$/oz	0.30
Refining charges Au	US$/oz	1.30

Table 22.11: Summary of Base Case Metal Prices & Assumptions

Metal	Base Case Metal Price	Avg. Head Grades	Recoveries	Effective Payable Factors
Silver (Ag)	US$16.50/oz	171 g/t	92%	90%
Gold (Au)	US$1,300/oz	4.1 g/t	80%	97%
Lead (Pb)	US$1.10/lb	1.3%	77%	94%
Zinc (Zn)	US$1.50/lb	2.6%	83%	84%
Copper (Cu)	US$3.00/lb	0.4%	78%	96%

22.2	Closure Costs

A total of US$3.9 million has been included in the economic analysis to account for estimated incremental closure costs associated with the mine plan. This closure cost estimate excludes the closure expenses associated with legacy operations, and was estimated based on the total footprint of waste dumps and tailings.

The Company recognizes the complete closure commitments associated with CMC in its consolidated financial statements. The reclamation and remediation provision reflected in the Company's consolidated financial statement was US$23.7 million as of December 31, 2017.

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22.3	Taxes

The Peruvian corporate income tax rate utilized in the economic analysis was 30%. Peru also levies employee profit sharing, a special mining duty and a government royalty which are a function of operating margins. These parameters were used to prepare the economic assessment noted in Item 22.5.

Due to uncertainty of recoverability, carry forward Value-Added Tax credits of US$13.6 million (45.6 million Peruvian Sol) have been excluded from the economic assessment.

Mr. Saint Don, Qualified Person, has not performed an independent tax review, or researched tax law associated with the project. The Qualified Person has relied fully upon, and disclaims responsibility for, tax advice derived from Mr. Victor Santiago Vásquez Valdivia which has been incorporated into the economic analysis. This tax information was used to prepare the economic assessment in Item 22.5.

22.4	Off-Taker Terms

The off-taker terms seen in Table 22.10 of Item 22.1 and included in the economic assessment provided in Item 22.5 were prepared by Mr. W. Andrew Falls of Exen Consulting. Mr. Saint Don, Qualified Person, has not performed an independent review of off-taker terms, or researched off-taker terms associated with the project. The Qualified Person has relied fully upon, and disclaims responsibility for, off-taker terms derived from Mr. Falls.

22.5	Economic Assessment

A summary of the annual pre-tax and post-tax undiscounted and discounted cash flows is provided in Table 22.12. A table and figure showing the annual undiscounted and discounted cash flows are provided as Table 22.13 and Figure 22.1.

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Table 22.12: Summary of TEM

Description	Units	Value
Net Revenue	US$M	164.6
Total Operating Costs	US$M	-90.1
Depreciation	US$M	-14.1
Taxable Income [1]	US$M	60.4
Taxes Owed	US$M	-15.7
Profit [2]	US$M	44.7
Add Back: Depreciation	US$M	14.1
Total Capital Costs	US$M	-32.5
Total Incremental Closure Costs	US$M	-3.9
Net Pre-Tax Cash Flow [3]	US$M	38.1
Pre-Tax Discounted Cash Flow	US$M	29.3
Pre-Tax Internal Rate of Return	%	134.5
Net Post-Tax Cash Flow [4]	US$M	22.4
Post-Tax Discounted Cash Flow	US$M	16.6
Post-Tax Internal Rate of Return	%	81.0
Annual Discount Rate	%	7.5

Notes:

1. Taxable Income = Net Revenue + Operating Costs + Depreciation.

2. Profit = Taxable Income + Taxes Owed.

3. Net Pre-Tax Cash Flow = Taxable Income - Depreciation + Capital Costs + Closure Costs.

4. Net Post-Tax Cash Flow = Profit - Depreciation + Capital Costs + Closure Costs.

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Table 22.13: Summary of TEM with Annual Values

Description	Unit	Total	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5
Net Revenue	US$M	164.6	0.0	2.2	51.2	52.9	53.7	4.6
Operating Costs
Mining	US$M	-33.9	0.0	-0.2	-10.2	-10.7	-10.8	-2.0
Plant	US$M	-41.9	0.0	-0.5	-12.9	-13.6	-13.5	-1.4
Mine General & Administrative	US$M	-12.1	0.0	-0.2	-3.7	-3.9	-3.9	-0.4
General & Administrative	US$M	-2.2	0.0	0.0	-0.7	-0.7	-0.7	-0.1
Total Operating Costs	US$M	-90.1	0.0	-0.9	-27.5	-28.9	-28.9	-3.9
Non-Cash Costs
Depreciation	US$M	-14.1	0.0	-0.5	-2.1	-3.4	-4.0	-4.1
Total Non-Cash Costs	US$M	-14.1	0.0	-0.5	-2.1	-3.4	-4.0	-4.1
Taxable Income [1]	US$M	60.4	0.0	0.8	21.6	20.6	20.8	-3.4
Taxes
Taxes Accrued	US$M	8.5	0.0	0.1	2.9	2.7	2.8	0.0
Taxes Paid
Income Tax	US$M	-8.5	0.0	-0.1	-2.9	-2.7	-2.8	0.0
Special Mining Tax	US$M	-2.5	0.0	-0.1	-0.8	-0.8	-0.8	0.0
Modified Mining Tax	US$M	-2.5	0.0	-0.1	-0.8	-0.8	-0.8	0.0
Profit Sharing	US$M	-2.2	0.0	0.0	-0.8	-0.7	-0.7	0.0
Total Taxes Paid	US$M	-15.7	0.0	-0.3	-5.3	-5.0	-5.1	0.0
Profit [2]	US$M	44.7	0.0	0.5	16.3	15.6	15.7	-3.4
Add Back: Depreciation	US$M	14.1	0.0	0.5	2.1	3.4	4.0	4.1
Capital Costs
Mine Development	US$M	-26.2	0.0	-5.9	-11.4	-6.4	-2.4	-0.1
Processing Plant	US$M	-2.5	-0.7	-1.8	0.0	0.0	0.0	0.0
Other	US$M	-3.8	-0.1	-0.3	-3.4	0.0	0.0	0.0
Total Capital Costs	US$M	-32.5	-0.8	-8.0	-14.8	-6.4	-2.4	-0.1
Total Closure Costs	US$M	-3.9	0.0	0.0	0.0	0.0	0.0	-3.9
Net Pre-Tax Cash Flow [3]	US$M	38.1	-0.8	-6.7	8.9	17.6	22.4	-3.3
Cumulative Pre-Tax Cash Flow	US$M		-0.8	-7.5	1.4	19.0	41.4	38.1
Pre-Tax Discounted Cash Flow	US$M	29.3	-0.8	-6.2	7.7	14.2	16.8	-2.3
Pre-Tax Internal Rate of Return	%	134.5
Net Post-Tax Cash Flow [4]	US$M	22.4	-0.8	-7.0	3.6	12.6	17.3	-3.3
Cumulative Post-Tax Cash Flow	US$M		-0.8	-7.7	-4.1	8.3	25.6	22.4
Post-Tax Discounted Cash Flow	US$M	16.6	-0.8	-6.5	3.1	10.1	13.0	-2.3
Post-Tax Internal Rate of Return	%	81.0
Annual Discount Rate	%	7.5
Post-Tax Net Present Value	US$M	16.6

Notes:

1. Taxable Income = Revenue + Operating Costs + Depreciation.

2. Profit = Taxable Income + Taxes.

3. Net Pre-Tax Cash Flow = Income - Depreciation + Capital Costs + Closure Costs.

4. Net Post-Tax Cash Flow = Profit - Depreciation + Capital Costs + Closure Costs.

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Figure 22.1: Annual Undiscounted Post-Tax Cash Flow

22.6	Project Sensitivity

A sensitivity analysis was conducted to identify the key variables that have a significant impact on the CMC returns. The sensitivity analysis independently varied the following parameters:

■	Gold and silver selling price,
■	Zinc selling price,
■	Operating cost,
■	Capital cost,
■	Head grades,
■	Discount cash flow rate.

Each parameter was varied by -20% to +20% and the resulting post-tax NPV and IRR were charted. The results of the sensitivity analysis are presented in Figure 22.2 and Figure 22.3.

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Figure 22.2: Post-Tax NPV Project Sensitivity

As seen in Figure 22.2, the post-tax NPV is most sensitive to changes in head grades and gold and silver pricing. Head grades may vary due to mining practices and conditions such as: drilling and blasting, ground stability, mining recoveries, and other operational factors. The least sensitive parameter is in changing the discount rate due to the short life of CMC.

Like NPV, the post-tax IRR seen in Figure 22.3 is most sensitive to processing plant head grades and gold and silver pricing.

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Figure 22.3: Post-Tax IRR Project Sensitivity

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23.0	Adjacent Properties

The following Item summarizes the adjacent properties as presented by Gustavson 2007, Tetra Tech 2009 and Wardrop 2011 and references therein. Golder has not confirmed nor validated any of the historical production or Mineral Resource estimates, and these are presented for informational purposes only.

There have been several other mining and exploration operations in the San Mateo area. Many are located on extensions of the veins system present at CMC, such as the Constancia and Wellington veins which extend north and south beyond the CMC property limits.

To the south of the CMC property boundaries, the Constancia and Wellington veins were mined at the San Nonato mine, although no historical production records are available. To the north, minor underground development is thought to have been undertaken on the Constancia vein, although not commercially. To the west of the CMC, several of the veins have been delineated, although no development or production records exist.

To the southwest of the CMC, along strike of the Constancia and Wellington veins is the San Nonato Mine. A 1994 non-NI 43-101 compliant Mineral Resource estimate stated that there was approximately 301,700 t at a mean grade of 3.7 g/t Au, 143 g/t Ag, 1.59% Pb, 2.44% Zn, and 0.25% Cu.

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24.0	Other Relevant Data & Information

In order to de-risk the project, GPR is planning to complete a bulk sample program that would include a test stope to obtain a 6,000 tonne bulk sample and process plant run. This bulk sample run is designed to confirm key parameters used in the PEA that impact the economic assessment including:

■	Mining dilution and recovery factors,
■	Stope preparation, productivity and backfill rates,
■	Ground conditions (pre and post blast),
■	Main heading advance rate (m/day),
■	Ore development advance rate (m/day),
■	Material handling effectiveness (bulk sample and waste rock tonnes to designated transfer points),
■	Reconciliation of grades,
■	Process plant recovery factors for Zn concentrate, Pb concentrate, Cu concentrate, and Au/Ag gravimetric;
■	Estimated operating costs based on productivities and field observations;
■	Identify opportunities for improvement to overall mining parameters.

This bulk sample program would lead to recommendations for further study. The estimated cost of this proposed trial program is not included in the PEA since it would be captured under ongoing care and maintenance costs.

No other relevant data or information is known at this time.

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25.0	Interpretation & Conclusions

Caution to readers: In this Item, all estimates and descriptions related to interpretations and conclusions at the CMC are forward-looking information. The economic assessments are preliminary in nature. Inferred Mineral Resources have been included in the mine plan but are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The PEA outlines the potential viability of Mineral Resources and there is no certainty that they will be realized. There are many material factors that could cause actual results to differ materially from the conclusions, forecasts, or projections set out in this Item. Some of the material factors include changes to regulatory framework development, issues with approval of exploitation licenses, differences from the assumptions made in the TR regarding to grades, metals production rates, schedule of development, labor, consumables and other material costs, markets and market prices, and other circumstances that may influence if CMC proceeds, as described in the TR. The material factors, or assumptions, that were applied in drawing the conclusions, forecasts, and projections set forth in this Item are summarized in the other Items of this TR. For this reason, readers should read this Item solely in the context of the full TR, and after reading all other Items of this TR.

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The following is a summary of interpretations and conclusions:

■	CMC has an extensive mining history related to a polymetallic vein system of Au-Ag-Pb-Zn-Cu in the Viso-Aruri mining district. The historic Coricancha mine production began during the 1900s with small scale intermittent production until the mine was shut down in September 2000. When the mine reopened in 2002, production increased to 16,000 tpm, before declining to 9,000 tpm prior to the mine closure in October 2002.
■	Gold Hawk, acquired the CMC in July 2007 and resumed operations in October 2007 with a mean production of 10,000 tpm until operations were suspended in May 2008.
■	Following Nyrstar’s acquisition of the CMC in July 2010, the mine resumed operations in September 2010 and operated at a monthly production rate of approximately 13,000 tpm. The mine suspended operations in August 2013 and has not operated since.
■	In May 2015, GPR signed an option agreement to assess the CMC by conducting a drill program. During 2015 and 2016, GPR completed an exploration drilling program that involved drilling 5,955 m.
■	GPR acquired the CMC on June 30, 2017.
■	An updated Mineral Resource estimate has been prepared by GPR under the supervision of the Golder Qualified Person for the CMC. The Mineral Resource estimate used industry standard practices and is based on drilling and underground sampling data of adequate quality to meet CIM guidelines. Veins were modelled in 3D including all the information available. ID3 estimation technique was used for each of the veins.
■	Using a NSR cut-off value of US$140/tonne, the Measured and Indicated Resource estimate is 753,000 tonnes at average grades of 5.8 g/t Au, 200.0 g/t Ag, 0.53% Cu, 2.07% Pb and 3.26% Zn. In addition, there is 943,000 tonnes at average grades of 5.0 g/t Au, 209.0 g/t Ag, 0.64% Cu, 1.45% Pb and 3.25% Zn, in the Inferred category.
■	Existing infrastructure allows for access to the site. The majority of the site infrastructure is adequate and can be used for restart of CMC, however repair of existing infrastructure and installation of some new infrastructure will be required.
■	Some underground areas are not accessible for inspection.
■	The current mineral processing flow sheet at CMC includes base metal sulfide flotation for the production of Pb, Zn, and Cu concentrates. Also, differential flotation is used to separate the Au bearing arsenopyrite (AsPy) from pyrite (Py) with subsequent processing by BIOX® and carbon-in-leach (CIL) cyanidation for the recovery of Au and Ag.
■	The concentrator has a maximum design throughput rate of 600 tpd.
■	A permitting review has been conducted. Pending a positive restart decisions, additional permits and/or periodic updates would be necessary for exploration, development, mining, and processing activities.
■	Legacy tailings are present at the site. Some of the tailings have been undergoing relocation as per existing regulatory commitments. This work is funded by Nyrstar.
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■	Mine planning has been done to quantify the overall development and production components for the economic analysis.
■	The preliminary production plan estimates a total of 608,000 tonnes at average grades of 4.15 g/t Au, 171.07 g/t Ag, 0.4% Cu, 1.3% Pb and 2.6% Zn, and mined at an average rate of 550 tpd.
■	The LOM capital cost estimate is US$32.5 million, with an initial capital cost of US$8.8 million and US$23.6 million of sustaining capital.
■	LOM operating costs have been estimated at US$90 million and average US$148 per tonne processed.
■	Results from the economic analysis show the potential for a post-tax NPV of US$16.6 million and an IRR of 81% over a 3.75 year mine life using a discounted cash flow rate of 7.5%.
■	The project is highly sensitive to process plant head grades, gold and silver prices, and operating costs. Variances associated with these factors pose a high risk to the project economics.
■	A total of US$3.9 million has been included in the economic analysis to account for estimated incremental closure costs associated with the mine plan. This closure cost estimate excludes the closure expenses associated with legacy operations and was estimated based on the total footprint of waste dumps and tailings.
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26.0	Recommendations

It is recommended that CMC continue to fulfill its environmental obligations to comply with commitments to the Peruvian regulatory agencies. This includes ongoing monitoring of environmental conditions as well as continued management of legacy tailings, as described within this TR. The estimated cost of ongoing care and maintenance activities is approximately US$3M per year.

Based on this TR, the Qualified Person recommends additional drilling and exploration activities designed to upgrade the existing Resource classifications and expand the current Mineral Resource inventory. Details on the extent of exploration programs are to be determined however are estimated to cost up to US$1M to US$2M per annum over the next two to three years. In addition, associated mine rehabilitation and development costs could be up to US$3M.

A bulk sample program is being considered which involves mining 6,000 t and processing this material. This program would identify any critical flaws and confirm key input parameters used in the PEA. Results from the bulk sample program could also be utilized for future studies and metallurgical testing which would further de-risk the CMC. Key recommended metallurgical testing includes:

■	Optimization of AsPy/Py differential flotation to improve gold recovery
■	Optimization of the BIOX® circuit operating parameters to improve gold recovery and minimize neutralization requirements.

The Qualified Person also recommends additional technical studies aimed to reduce risks and increase the level of confidence regarding CMC advancement. Depending on the level of detail for technical work, these are estimated at US$600,000 to US$1,000,000 over the next one to two years.

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27.0	References
■	Avila, Alexandra M. 2013. Central Andean Puna Grasslands. Biomes and Ecosystems. v.2, pp 257-259.
■	CIM. 2014. CIM Definition Standards - for Mineral Resources and Mineral Reserves. CIM Standing Committee on Reserve Definitions. 10 p.
■	CIM. 2003. Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines. 55 p.
■	CIM. 2000. Exploration Best Practices Guidelines. 3 p.
■	Gustavson Associates LLC. 2007. Report NI 43-101 Technical Report on the Prefeasibility of the Coricancha Project, Department of Lima, Peru Prepared for Gold Hawk Resources Inc. 117 p.
■	Ly Arrascue, Martha & van Niekerk, Jan. 2006. Biooxidation of arsenopyrite concentrate using BIOX® process: Industrial experience in Tamboraque, Peru. Hydrometallurgy. v.83, Issues 1-4, pp 90-96.
■	Nyrstar NV. 2013. Nyrstar 2012 Mineral Resource and Mineral Reserve Statement. News Release. 15 p.
■	Tetra Tech. 2009. Technical Report on Re-Start of the Coricancha Mine, Peru for Gold Hawk Resources Inc. 97 p.
■	Wardrop. 2011. Coricancha Project Review Technical Report for Nyrstar NV. 123 p.
■	Golder, 2018. NI 43-101 RESOURCE UPDATE TECHNICAL REPORT ON THE CORICANCHA MINE COMPLEX, HUAROCHIRÍ PROVINCE, LIMA REGION, PERÚ
■	SGS Lakefield Research Limited. 2007. Report: THE RECOVERY OF COPPER, LEAD, ZINC, ARSENIC, GOLD AND SILVER FROM THE CORICANCHA MINE (PERU).

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